-------------------------------------                    -------------------
CUSIP No.  239545205                        13D              Page 1 of 16
-------------------------------------                    -------------------

-----------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                                (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT
          TO RULE 13D-1 (a) AND AMENDMENTS THERE TO FILED PURSUANT TO
                                 RULE 13D-2(a)



                               Day Runner, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                                 Common Stock
________________________________________________________________________________
                         (Title of Class of Securities)


                                   239545205
        _______________________________________________________________
                                (CUSIP Number)

                      Art Brokx / Christine Kenmore, Esq.
                    WELLS FARGO BANK, NATIONAL ASSOCIATION
                             Loan Adjustment Group
                       333 South Grand Avenue, 9th Floor
                             Los Angeles, CA 90071
                            Ph: (213) 253-3247/3480

________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 8, 2000
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filled" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                 -----------------------
CUSIP No.   239545205              13D              Page 2 of 16

----------------------------                 -----------------------


------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Wells Fargo Bank, National Association

------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [_]
                                                                     (b) [_]


------------------------------------------------------------------------------
 3.   SEC USE ONLY



------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS: OO


------------------------------------------------------------------------------
 5.   CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E):
------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

                          0
     NUMBER OF
                   -----------------------------------------------------------
      SHARES         8.   SHARED VOTING POWER

   BENEFICIALLY           23,200,000

     OWNED BY
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING             6,400,000

                   -----------------------------------------------------------
      PERSON         10.  SHARED DISPOSITIVE POWER

       WITH               0

------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      23,200,000

------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [_]

------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      80.0%

------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON*

      BK

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                 -----------------------
CUSIP No.   239545205              13D              Page 3 of 16

----------------------------                 -----------------------


------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Bank of Scotland

------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [_]
                                                                (b) [_]


------------------------------------------------------------------------------
 3.   SEC USE ONLY



------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS: OO


------------------------------------------------------------------------------
 5.   CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E):                                    [_]
------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      United Kingdom

------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

                          0
     NUMBER OF
                   -----------------------------------------------------------
      SHARES         8.   SHARED VOTING POWER

   BENEFICIALLY           23,200,000

     OWNED BY
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING             2,400,000

                   -----------------------------------------------------------
      PERSON         10.  SHARED DISPOSITIVE POWER

       WITH               0

------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      23,200,000

------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                [_]

------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      80.0%

------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON*

      BK

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                 -----------------------
CUSIP NO.   239545205              13D              Page 4 of 16

----------------------------                 -----------------------


------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Credit Agricole Indosuez

------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [_]
                                                                (b) [_]


------------------------------------------------------------------------------
 3.   SEC USE ONLY



------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS: OO


------------------------------------------------------------------------------
 5.   CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E):                                    [_]
------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      France

------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

                          0
     NUMBER OF
                   -----------------------------------------------------------
      SHARES         8.   SHARED VOTING POWER

   BENEFICIALLY           23,200,000

     OWNED BY
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING             4,000,000

                   -----------------------------------------------------------
      PERSON         10.  SHARED DISPOSITIVE POWER

       WITH               0

------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      23,200,000

------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                [_]

------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      80.0%

------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON*

      BK

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                 -----------------------
CUSIP No.   239545205              13D              Page 5 of 16

----------------------------                 -----------------------


------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Mellon Bank, N.A.

------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [_]
                                                                (b) [_]


------------------------------------------------------------------------------
 3.   SEC USE ONLY



------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS: OO


------------------------------------------------------------------------------
 5.   CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E):                                    [_]
------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

                          3,210.8
     NUMBER OF
                   -----------------------------------------------------------
      SHARES         8.   SHARED VOTING POWER

   BENEFICIALLY           23,200,000

     OWNED BY
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING             1,603,210.8

                   -----------------------------------------------------------
      PERSON         10.  SHARED DISPOSITIVE POWER

       WITH               0

------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      23,203,210.8

------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                [_]

------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      80.01%

------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON*

      BK

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                 -----------------------
CUSIP No.   239545205              13D              Page 6 of 16

----------------------------                 -----------------------


------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      National Westminster Bank plc

------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [_]
                                                                (b) [_]


------------------------------------------------------------------------------
 3.   SEC USE ONLY



------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS: OO


------------------------------------------------------------------------------
 5.   CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                     [_]
------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      United Kingdom

------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

                          0
     NUMBER OF
                   -----------------------------------------------------------
      SHARES         8.   SHARED VOTING POWER

   BENEFICIALLY           23,200,000

     OWNED BY
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING             3,200,000

                   -----------------------------------------------------------
      PERSON         10.  SHARED DISPOSITIVE POWER

       WITH               0

------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      23,200,000

------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                [_]

------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      80.0%

------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON*

      BK

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                 -----------------------
CUSIP No.   239545205              13D              Page 7 of 16

----------------------------                 -----------------------


------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Oaktree Capital Management, LLC, as agent and on behalf of certain funds and accounts

------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [_]
                                                                (b) [_]


------------------------------------------------------------------------------
 3.   SEC USE ONLY



------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS: OO


------------------------------------------------------------------------------
 5.   CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                     [_]
------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

                          0
     NUMBER OF
                   -----------------------------------------------------------
      SHARES         8.   SHARED VOTING POWER

   BENEFICIALLY           23,200,000

     OWNED BY
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING             5,600,000

                   -----------------------------------------------------------
      PERSON         10.  SHARED DISPOSITIVE POWER

       WITH               0

------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      23,200,000

------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                [_]

------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      80.0%

------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON*

      IA

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                          ----------------------
CUSIP No. 239545205                   13D                  Page 8 of 16
----------------------------                          ----------------------

Item 1           Security and Issuer:

      Common Stock (the "Shares") of Day Runner, Inc. (the "Issuer")

      Day Runner, Inc.
      2750 West Moore Avenue
      Fullerton, CA 92833

Item 2           Identity and Background:

     This statement is being filed by Wells Fargo Bank, National Association; Bank of Scotland; Credit Agricole Indosuez; Mellon Bank, N.A.; National Westminster Bank plc, and Oaktree Capital Management, LLC, as agent and on behalf of certain funds and accounts, each of whose principal address is c/o Wells Fargo Bank, National Association, Loan Adjustment Group, 333 South Grand Avenue, Los Angeles, California, 90071.

     Wells Fargo Bank, National Association is a national banking association organized under the National Bank Act.

     Bank of Scotland is a bank constituted by an Act of Parliament of Scotland.

     Credit Agricole Indosuez is a banking organization organized and existing under the laws of France.

     Mellon Bank, N.A. is a national banking association organized under the National Bank Act.

     National Westminster Bank plc is a public limited company organized under the laws of England.

     Oaktree Capital Mangagement, LLC is a limited liability company formed under the laws of California whose principal business is investment management and advising.

Item 3.          Source and Amount of Funds or Other Consideration:

     The Reporting Persons are deemed to share beneficial ownership of 23,200,000 of the Shares reflected in this Schedule 13D, directly or indirectly, because these Reporting Persons entered into the Shareholders Agreement as more specifically described in paragraph 4, 6 and 7 of Item 4 below, the terms of which are hereby incorporated by reference herein.

Item 4.          Purpose of Transaction:

     The Issuer, Day Runner UK plc, a company incorporated with limited liability under the laws of England and Wales and a wholly-owned indirect subsidary of the Issuer, Filofax Limited, a company incorporated with limited liability under the laws of England and Wales and a wholly-owned indirect subsidiary of the Issuer (collectively, the "Borrowers"), and the Reporting Persons entered into that certain Second Amended and Restated Loan Agreement (the "Loan Agreement") dated as of November 1, 2000, which became effective on December 8, 2000. The Loan Agreement is attached hereto as Exhibit B.

----------------------------                          -----------------------
CUSIP No. 239545205                   13D                  Page 9 of 16
----------------------------                          -----------------------

     Under the Loan Agreement, a portion of the term loans previously outstanding under a prior agreement, in the amount of $27,163,875.13, was reclassified as loans convertible into Shares of the Issuer (the "Convertible Loans"), which Convertible Loans are evidenced by notes in favor of each of the Reporting Persons (the "Convertible Notes"), maturing on July 31, 2002 (the "Maturity Date"). The Loan Agreement permits the Borrowers to make payments of interest accrued on the Convertible Loans through the Maturity Date in the form of PIK notes (the "PIK Interest Notes (CL)"). On or after February 1, 2000, the Reporting Persons have the right to convert some or all of the principal amount of the Convertible Notes and/or PIK Interest Notes (CL) into a number of fully paid and nonassessable Shares obtained by dividing the aggregate amount of the Convertible Notes and PIK Interest Notes (CL) to be converted by $1.15, not to exceed a maximum of 23,200,000 total Shares converted (the "Conversion Stock").

     The Loan Agreement prohibits the Issuer from issuing additional Shares beyond the 3,122,154 Shares already issued and outstanding or reserved for issuance pursuant to certain options and rights previously granted or authorized, or any shares of preferred stock or any other equity interest without the written consent of each of the Reporting Persons. The Loan Agreement does permit the issuance of up to 2,677,846 options to directors, officers and employees of the Issuer subject to certain limitations set forth in the Loan Agreement, which limitations cannot be waived or modified without the written consent of each of the Reporting Persons. The Loan Agreement also prohibits the Issuer from authorizing, permitting, or carrying out any stock split, reverse stock split, reclassification, recapitalization, payment of stock dividends or any other transaction which either dilutes or increases the number of Shares of the Issuer or the share of the Issuer's capital structure represented by one Share.

     In connection with the Loan Agreement, the Issuer and the Reporting Persons entered into that certain Registration Rights Agreement (the "Registration Rights Agreement") dated as of November 1, 2000 which became effective on December 8, 2000. The Registration Rights Agreement is attached hereto as Exhibit C. Also in connection with the Loan Agreement, the Reporting Persons entered into that certain Shareholders Agreement (the "Shareholders Agreement") dated as of November 1, 2000 which became effective on December 8, 2000. The Shareholders Agreement is attached hereto as Exhibit D.

     Under the Registration Rights Agreement, the Reporting Persons have the right to demand that the Issuer effect three registrations of the Conversion Stock. In addition, the Reporting Persons also have the right to participate in any registrations by the Issuer of Shares not otherwise consisting of Conversion Stock. In addition to the anti-dilution provisions contained in the Loan Agreement, the Registration Rights Agreement also prohibits the Issuer from issuing any securities, preferred or common stock, debt convertible into common stock, options, warrants, rights (including conversion or preemptive rights or enter into any agreements for the purchase or acquisition from the Issuer of any shares of its capital stock) to any person or entity except as permitted by the Loan Agreement. The Issuer is also prohibited from permitting the increase in the number of its authorized Shares beyond the 29,000,000 Shares already authorized, except as permitted by the Loan Agreement. The antidilution provisions contained in the Registration Rights Agreement may be waived or modified only by express written consent of each of the Reporting Persons.

     Under the Shareholders Agreement, the Reporting Persons agree to cast their votes held by virtue of their ownership interests in Conversion Stock as a unit for the election of persons as directors of the Issuer and agree to execute irrevocable proxies authorizing Wells Fargo Bank,

----------------------------                          -----------------------
CUSIP No. 239545205                   13D                  Page 10 of 16
----------------------------                          -----------------------


National Association, or any sucessor Administrative Agent under the Loan Agreement, to cast votes for such persons as are designated pursuant to the provisions of the Shareholders Agreement. The Reporting Persons also agree to cast their votes held by virtue of their ownership interests in Conversion Stock as a unit with respect to any other matters which, by law or the Issuer's certificate of incorporation or bylaws, require the action of the Issuer's shareholders, or any other matters which may be submitted for a vote to the shareholders of the Issuer.

     The Shareholders Agreement prohibits the Reporting Persons from selling, transferring, assigning or otherwise disposing of, or encumbering mortgaging, pledging or creating a security interest in, whether voluntarily or involuntarily, any shares of Conversion Stock, except as permitted by the Loan Agreement. Notwithstanding those restrictions, the Shareholders Agreement does permit the Reporting Persons to transfer Conversion Stock to any of the following: any wholly-owned corporation or affiliate of the transferor Reporting Person, an investment partnership, provided that each partner is subject to the prior approval of each Reporting Person and that the transferor of the shares of Conversion Stock establishes and maintains effective control over the affairs of the investment partnership, and to any other transferee which the Reporting Persons holding a majority of the Conversion Stock may agree to in writing.

     The fact that the Reporting Persons are filing this Schedule 13D does not constitute an admission that such Reporting Persons have acquired the Shares of the Issuer with either the purpose or the effect of changing or influencing the control of the Issuer. Additionally, the Reporting Persons will not file any amendments to this Schedule 13D solely on account of any plans or proposals made by any Reporting Person in its role as lender under the Loan Agreement, as such plans and proposals are made as creditors of the Issuer, not as shareholders of the Issuer.

     References to and description of the Loan Agreement, the Shareholders Agreement and the Registration Rights Agreement as set forth herein are qualified in their entirety by reference to the copies of the Loan Agreement, the Shareholders Agreement and the Registration Rights Agreement, and are incorporated herein in their entirety where such references and descriptions appear.

----------------------------                          -----------------------
CUSIP No. 239545205                   13D                  Page 11 of 16
----------------------------                          -----------------------

Item 5.        Interest in Securities of the Issuer.

     (a) and (b) Each of the Reporting Persons expressly disclaims beneficial ownership of all Shares other than those Shares over which each respective Reporting Person maintains sole dispositive power.

               Wells Fargo Bank, National Association
               --------------------------------------

               Amount beneficially owned: 23,200,000 Shares
               Percent of class: 80.0%
               Number of Shares as to which such person has:
                (i)    Sole power to vote or to direct the vote: 0
                (ii)   Shared power to vote or to direct the vote: 23,200,000
                (iii)  Sole power to dispose or to direct the disposition of:
                       6,400,000
                (iv) Shared power to dispose or to direct the disposition of: 0

               Bank of Scotland
               ----------------

               Amount beneficially owned: 23,200,000 Shares
               Percent of class: 80.0%
               Number of Shares as to which such person has:
                (i)    Sole power to vote or to direct the vote: 0
                (ii)   Shared power to vote or to direct the vote: 23,200,000
                (iii) Sole power to dispose or to direct the disposition of: 2,400,000
                (iv) Shared power to dispose or to direct the disposition of: 0

               Credit Agricole Indosuez
               ------------------------

               Amount beneficially owned: 23,200,000 Shares
               Percent of class: 80.0%
               Number of Shares as to which such person has:
                (i)    Sole power to vote or to direct the vote: 0
                (ii)   Shared power to vote or to direct the vote: 23,200,000
                (iii) Sole power to dispose or to direct the disposition of: 4,000,000
                (iv) Shared power to dispose or to direct the disposition of: 0

----------------------------                          -----------------------
CUSIP No. 239545205                   13D                  Page 12 of 16
----------------------------                          -----------------------

               Mellon Bank, N.A.
               -----------------

               Amount beneficially owned: 23,200,000 Shares
               Percent of class: 80.0%
               Number of Shares as to which such person has:
                  (i)   Sole power to vote or to direct the vote: 0
                  (ii)  Shared power to vote or to direct the vote: 23,200,000
                  (iii) Sole power to dispose or to direct the disposition
                        of: 1,600,000
                  (iv) Shared power to dispose or to direct the disposition of: 0

               National Westminster Bank plc
               -----------------------------

               Amount beneficially owned: 23,200,000 Shares
               Percent of class: 80.0%
               Number of Shares as to which such person has:
                  (i)   Sole power to vote or to direct the vote: 0
                  (ii)  Shared power to vote or to direct the vote: 23,200,000
                  (iii) Sole power to dispose or to direct the disposition
                        of: 3,200,000
                  (iv) Shared power to dispose or to direct the disposition of: 0

               Oaktree Capital Management,LLC, as agent and on behalf of certain
               -----------------------------------------------------------------
               funds and accounts
               ------------------

               Amount beneficially owned: 23,200,000 Shares
               Percent of class: 80.0%
               Number of Shares as to which such person has:
                  (i)   Sole power to vote or to direct the vote: 0
                  (ii)  Shared power to vote or to direct the vote: 23,200,000
                  (iii) Sole power to dispose or to direct the disposition
                        of: 5,600,000
                  (iv) Shared power to dispose or to direct the disposition of: 0

(c) The contents of Item 4 above are incorporated herein by reference.

(d)              Not Applicable.

(e)              Not Applicable.

----------------------------                          -----------------------
CUSIP No. 239545205                   13D                  Page 13 of 16
----------------------------                          -----------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               Except as disclosed in or contemplated by the Loan Agreement, the Shareholders Agreement, and the Registration Rights Agreement, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any third person with respect to the Shares.

Item 7.        Material to be Filed as Exhibits.

Exhibit A      Joint Filing Agreement by and among Wells Fargo Bank, National
                    Association, Bank of Scotland, Credit Agrricole Indosuez, Mellon Bank, N.A., National Westminster Bank plc, and Oaktree Capital Management, LLC, as agent and on behalf of certain funds and accounts

Exhibit B      Second Amended and Restated Loan Agreement dated as of November
                    1, 2000, by and among Day Runner, Inc., a Delaware corporation, Day Runner UK plc, a company incorporated with limited liability under the laws of England and Wales, Filofax Limited, a company incorporated with limited liability under the laws of England and Wales, each as borrowers; Wells Fargo Bank, National Association, Bank of Scotland, Credit Agricole Indosuez, Mellon Bank, N.A., National Westminster Bank plc, Oaktree Capital Management, LLC, as agent and on behalf of certain funds and accounts, and each lender which may thereafter become a party thereto; and Wells Fargo Bank, National Association, as Administrative Agent.

Exhibit C      Registration Rights Agreement dated as of November 1, 2000 by and among Day Runner, Inc., Wells Fargo Bank, National Association, Bank of Scotland, Credit Agricole Indosuez, Mellon Bank, N.A., National Westminster Bank plc, and Oaktree Capital Management, LLC, as agent and on behalf of certain funds and accounts.

Exhibit D      Shareholders Agreement dated as of November 1, 2000 by and among
                    Wells Fargo Bank, National Association, Bank of Scotland, Credit Agricole Indosuez, Mellon Bank, N.A., National Westminster Bank plc, and Oaktree Capital Management, LLC, as agent and on behalf of certain funds and accounts.

----------------------------                          -----------------------
CUSIP No. 239545205                   13D                  Page 14 of 16
----------------------------                          -----------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               Wells Fargo Bank, National Association
Dated: December 18, 2000

                               /s/ Art Brokx
                               -----------------------------------------
                               By:     Art Brokx
                               Title:  VP/Principal

----------------------------                          -----------------------
CUSIP No. 239545205                   13D                  Page 15 of 16
----------------------------                          -----------------------

                                   EXHIBIT A


                            JOINT FILING AGREEMENT
                            ----------------------

     Agreement among Wells Fargo Bank, National Association, Bank of Scotland, Credit Agricole Indosuez, Mellon Bank, N.A., National Westminster Bank plc, and Oaktree Capital Management, LLC, as agent on behalf of certain funds and accounts, whereby, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, each of the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D with respect to the equity securities of Day Runner, Inc. and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing, provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.

     In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement in counterpart as of this 18th day of December, 2000.


                                Wells Fargo Bank, National Association


                                       /s/ Art Brokx
                                ------------------------------------------------
                                By:    Art Brokx
                                Title: VP/ Principal


                                Bank of Scotland


                                       /s/ Ronnie Allan
                                ------------------------------------------------
                                By:    Ronnie Allan
                                Title: Associate Director of Corporate Banking

                                Credit Agricole Indosuez


                                       /s/ Richard Manix
                                ------------------------------------------------
                                By:    Richard Manix
                                Title: I.V.P.

                                Mellon Bank, N.A.


                                       /s/ Alan J. Kopolow
                                ------------------------------------------------
                                By:    Alan J. Kopolow
                                Title: Vice President

                                National Westminster Bank plc


                                       /s/ Paul Sullivan
                                ------------------------------------------------
                                By:    Paul Sullivan
                                       Head of Leveraged Finance
                                       Specialized Lending Services

----------------------------                          -----------------------
CUSIP No. 239545205                   13D                  Page 16 of 16
----------------------------                          -----------------------

                                     Title:

                                     Oaktree Capital Management, LLC, as agent and on behalf of certain funds and accounts


                                            /s/ Kenneth Liang
                                     -----------------------------------------
                                      By:   Kenneth Liang
                                     Title: Managing Director

                  SECOND AMENDED AND RESTATED LOAN AGREEMENT

                         dated as of November 1, 2000

                                     among

                               DAY RUNNER, INC.

                               DAY RUNNER UK plc

                                      and

                                FILOFAX LIMITED

                                 as Borrowers

                           THE LENDERS HEREIN NAMED

                                  as Lenders

                                      and

                    WELLS FARGO BANK, NATIONAL ASSOCIATION,

                            as Administrative Agent

                               TABLE OF CONTENTS
                               -----------------

                                                                                                       PAGE
                                                                                                       ----
 ARTICLE I.   DEFINITIONS AND ACCOUNTING TERMS......................................................      2
----------------------------------------------

        1.1   Defined Terms.........................................................................      2
        ---   -------------
        1.2   Use of Defined Terms..................................................................     23
        ---   --------------------
        1.3   Accounting Terms......................................................................     23
        ---   ----------------
        1.4   Rounding..............................................................................     23
        ---   --------
        1.5   Exhibits and Schedules................................................................     23
        ---   ----------------------
        1.6   Miscellaneous Terms...................................................................     23
        ---   -------------------

 ARTICLE II.  LOANS.................................................................................     24
 ------------------

        2.1   Revolving Loans.......................................................................     24
        ---   ---------------
        2.2   Term Loans and Convertible Loans......................................................     25
        ---   --------------------------------
        2.3   Foreign Currency Loans................................................................     26
        ---   ----------------------
        2.4   [Intentionally Omitted]...............................................................     26
        ---   -----------------------
        2.5   Funding of Revolving Loans............................................................     26
        ---   --------------------------
        2.6   Notes.................................................................................     27
        ---   -----
        2.7   [Intentionally Omitted]...............................................................     27
        ---   -----------------------
        2.8   Voluntary Reduction of Revolving Commitment...........................................     27
        ---   -------------------------------------------
        2.9   [Intentionally Omitted]...............................................................     27
        ---   -----------------------
        2.10  Guaranty..............................................................................     27
        ----  --------
        2.11  Modification of Borrowing Base and Reserves...........................................     27
        ----  -------------------------------------------

ARTICLE III.  PAYMENTS AND FEES.....................................................................     28
-------------------------------

        3.1   Interest..............................................................................     28
        ---   --------
        3.2   Principal; Deferred Interest..........................................................     30
        ---   ----------------------------
        3.3   Commitment Fee........................................................................     32
        ---   --------------
        3.4   Amendment Fee and Administrative Agent's Fee..........................................     32
        ---   --------------------------------------------
        3.5   [Intentionally Omitted]...............................................................     32
        ---   -----------------------
        3.6   Increased Commitment Costs............................................................     32
        ---   --------------------------
        3.7   [Intentionally Omitted]...............................................................     33
        ---   -----------------------
        3.8   Foreign Currency Costs and Related Matters............................................     33
        ---   ------------------------------------------
        3.9   [Intentionally Omitted]...............................................................     35
        ---   -----------------------
        3.10  Computation of Interest and Fees......................................................     35
        ----  --------------------------------
        3.11  Non-Banking Days......................................................................     35
        ----  ----------------
        3.12  Manner and Treatment of Payments......................................................     35
        ----  --------------------------------
        3.13  Funding Sources.......................................................................     37
        ----  ---------------
        3.14  Failure to Charge Not Subsequent Waiver...............................................     37
        ----  ---------------------------------------
        3.15  Administrative Agent's Right to Assume Payments Will be Made..........................     37
        ----  ------------------------------------------------------------
        3.16  Fee Determination Detail..............................................................     37
        ----  ------------------------
        3.17  Survivability.........................................................................     37
        ----  -------------

        3.18  Application of Payments..................................................................  37
        ----  -----------------------

 ARTICLE IV.  CONVERSION OF CONVERTIBLE NOTES AND PIK INTEREST NOTES (CONVERTIBLE LOANS)...............  38
 --------------------------------------------------------------------------------------

        4.1   Right to Convert.........................................................................  38
        ---   ----------------
        4.2   Existence of Conversion Right; Issuance of Common Stock on Conversion....................  39
        ---   ---------------------------------------------------------------------
        4.3   Fractional Shares........................................................................  40
        ---   -----------------
        4.4   Conversion Price; Maximum Shares.........................................................  40
        ---   --------------------------------
        4.5   Taxes on Shares Issued...................................................................  41
        ---   ----------------------
        4.6   Representations and Covenants............................................................  41
        ---   -----------------------------
        4.7   Responsibility of Administrative Agent...................................................  44
        ---   --------------------------------------
        4.8   Shareholders Agreement...................................................................  44
        ---   ----------------------
        4.9   Representations of Lenders...............................................................  44
        ---   --------------------------

  ARTICLE V.  REPRESENTATIONS AND WARRANTIES...........................................................  45
  ------------------------------------------

        5.1   Existence and Qualification; Power; Compliance With Laws.................................  45
        ---   --------------------------------------------------------
        5.2   Authority; Compliance With Other Agreements and Instruments and Government Regulations...  46
        ---   --------------------------------------------------------------------------------------
        5.3   Government Approvals.....................................................................  46
        ---   --------------------
        5.4   Subsidiaries.............................................................................  47
        ---   ------------
        5.5   Financial Statements.....................................................................  47
        ---   --------------------
        5.6   No Other Liabilities; No Material Adverse Changes........................................  48
        ---   -------------------------------------------------
        5.7   Title to Property........................................................................  48
        ---   -----------------
        5.8   Intangible Assets........................................................................  48
        ---   -----------------
        5.9   Public Utility Holding Company Act.......................................................  48
        ---   ----------------------------------
        5.10  Litigation...............................................................................  48
        ----  ----------
        5.11  Binding Obligations......................................................................  48
        ----  -------------------
        5.12  No Default...............................................................................  49
        ----  ----------
        5.13  ERISA....................................................................................  49
        ----  -----
        5.14  Regulations U and X; Investment Company Act..............................................  49
        ----  -------------------------------------------
        5.15  Disclosure...............................................................................  49
        ----  ----------
        5.16  Tax Liability............................................................................  49
        ----  -------------
        5.17  Projections..............................................................................  49
        ----  -----------
        5.18  Environmental Matters....................................................................  50
        ----  ---------------------
        5.19  [Intentionally Omitted]..................................................................  50
        ----  -----------------------
        5.20  Account Warranties.......................................................................  50
        ----  ------------------
        5.21  Inventory Warranties.....................................................................  51
        ----  --------------------
        5.22  Accounting...............................................................................  52
        ----  ----------

 ARTICLE VI.  AFFIRMATIVE COVENANTS (OTHER THAN INFORMATION AND REPORTING REQUIREMENTS)................  52
 -------------------------------------------------------------------------------------

        6.1   Payment of Taxes and Other Potential Liens...............................................  52
        ---   ------------------------------------------
        6.2   Preservation of Existence................................................................  52
        ---   -------------------------
        6.3   Maintenance of Properties................................................................  53
        ---   -------------------------

        6.4   Maintenance of Insurance.................................................................  53
        ---   ------------------------
        6.5   Compliance With Laws.....................................................................  53
        ---   --------------------
        6.6   Inspection Rights........................................................................  53
        ---   -----------------
        6.7   Keeping of Records and Books of Account..................................................  53
        ---   ---------------------------------------
        6.8   Compliance With Agreements...............................................................  53
        ---   --------------------------
        6.9   Use of Proceeds..........................................................................  53
        ---   ---------------
        6.10  Hazardous Materials Laws.................................................................  54
        ----  ------------------------
        6.11  Additional Material Subsidiaries.........................................................  54
        ----  --------------------------------
        6.12  [Intentionally Omitted]..................................................................  54
        ----  -----------------------
        6.13  Further Assurances.......................................................................  54
        ----  ------------------
        6.14  Deposit Accounts; Cash Concentration; Cash Flow Sweep....................................  55
        ----  -----------------------------------------------------
        6.15  Convertible Notes and Common Stock.......................................................  56
        ----  ----------------------------------
        6.16  Major Accounts Payables Agreement........................................................  57

ARTICLE VII.  NEGATIVE COVENANTS.......................................................................  57
--------------------------------

        7.1   Payment of Subordinated Obligations......................................................  57
        ---   -----------------------------------
        7.2   Disposition of Property..................................................................  57
        ---   -----------------------
        7.3   Mergers..................................................................................  57
        ---   -------
        7.4   [Intentionally Omitted]..................................................................  57
        ---   -----------------------
        7.5   [Intentionally Omitted]..................................................................  57
        ---   ----------------------
        7.6   Distributions............................................................................  57
        ---   -------------
        7.7   ERISA....................................................................................  58
        ---   -----
        7.8   Change in Nature of Business.............................................................  58
        ---   ----------------------------
        7.9   Liens....................................................................................  58
        ---   -----
        7.10  Indebtedness and Guaranty Obligations....................................................  58
        ----  -------------------------------------
        7.11  Transactions with Affiliates.............................................................  59
        ----  ----------------------------
        7.12  Funded Senior Debt Ratio.................................................................  59
        ----  ------------------------
        7.13  Fixed Charge Coverage Ratio..............................................................  60
        ----  ---------------------------
        7.14  [Intentionally Omitted]..................................................................  60
        ----  -----------------------
        7.15  Investments..............................................................................  60
        ----  -----------
        7.16  Capital Expenditures.....................................................................  61
        ----  --------------------
        7.17  Payment Restrictions Affecting Subsidiaries..............................................  61
        ----  -------------------------------------------
        7.18  Lease Obligations........................................................................  61
        ----  -----------------
        7.19  Minimum EBITDA...........................................................................  61
        ----  --------------
        7.20  Convertible Notes and Common Stock.......................................................  62
        ----  ----------------------------------

ARTICLE VIII.  INFORMATION AND REPORTING COVENANTS.....................................................  62
--------------------------------------------------

        8.1   Financial and Business Information.......................................................  62
        ---   ----------------------------------
        8.2   Compliance Certificates..................................................................  66
        ---   -----------------------
        8.3   Accounts Reporting.......................................................................  66
        ---   ------------------
        8.4   Inventory Reporting......................................................................  66
        ---   -------------------
        8.5   Account Covenants........................................................................  67
        ---   -----------------
        8.6   Inventory Covenants......................................................................  67
        ---   -------------------
        8.7   Equipment Covenants......................................................................  68
        ---   -------------------
        8.8   Appointment of the Administrative Agent as any Borrowers' Attorney-in-Fact...............  68
        ---   --------------------------------------------------------------------------

       8.9    Convertible Notes and Common Stock......................................................   69
       ---    ----------------------------------

 ARTICLE IX.  CONDITIONS..............................................................................   69
 -----------------------

       9.1    Effective Date..........................................................................   69
       ---    --------------
       9.2    Revolving Loans.........................................................................   71
       ---    ---------------

  ARTICLE X.  EVENTS OF DEFAULT AND REMEDIES UPON EVENT OF DEFAULT....................................   71
  ----------------------------------------------------------------

       10.1   Events of Default.......................................................................   71
       ----   -----------------
       10.2   Remedies Upon Event of Default..........................................................   73
       ----   ------------------------------

 ARTICLE XI.  THE ADMINISTRATIVE AGENT................................................................   75
 -------------------------------------

       11.1   Appointment and Authorization...........................................................   75
       ----   -----------------------------
       11.2   Administrative Agent and Affiliates.....................................................   75
       ----   -----------------------------------
       11.3   Lenders' Credit Decisions...............................................................   75
       ----   -------------------------
       11.4   Action by Administrative Agent..........................................................   76
       ----   ------------------------------
       11.5   Liability of Administrative Agent.......................................................   76
       ----   ---------------------------------
       11.6   Indemnification.........................................................................   77
       ----   ---------------
       11.7   Successor Administrative Agent..........................................................   78
       ----   ------------------------------
       11.8   No Obligations of Borrowers.............................................................   78
       ----   ---------------------------

ARTICLE XII.  MISCELLANEOUS...........................................................................   79
---------------------------

       12.1   Cumulative Remedies; No Waiver..........................................................   79
       ----   -----------------------------
       12.2   Amendments; Consents....................................................................   79
       ----   --------------------
       12.3   Costs, Expenses and Taxes...............................................................   80
       ----   -------------------------
       12.4   Nature of Lenders' Obligations..........................................................   81
       ----   ------------------------------
       12.5   Survival of Representations and Warranties..............................................   81
       ----   ------------------------------------------
       12.6   Notices.................................................................................   81
       ----   -------
       12.7   Execution of Loan Documents.............................................................   82
       ----   ---------------------------
       12.8   Binding Effect; Assignment..............................................................   82
       ----   --------------------------
       12.9   Right of Setoff.........................................................................   84
       ----   ---------------
       12.10  Sharing of Setoffs......................................................................   84
       -----  ------------------
       12.11  Indemnity by Borrowers..................................................................   85
       -----  ----------------------
       12.12  Nonliability of the Lenders.............................................................   86
       -----  ---------------------------
       12.13  No Third Parties Benefited..............................................................   87
       -----  --------------------------
       12.14  Confidentiality.........................................................................   87
       -----  ---------------
       12.15  Further Assurances......................................................................   87
       -----  ------------------
       12.16  Integration.............................................................................   88
       -----  -----------
       12.17  Governing Law...........................................................................   88
       -----  -------------
       12.18  Severability of Provisions..............................................................   88
       -----  --------------------------
       12.19  Headings................................................................................   88
       -----  --------
       12.20  Time of the Essence.....................................................................   88
       -----  -------------------
       12.21  Foreign Lenders and Participants........................................................   88
       -----  --------------------------------
       12.22  Joint and Several Liability.............................................................   89
       -----  ---------------------------
       12.23  Removal of a Lender.....................................................................   90
       -----  -------------------

       12.24  Waiver of Right to Trial by Jury........................................................   90
       -----  --------------------------------
       12.25  Purported Oral Amendments...............................................................   90
       -----  -------------------------
       12.26  Acknowledgment of Lenders...............................................................   91
       -----  -------------------------

                                    EXHIBITS
                                    --------

  Exhibit Number    Exhibit Name
  --------------    ------------

  Exhibit A         Form of Assignment and Acceptance

  Exhibit B         Form of Borrowing Base Certificate

  Exhibit C         Form of Compliance Certificate

  Exhibit D         Form of Registration Rights Agreement

  Exhibit E         Form of Notice of Borrowing

  Exhibit F-1       Form of Term Loan A Note

  Exhibit F-2       Form of Term Loan B Note

  Exhibit F-3       Form of Convertible Note

  Exhibit F-4       Form of Revolving Loan Note

  Exhibit F-5       Form of PIK Interest Note (TLB)

  Exhibit F-6       Form of PIK Interest Note (CL)

  Exhibit G         Form of Instrument of Joinder to Subsidiary Guaranty

  Exhibit H         Form of Instrument of Joinder to Subsidiary Guaranty of
                    Revolving Loans

  Exhibit I         Form of Instrument of Joinder to Subsidiary Guaranty of Term
                    Loans

  Exhibit J         Form of Subordinated Promissory Note

  Exhibit K         Form of Global Modification

  Exhibit L         Form of Release

                                   SCHEDULES
                                   ---------

  Schedule Number       Schedule Name
  ---------------       -------------

  Schedule 1.1-A        Financial Projections

  Schedule 1.1-B        Lender Pro Rata Shares

  Schedule 2.2          Loan Outstanding on Effective Date

  Schedule 4.6(e)       Reserved Securities

  Schedule 5.1          Borrowers

  Schedule 5.4          Subsidiaries

  Schedule 5.6          Funded Debt

  Schedule 5.7          Liens

  Schedule 5.15         Public Disclosures

  Schedule 5.18         Environmental Matters

  Schedule 6.14(a)      Foreign Subsidiary Deposit Accounts

  Schedule 6.14(b)      Foreign Subsidiary Deposit Account Balances

  Schedule 7.10         Existing Indebtedness

  Schedule 7.15         Existing Investments

                          SECOND AMENDED AND RESTATED
                                LOAN AGREEMENT

                         Dated as of November 1, 2000

     This SECOND AMENDED AND RESTATED LOAN AGREEMENT dated as of November 1, 2000 is entered into by and among Day Runner, Inc., a Delaware corporation ("Day
                                                                             ---
Runner"), Day Runner UK plc, a company incorporated with limited liability under
------
the laws of England and Wales and a wholly-owned indirect subsidiary of Day Runner ("Bidco"), Filofax Limited, a company incorporated with limited liability
         -----
under the laws of England and Wales and a wholly-owned indirect subsidiary of Bidco ("Filofax"; Day Runner, Bidco and Filofax being referred to herein collectively as the "Borrowers", and individually as a "Borrower"), each lender
                     ---------                          --------
whose name is set forth on the signature pages of this Agreement and each lender which may hereafter become a party to this Agreement pursuant to Section 12.8 (collectively, the "Lenders," and individually, a "Lender"), and Wells Fargo
                    -------
Bank, National Association, as Administrative Agent.

     WHEREAS, certain of the Borrowers, Day Runner Canada Inc., an Ontario corporation formerly known as Ultima Distribution Inc. and a wholly-owned subsidiary of Day Runner ("DRC"), the Lenders and Wells Fargo Bank, National
                           ---
Association, as Administrative Agent, entered into that certain Revolving Loan Agreement dated as of September 23, 1998 (the "Original Credit Agreement");
                                               -------------------------

     WHEREAS, (i) the Borrowers, DRC, the Lenders and the Administrative Agent amended and restated the Original Credit Agreement in its entirety to give effect to the terms and provisions set forth in the Amended and Restated Loan Agreement dated as of October 12, 1999, and (2) said Amended and Restated Agreement was amended pursuant to a series of seven waivers. Pursuant to the Seventh Waiver, dated as of August 26, 2000 (the "Seventh Waiver"), Overline
                                                  --------------
Loans were made available by certain of the Lenders, and payment of certain interest was deferred (such Amended and Restated Loan Agreement, as so amended by the seven waivers, as the same was further amended, supplemented or otherwise modified from time to time, the "Existing Agreement");
                                 ------------------

     WHEREAS, the Borrowers, the Lenders and the Administrative Agent desire to amend and restate the Existing Agreement in its entirety to give effect to the terms and provisions set forth in this Agreement (the Existing Agreement as amended and restated by this Second Amended and Restated Loan Agreement, as the same may be further amended, supplemented or otherwise modified from time to time, this "Agreement");
            ---------

     WHEREAS, as of the date hereof, (1) Term Loans (as defined in the Existing Agreement) are outstanding in the aggregate principal amount of $87,163,875.13 (including 12,420,210.33 of Foreign Currency Loans); (2) Revolving Loans
(as defined in the Existing Agreement) are outstanding in the aggregate principal amount of $24,961,318.00; and (3) accrued and unpaid interest, including certain deferred interest on the Term Loans and Revolving Loans, is outstanding;

     WHEREAS, the Borrowers have requested, that (a) the Term Loans made to Borrowers under the Existing Agreement be restructured in this Agreement as Term Loan A in the principal amount of $20,000,000, Term Loan B in the principal amount of $40,000,000, and a Convertible Loan in the principal amount of $27,163,875.13 (each as defined in this Agreement), (b) the amount of the Revolving Commitment under the Existing Credit Agreement be adjusted and limited by the Available Amount, (c) future borrowings under the Revolving Loans be limited to Day Runner, and (d) various covenants be revised and adjusted.

     NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties hereto covenant and agree as follows:

                                  ARTICLE I.

                       DEFINITIONS AND ACCOUNTING TERMS
                       --------------------------------

     1.1  Defined Terms.  As used in this Agreement, the following terms shall
          -------------
have the meanings set forth below:

     "Account Warranties" has the meaning set forth in Section 5.20.
      ------------------

     "Accounts" means any and all right, title and interest of Day Runner to
      --------
payment for goods sold or leased or for services rendered, including any such right evidenced by chattel paper, whether due or to become due, whether or not it has been earned by performance, and whether now or hereafter acquired or arising in the future, including any accounts with respect to which any Affiliate of Day Runner is the account debtor.

     "Administrative Agent" means Wells Fargo Bank, National Association, when
      --------------------
acting in its capacity as the Administrative Agent under any of the Loan Documents, or any successor Administrative Agent.

     "Administrative Agent's Fee" means the annual administration fee to be paid
      --------------------------
by Day Runner to the Administrative Agent described in the fee letter dated as of November 27, 2000 from the Administrative Agent to, and acknowledged and accepted by, Day Runner.

     "Administrative Agent's Office" means the Administrative Agent's address as
      -----------------------------
set forth on the signature pages of this Agreement, or such other address as the Administrative Agent hereafter may designate by written notice to the Borrowers and the Lenders.

     "Affiliate" means, as to any Person, any other Person which directly or
      ---------
indirectly controls, or is under common control with, or is controlled by, such Person. As used in this definition, "control" (and the correlative terms, "controlled by" and "under common control with") shall mean possession, directly
 ---------8---       -------------------------
or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise); provided that, (a) in any event
                                                --------
and except as provided in clause (b), any Person that owns, directly or indirectly, 20% or more of the securities having ordinary voting power for the election of directors or other governing body of a corporation that has more than 100 record holders of such securities, or 20% or more of the partnership or other ownership interests of any other Person that has more than 100 record holders of such interests, will be deemed to be an Affiliate of such corporation, partnership or other Person; and (b) no Lender shall be deemed to be an Affiliate of the Borrowers or of any Affiliate of the Borrowers for purposes of this Agreement including, without limitation, Section 7.20(a).

     "Agreement" means this Second Amended and Restated Loan Agreement as it may
      ---------
from time to time be supplemented, modified, amended, restated or extended.

     "Applicable Commitment Fee Rate" means 67.5 basis points (0.675%).
      ------------------------------

     "Applicable Lending Office" means, with respect to each Lender, such
      -------------------------
Lender's Domestic Lending Office.

     "Assignment and Acceptance" means an assignment and acceptance
      -------------------------
substantially in the form of Exhibit A.

     "Available Amount" shall have the meaning set forth in Section 2.1.
      ----------------

     "Banking Day" means any Monday, Tuesday, Wednesday, Thursday or Friday,
      -----------
other than a day on which banks are authorized or required to be closed in California or New York.

     "Borrower" means each of Day Runner, Bidco and Filofax, and "Borrowers" is
      --------                                                    ---------
a collective reference to all of them.

     "Borrower Guaranties" means the collective reference to (a) each Borrower
      -------------------
Guaranty, previously executed by the Borrowers (other than Filofax), (b) the Borrower Guaranty of Revolving Loans, previously executed by Filofax and (c) the Borrower Guaranty of Term Loans, previously executed by Filofax; in each case as the same has been previously amended or modified and has been reaffirmed and amended by the Global Modification, and as it may be amended, supplemented or otherwise modified, amended, extended or supplanted from time to time; and each of them is a "Borrower Guaranty". Copies of these documents are attached to the Global Modification as Exhibits A, B, C and D.

     "Borrowing Base" means an amount equal to (a) eighty percent (80%) of the
      --------------
amount of Eligible Accounts (the face amount of each Eligible Account less discounts and credits that may be taken by or granted to account debtors in connection therewith), plus (b) forty percent (40%) of Eligible Inventory.

     "Borrowing Base Certificate" means a certificate substantially in the form
      --------------------------
of Exhibit B, executed by a Responsible Officer of the relevant Borrower and delivered to the Administrative Agent.

     "Capital Expenditure" means any expenditure by any Borrower or any of its
      -------------------
Subsidiaries for or related to fixed assets or purchased intangibles that is treated as a capital expenditure under GAAP, including any amount which is required to be treated as an asset subject to a Capital Lease Obligation.

     "Capital Lease" means any leasing or similar arrangement which, in
      -------------
accordance with GAAP, is classified as a capital lease.

     "Capital Lease Obligations" means all monetary obligations of a Person
      -------------------------
under any Capital Lease.

     "Cash" means, when used in connection with any Person, all monetary and
      ----
non-monetary items owned by that Person that are treated as cash in accordance with GAAP, consistently applied.

     "Cash Equivalents" means, when used in connection with any Person, that
      ----------------
Person's Investments in:

          (a) Government Securities due within one year after the date of the making of the Investment;

          (b) readily marketable direct obligations of any State of the United States of America or any political subdivision of any such State or any public agency or instrumentality thereof given on the date of such Investment a credit rating of at least AA by Moody's Investors Service, Inc. or AA by Standard & Poor's Rating Services (a division of McGraw-Hill, Inc.), in each case due within one year from the making of the Investment;

          (c) certificates of deposit issued by, bank deposits in, eurodollar deposits through, bankers' acceptances of, and repurchase agreements covering Government Securities executed by any Lender or any bank incorporated under the Laws of the United States of America, any State thereof or the District of Columbia and having on the date of such Investment combined capital, surplus and undivided profits of at least $250,000,000, or total assets of at least $5,000,000,000, in each case due within one year after the date of the making of the Investment;

          (d) certificates of deposit issued by, bank deposits in, eurodollar deposits through, bankers' acceptances of, and repurchase agreements covering Government Securities executed by any Lender or any branch or office located in the United States of America of a bank incorporated under the Laws of any jurisdiction outside the United States of America having on the date of such Investment combined capital, surplus and undivided profits of at least $500,000,000, or total assets of at least $15,000,000,000, in each case due within one year after the date of the making of the Investment;

          (e) readily marketable commercial paper or other debt securities issued by corporations doing business in and incorporated under the Laws of the United States of America or any State thereof or of any corporation that is the holding company for a bank described in clause (c) or (d) above given on the date of such Investment a credit rating of at least P-1 by Moody's Investors Service, Inc. or A-1 by Standard & Poor's Rating Services (a division of McGraw-Hill, Inc.), in each case due within one year after the date of the making of the Investment;

          (f) a readily redeemable "money market mutual fund" sponsored by a bank described in clause (c) or (d) hereof, or a broker or dealer registered under Section 15(b) of the

Securities Exchange Act of 1934, as amended, having on the date of the Investment capital of at least $50,000,000, that has and maintains an investment policy limiting its investments primarily to instruments of the types described in clauses (a) through (e) hereof and given on the date of such Investment a credit rating of at least Aa by Moody's Investors Service, Inc. and AA by Standard & Poor's Rating Services (a division of McGraw-Hill, Inc.);

          (g) corporate notes or bonds having an original term to maturity of not more than one year issued by a corporation incorporated under the Laws of the United States of America, or a participation interest therein; provided that
(i) commercial paper issued by such corporation is given on the date of such Investment a credit rating of at least Aa by Moody's Investors Service, Inc. and AA by Standard & Poor's Rating Services (a division of McGraw-Hill, Inc.), (ii) the amount of all such Investments issued by the same issuer does not exceed $5,000,000 and (iii) the aggregate amount of all such Investments does not exceed $15,000,000; and

          (h) any security denominated in pounds sterling issued by or on behalf of the government of the United Kingdom or any other unsubordinated security, investment or instrument which is denominated in pounds sterling, has a maturity of less than one year, and is given on the date of such Investment a credit rating of at least P-1 by Moody's Investor's Service, Inc. or A-1 by Standard & Poor's Ratings Services (a division of McGraw-Hill, Inc.).

     "Certificate" means a certificate signed by a Senior Officer or Responsible
      -----------
Official (as applicable) of the Person providing the certificate.

     "Change in Control" means any of the following without the advance written
      -----------------
consent of the Agent, (a) any termination of, modification of, or increase or reduction in the scope or term of engagement by Day Runner of Crossroads LLC as in effect on the Effective Date, (b) any termination of John Ausura as chief executive officer of Day Runner with full authority to manage the day to day affairs of Day Runner and its Subsidiaries as in effect on the Effective Date, or (c) any alteration, modification, increase or decrease in the compensation, financial terms or incentives of Crossroads LLC or John Ausura; (d) any transaction or series of related transactions in which any Person or two or more Persons acting in concert acquire beneficial ownership (within the meaning of Rule 13d-3(a)(1) under the Securities Exchange Act of 1934, as amended), directly or indirectly, of 35% or more of the outstanding Day Runner Common Stock, (e) Day Runner consolidates with or merges into another Person or conveys, transfers or leases its properties and assets substantially as an entirety to any Person, or any Person consolidates with or merges into Day Runner in a transaction in which the outstanding Day Runner Common Stock is changed into or exchanged for cash, securities or other property and with the effect that any Person becomes the beneficial owner, directly or indirectly, of 25% or more of Day Runner Common Stock or that the Persons who were the holders of Day Runner Common Stock immediately prior to the transaction hold less than 75% of the common stock of the surviving corporation after the transaction, or
(f) during any period of 24 consecutive months, individuals who at the beginning of such period constituted the board of directors of Day Runner (together with any new or replacement directors whose election by the board of directors, or whose nomination for election, was approved by a vote of at least a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for reelection was previously so approved) cease for any reason to constitute a majority of the directors then in office. In any event, and notwithstanding the foregoing, a Change in Control shall not occur upon the conversion of any or all of the Convertible Notes or if, as the result of any such conversion, the Lenders hold sufficient shares of Conversion Stock to elect a majority of Day Runner's board of directors, upon any new election of directors following such conversion.

     "Closing Date" means the first Banking Day on which the conditions set
      ------------
forth in Section 9.1 are satisfied or waived.

     "Code" means the Internal Revenue Code of 1986, as amended or replaced and
      ----
as in effect from time to time.

     "Collateral" means all Property and interests in Property now owned or
      ----------
hereafter acquired by a Borrower or any of its Subsidiaries upon which a Lien is granted to the Administrative Agent, for the benefit of the Lenders, under any of the Loan Documents.

     "Collateral Documents" means each of the Pledge Agreements and Security
      --------------------
Agreements.

     "Common Stock" means the common stock of any Borrower or its successor.
      ------------

     "Companies Act" means the Companies Act 1985 of Great Britain.
      -------------

     "Compliance Certificate" means a certificate in the form of Exhibit C,
      ----------------------
properly completed and signed by a Senior Officer of Day Runner.

     "Concentration Account" has the meaning set forth in Section 6.14.
      ---------------------

     "Contractual Obligation" means, as to any Person, any provision of any
      ----------------------
outstanding security issued by that Person or of any material agreement, instrument or undertaking to which that Person is a party or by which it or any of its Property is bound.

     "Conversion Price" has the meaning set forth in Section 4.4.
      ----------------

     "Conversion Stock" has the meaning set forth in Section 4.1(b).
      ----------------

     "Convertible Loan" has the meaning set forth in Section 2.2(d), and shall
      ----------------
include any interest on such Loan paid in PIK Interest Notes as provided in
Section 3.1.

     "Convertible Loan Rate" means, for any day, a rate per annum equal to the
      ---------------------
Prime Rate in effect on such day plus four percent (4%).

     "Convertible Note" means a Note evidencing a Convertible Loan issued in
      ----------------
accordance with Section 2.6(a)(iii).

     "Day Runner Common Stock" means the one class of Common Stock of Day Runner
      -----------------------
authorized on the Effective Date.

     "Day Runner 10-K" means the 10-K filed by Day Runner on September 27, 2000.
      ---------------

     "Debtor Relief Laws" means the Bankruptcy Code of the United States of
      ------------------
America, as amended from time to time, and all other applicable liquidation, conservatorship, bankruptcy, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief Laws from time to time in effect affecting the rights of creditors generally.

     "Default" means any event that, with the giving of any applicable notice or
      -------
passage of time specified in Section 10.1, or both, would be an Event of Default.

     "Default Rate" means the interest rate prescribed in Section 3.1(e).
      ------------

     "Deferred Interest" means the total amount of interest as to which payment
      -----------------
was deferred pursuant to the Seventh Waiver, in the amount of $2,257,677.43.

     "Designated Capital Expenditures" means Capital Expenditures that are
      -------------------------------
either (a) financed directly or indirectly with the proceeds of a Loan or (b) not financed by the relevant Borrower by any third party financing source.

     "Disposition" means the sale, transfer or other disposition in any single
      -----------
transaction or series of related transactions of any asset, or group of related assets, of any Borrower or any of its Subsidiaries, including, without limitation, any sale of substantially all of the operating assets of Filofax, or any sale of stock of any Person which owns, directly or indirectly, any of the equity interests in Filofax, other than (a) Inventory or Cash Equivalents sold or otherwise disposed of in the ordinary course of business of such Borrower or such Subsidiary and (b) Equipment sold or otherwise disposed of where such equipment is obsolete or no longer useful in the ordinary course of business of such Borrower or such Subsidiary, and the aggregate value of assets so disposed does not exceed $1,000,000 in any Fiscal Year.

     "Disqualified Stock" means any capital stock, warrants, options or other
      ------------------
rights to acquire capital stock (but excluding any debt security which is convertible, or exchangeable, for capital stock), which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the Maturity Date.

     "Distribution" means, with respect to any shares of capital stock or any
      ------------
warrant or option to purchase an equity security or other equity security issued by a Person, (a) any Stock Repurchase by such Person and (b) the declaration or (without duplication) payment by such Person of any dividend or other distribution in Cash or in Property (except for Property constituting capital stock of such Person that is not Disqualified Stock) on or with respect to any such security.

     "Dollars" or "$" means United States of America dollars.
      -------      -

     "Domestic Lending Office" means, with respect to any Lender, the office of
      -----------------------
such Lender specified as its "Domestic Lending Office" next to its signature hereto, or such other office of such Lender as such Lender may from time to time specify to the Borrowers and to the Administrative Agent.

     "DRC" means Day Runner Canada Inc., an Ontario corporation formerly known
      ---
as Ultima Distribution Inc. and a wholly-owned subsidiary of Day Runner.

     "DRC Loans" has the meaning set forth in the preamble to this Agreement.
      ---------

     "DRI International" means DRI International Holdings, Inc., a Delaware
      -----------------
corporation and a wholly-owned Subsidiary of Day Runner.

     "DR-UK Holdings" means DR UK Holdings Limited, a company incorporated with
      --------------
limited liability under the laws of England and Wales and a Subsidiary of DRI International.

     "DTC" means The Depository Trust Company.
      ---

     "EBITDA" means, with respect to any period, the sum of (a) Net Income for
      ------
that period, plus (b) any extraordinary loss, any asset write-down included in such Net Income and, if approved by the Administrative Agent in writing, severance expenses and other restructuring expenses and charges (provided, that, in the case of cash severance expenses and other cash restructuring expenses and charges, the aggregate amount approved by the Administrative Agent shall not exceed the amount scheduled therefor in the Projections as of the Effective Date by more than 10% of such amount), minus (c) any extraordinary gain included in such Net Income, plus (d) Interest Expense of Day Runner and its Subsidiaries for that period, plus (e) the aggregate amount of taxes on or measured by income of Day Runner and its Subsidiaries for that period (whether or not payable during that period), plus (f) without duplication of any amount included in clause (b) of this definition, depreciation, amortization and all other non-cash expenses of Day Runner and its Subsidiaries for that period.

     "Effective Date" means November 1, 2000, but the Effective Date shall not
      --------------
occur unless and until the Closing Date occurs.

     "Eligible Accounts" means at any time, the aggregate of Day Runner's
      -----------------
Accounts excluding, however, (a) all Accounts in respect of which full payment has not been received within sixty (60) days of the due date; (b) all Accounts not evidenced by an invoice (dated no later than the date of shipment and having customary payment terms); (c) all Accounts as to which the account debtor or any other Person obligated to make payment thereon has asserted any defense, offset, counterclaim or other right to avoid or reduce the liability represented by such Accounts, but only to the extent of such defense, offset, counterclaim or other right; (d) all Accounts containing special return rights or other terms and conditions which are not consistent with Day Runner's standard business practices; (e) all Accounts as to which the account debtor or other Person obligated to make payment thereon is insolvent, subject to any Debtor Relief Law or whose credit standing is unacceptable to the Administrative Agent and the Administrative Agent has so notified Day Runner; (f) all Accounts in which any Borrower or an Affiliate of any Borrower is the account debtor; (g) all Accounts owed by account debtors who are not residents of the United States; and (h) in the event thirty percent (30%) or more of the Accounts of any account debtor shall be deemed ineligible under clause (a) above, all Accounts of such account debtor. For purposes of calculating the Borrowing Base, Accounts within clauses
(a) through (c) and (e) through (h) shall be Eligible Accounts if they are backed by a letter of credit issued or confirmed by a financial institution or a branch or agency of such financial institution that is rated "A" or higher by Standard & Poor's Rating Services or such analogous rating by Moody's Investors Service, Inc.

     "Eligible Inventory" means Inventory of Day Runner that (a) is located at
      ------------------
locations and on premises within the United States or Canada satisfactory to the Administrative Agent, and, in the case of Inventory located in Canada, is either of de minimus value or is subject to the Lien of the Administrative Agent, (b) is not obsolete or unduly dated, (c) is in good condition, free from latent and patent defects and of merchantable quality, (d) is finished goods, work in process or raw materials currently usable or salable in the ordinary course of Day Runner's business, and (e) is not in the possession of any Person other than Day Runner, except (i) goods held in storage solely for the account of Day Runner (subject to the Lien of the Administrative Agent), if the Person in possession has acknowledged in writing the Administrative Agent's Lien thereon and has not issued a negotiable document of title as to the goods (except if such document of title is in the possession of the Administrative Agent), and
(ii) Inventory that has been shipped to Day Runner, fully insured (except for customary deductibles) and fully paid, with respect to which the Administrative Agent has possession of all documents of title and import, insurance and other documents necessary to claim and take delivery of the Inventory, or any insurance proceeds relating thereto, in the United States.

     "ERISA" means the Employee Retirement Income Security Act of 1974, and any
      -----
regulations issued pursuant thereto, as amended or replaced and as in effect from time to time.

     "ERISA Affiliate" means each Person (whether or not incorporated) which is
      ---------------
required to be aggregated with Borrower pursuant to Section 414 of the Code.

     "Event of Default" has the meaning set forth in Section 10.1.
      ----------------

     "Exchange Act" means the Securities Exchange Act of 1934, as amended.
      ------------

     "Existing Agreement" has the meaning set forth in the preamble to this
      ------------------
Agreement.

     "Federal Funds Rate" means, as of any date of determination, the rate set
      ------------------
forth in the daily statistical release designated as the Composite 3:30 P.M. Quotations for U.S. Government Securities, or any successor publication, published by the Federal Reserve Bank of New York (including any such successor, the "Composite 3:30 P.M. Quotation") for such date under the caption "Federal Funds Effective Rate". If on any relevant date the appropriate rate for such date is not yet published in the Composite 3:30 P.M. Quotations, the rate for such date will be the arithmetic mean of the rates for the last transaction in overnight Federal funds arranged prior to 9:00 A.M. (New York City time) on that date by each of three leading brokers of Federal funds transactions in New York City selected by the Administrative Agent.

     "Filofax Group" means Filofax Group Limited, a company incorporated with
      -------------
limited liability under the laws of England and Wales and a wholly-owned direct subsidiary of Bidco.

     "Filofax Working Capital Guaranties" means the collective reference to (a)
      ----------------------------------
the Borrower Guaranty of Revolving Loans, previously executed by Filofax and (b) the Subsidiary Guaranty of Revolving Loans, as previously executed by Filofax Group; in each case as the same has been previously amended or modified and has been reaffirmed and amended by the Global

Modification, and as it may be supplemented, modified, amended, extended or supplanted from time to time. Copies of these documents are attached to the Global Modification as Exhibits C and E..

     "Fiscal Quarter" means the fiscal quarter of Borrowers ending on each March
      --------------
31, June 30, September 30 and December 31.

     "Fiscal Year" means the fiscal year of Borrowers ending on each June 30.
      -----------

     "Fixed Charge Coverage Ratio" means, as of the last day of any month, the
      ---------------------------
ratio of (a) EBITDA for the trailing twelve (12) months ending on the last day of such month, minus Designated Capital Expenditures made by Day Runner and its
               -----
Subsidiaries during such fiscal period, minus cash payments for federal, state, local and foreign taxes actually paid during such period by Day Runner and its Subsidiaries, plus tax refunds received in cash during such period with respect to any federal, state, local, or foreign taxes, to (b) the sum of (i)(A) Interest Expense of Day Runner and its Subsidiaries for such fiscal period minus
                                                                           -----
(B) Interest Income of Day Runner and its Subsidiaries for such fiscal period plus (ii) the principal portion of Capital Lease Obligations of Day Runner and
----
its Subsidiaries during such fiscal period actually paid or required to be paid (without duplication) during such fiscal period plus (iii) any required
                                                ----
principal repayments of Indebtedness of Day Runner and its Subsidiaries during such fiscal period including required principal payments with respect to the Obligations (except in respect to (x) Intercompany Indebtedness and (y) any principal payment required by Section 3.2(a)(ii), (iii), (iv) and (v)), provided that, for purposes of this calculation, the amount of any required principal repayments of Indebtedness with respect to Revolving Loans shall be equal to the excess, if any, of the Available Amount at the beginning of such period over the Available Amount at the end of such period, minus (iv) the principal amount of
                                            -----
any Indebtedness incurred by Day Runner and its Subsidiaries during such fiscal period (excluding any Intercompany Indebtedness) the proceeds of which are used during such period to refinance existing Indebtedness of Day Runner and its Subsidiaries during such period.

     "Foreign Currency" means, with respect to a Foreign Currency Loan, the
      ----------------
foreign currency applicable to that Foreign Currency Loan.

     "Foreign Currency Banking Day" means any Banking Day on which dealings in
      ----------------------------
deposits in the applicable Foreign Currency are conducted by and among banks in the Designated Foreign Currency Market.

     "Foreign Currency Equivalent" means, as of any date of determination, the
      ---------------------------
equivalent amount in Dollars of a Foreign Currency Loan using the currency exchange rate for such date for the applicable Foreign Currency in the New York City wholesale foreign currency exchange market in trading among banks in amounts of $1,000,000 or more, set at 11:00 A.M. London Time two (2) Foreign Currency Banking Days prior to the date of determination, or, if not so set for such date, as otherwise reasonably determined by the Administrative Agent.

     "Foreign Currency Loan" means that Term Loan made under the Existing
      ---------------------
Agreement in pounds sterling in the outstanding principal amount of (Pounds) 12,420,210.33 as of the Effective Date, the interest period of which ends December 29, 2000 and which, after the Effective Date, will be a portion of Term Loan B.

     "Foreign Subsidiary" means a Subsidiary of any Borrower that (a) is
      ------------------
organized under the Laws of a jurisdiction other than the United States of America, any State thereof or the District of Columbia and (b) conducts all or substantially all of its business outside the United States of America.

     "Funded Debt" means, as to any Person (without duplication), (a)
      -----------
Indebtedness of such Person for borrowed money or for the deferred purchase price of Property (excluding trade and other accounts payable in the ordinary course of business in accordance with ordinary trade terms), including any Guaranty Obligation for any such indebtedness, (b) all Indebtedness of such Person evidenced by notes, bonds, debentures, debentures or other similar instruments, (c) Indebtedness of such Person that is non-recourse to such Person but is secured by assets of such Person, to the extent of the fair market value of such assets as determined in good faith by such Person, (d) the principal portion of Capital Lease Obligations of such Person required under GAAP to be shown on the balance sheet of such Person, (e) Indebtedness of such Person arising under bankers' acceptance facilities or under facilities for the discount of accounts receivable of such Person, and (f) any direct or contingent obligations of such Person under letters of credit issued for the account of such Person.

     "Funded Senior Debt Ratio" means, as of the last day of any month, the
      ------------------------
ratio of (a) the outstanding principal amount of all Funded Debt of Day Runner and its Subsidiaries on that date to (b) EBITDA for the trailing twelve (12) months ending on the last day of such month.

     "GAAP" means, as of any date of determination, accounting principles (a)
      ----
set forth as generally accepted in then currently effective Opinions of the Accounting Principles Board of the American Institute of Certified Public Accountants, (b) set forth as generally accepted in then currently effective Statements of the Financial Accounting Standards Board or (c) that are then approved by such other entity as may be approved by a significant segment of the accounting profession in the United States of America. The term "consistently applied," as used in connection therewith, means that the accounting principles applied are consistent in all material respects with those applied at prior dates or for prior periods.

     "Global Modification" has the meaning set forth in Section 9.1(a)(4).
      -------------------

     "Government Securities" means readily marketable (a) direct full faith and
      ---------------------
credit obligations of the United States of America or obligations guaranteed by the full faith and credit of the United States of America and (b) obligations of an agency or instrumentality of, or corporation owned, controlled or sponsored by, the United States of America that are generally considered in the securities industry to be implicit obligations of the United States of America.

     "Governmental Agency" means (a) any international, foreign, federal, state,
      -------------------
county or municipal government, or political subdivision thereof, (b) any governmental or quasi-governmental agency, authority, board, bureau, central bank, commission, department, instrumentality or public body or (c) any court or administrative tribunal of competent jurisdiction.

     "Guaranty Obligation" means, as to any Person, any (a) guarantee by that
      -------------------
Person of Indebtedness of, or other obligation performable by, any other Person or (b) assurance given by that Person to an obligee of any other Person with respect to the performance of an obligation by, or the financial condition of, such other Person, whether direct, indirect or contingent, including any purchase or repurchase agreement covering such obligation or any collateral security therefor, any agreement to provide funds (by means of loans, capital contributions or otherwise) to such other Person, any agreement to support the solvency or level of any balance sheet item of such other Person or any "keep-well" or other arrangement of whatever nature given for the purpose of assuring or holding harmless such Person against loss with respect to any obligation of such other Person; provided, however, that the term Guaranty Obligation shall
                   --------  -------
not include endorsements of instruments for deposit or collection in the ordinary course of business. The amount of any Guaranty Obligation in respect of Indebtedness shall be deemed to be an amount equal to the maximum reasonably anticipated liability in respect thereof as determined by the Person in good faith. The amount of any other Guaranty Obligation shall be deemed to be zero unless and until the amount thereof has been (or in accordance with Financial Accounting Standards Board Statement No. 5 should be) quantified and reflected or disclosed in the consolidated financial statements (or notes thereto) of the applicable Borrower or Subsidiary of any Borrower.

     "Hazardous Materials" means substances defined as "hazardous substances"
      -------------------
pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. (S) 9601 et seq., or as "hazardous", "toxic" or "pollutant" substances or as "solid waste" pursuant to the Hazardous Materials Transportation Act, 49 U.S.C. (S) 1801, et seq., the Resource Conservation and Recovery Act, 42 U.S.C. (S) 6901, et seq., or as "friable asbestos" pursuant to the Toxic Substances Control Act, 15 U.S.C. (S) 2601 et seq. or any other applicable Hazardous Materials Law, in each case as such Laws are amended from time to time.

     "Hazardous Materials Laws" means all Laws governing the treatment,
      ------------------------
transportation or disposal of Hazardous Materials applicable to any of the Real Property.

     "Indebtedness" means, as to any Person (without duplication), (a) any
      ------------
Funded Debt of such Person, (b) all obligations of such Person to purchase, redeem, retire, defease or otherwise make any payment in respect of (i) any capital stock of or other ownership or profit interest in such Person or any other Person or (ii) any warrants, rights or options to acquire such capital stock, (c) all Indebtedness of others referred to in clauses (a) and (b) above guaranteed directly or indirectly in any manner by such Person, or in effect guaranteed directly or indirectly by such Person through an agreement (i) to pay or purchase such Indebtedness or to advance or supply funds for the payment or purchase of such Indebtedness, (ii) to purchase, sell or lease (as lessee or lessor) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such Indebtedness or to assure the holder of such Indebtedness against loss, (iii) to supply funds to or in any other manner invest in the debtor (including any agreement to pay for property or services irrespective of whether such property is received or such services are rendered) or (iv) otherwise to assure a creditor against loss, and (d) all Indebtedness referred to in clauses (a) through (c) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness.

     "Intangible Assets" means assets that are considered intangible assets
      -----------------
under GAAP, including customer lists, goodwill, covenants not to compete, copyrights, trade names, trademarks and patents.

     "Intercompany Indebtedness" means any Indebtedness owed (a) by Day Runner
      -------------------------
to any of its Subsidiaries, (b) by any Subsidiary of Day Runner to Day Runner, or (c) by any Subsidiary of Day Runner to any other Subsidiary of Day Runner.

     "Interest Expense" means, with respect to Day Runner and its Subsidiaries
      ----------------
as of the last day of any fiscal period, determined on a consolidated basis, the sum of (a) all interest, fees, charges and related expenses for that fiscal period in connection with borrowed money (including any obligations for fees, charges and related expenses payable to the issuer of any letter of credit, but excluding (x) Fees (other than the Administrative Agent's Fee) required to be paid by the Borrowers to the Lenders or the Administrative Agent in connection with this Agreement, (y) amortization or write-off of capitalized fees paid in connection with the execution and delivery of the Original Credit Agreement and the Existing Credit Agreement, and (z) any interest which may be paid in PIK Interest Notes pursuant to the provisions of this Agreement) or the deferred purchase price of assets that in each case are considered "interest expense" under GAAP, plus (b) the portion of rent paid or payable (without duplication) for that fiscal period by that Person under Capital Lease Obligations that should be treated as interest in accordance with Financial Accounting Standards Board Statement No. 13.

     "Interest Payment Date" means the last Banking Day of each month.
      ---------------------

     "Interest Rate Protection Agreement" means a written agreement between any
      ----------------------------------
Borrower and one or more financial institutions providing for "swap", "cap", "collar" or other interest rate protection with respect to any Indebtedness.

     "Inventory" has the meaning set forth in the California Uniform Commercial
      ---------
Code.

     "Inventory Warranties" has the meaning set forth in Section 5.21.
      --------------------

     "Investment" means, when used in connection with any Person, any investment
      ----------
by or of that Person, whether by means of purchase or other acquisition of stock or other securities of, or all or any substantial portion of the assets of (or comprising a division or business unit of), any other Person or by means of a loan, advance creating a debt, capital contribution, guaranty or other debt or equity participation or interest in any other Person, including any partnership and joint venture interests of such Person. The amount of any Investment shall be the amount actually invested (minus any return of capital with respect to such Investment which has actually been received in Cash or has been converted into Cash or a Cash Equivalent), without adjustment for subsequent increases or decreases in the value of such Investment.

     "Laws" means, collectively, all international, foreign, federal, state and
      ----
local statutes, treaties, rules, regulations, ordinances, codes and administrative or judicial precedents.

     "Lender" means each lender whose name is set forth in the signature pages
      ------
of this Agreement and each lender which may hereafter become a party to this Agreement pursuant to Section 12.8.

     "Lien" means any mortgage, deed of trust, pledge, hypothecation, assignment
      ----
for security, security interest, encumbrance, lien or charge of any kind, whether voluntarily incurred or arising by operation of Law or otherwise, affecting any Property, including any conditional sale or other title retention agreement, and any lease in the nature of a security interest.

     "Loan" means a Revolving Loan, a Term Loan, or a Convertible Loan and
      ----
"Loans" includes all of the foregoing.

     "Loan Documents" means, collectively, this Agreement, the Notes, the
      --------------
Borrower Guaranties, the Subsidiary Guaranties, the Collateral Documents, the Global Reaffirmation and Amendment Agreement, the Release, the Registration Rights Agreement, and any other agreements of any type or nature hereafter executed and delivered by any Borrower or any of their respective Subsidiaries to the Administrative Agent or to any Lender in any way relating to or in furtherance of this Agreement or the Existing Agreement, in each case either as originally executed or as the same may from time to time be supplemented, modified, amended, restated, extended or supplanted.

     "Lockbox" has the meaning set forth in Section 6.14.
      -------

     "Margin Stock" means "margin stock" as such term is defined in Regulation
      ------------
U.

     "Material Adverse Effect" means any circumstance or event, or series of
      -----------------------
circumstances or events, which (a) has had or could reasonably be expected to have any material adverse effect whatsoever upon the validity or enforceability of any Loan Document, (b) has been or could reasonably be expected to be material and adverse to the business, condition (financial or otherwise), operations, performance, Properties or prospects of Day Runner or Day Runner and its Subsidiaries, taken as a whole or (c) has materially impaired or could reasonably be expected to materially impair the ability of any Borrower to perform the Obligations.

     "Material Subsidiary" means a Subsidiary of Day Runner either (a) owning at
      -------------------
least five percent (5%) of the consolidated assets of Day Runner and its Subsidiaries as of the end of the immediately prior Fiscal Quarter or (b) as of the last day of any Fiscal Quarter, generating at least five percent (5%) of the consolidated net sales of Day Runner and its Subsidiaries for the fiscal period consisting of the four (4) Fiscal Quarters ended on that date.

     "Maturity Date" means the earlier of (a) July 31, 2002, and (b) the date
      -------------
payment of the Loans becomes immediately due and payable pursuant to Section
10.2.

     "Monthly Payment Date" means the last Banking Day of each month.
      --------------------

     "Monthly Reports" has the meaning set forth in Section 8.1(s).
      ---------------

     "Multiemployer Plan" means any employee benefit plan of the type described
      ------------------
in Section 4001(a)(3) of ERISA to which any Borrower or any of its ERISA Affiliates contributes or is obligated to contribute.

     "NASD" means the National Association of Securities Dealers, Inc.
      ----

     "Nasdaq National Market" means the Nasdaq Stock Market, Inc.'s Nasdaq
      ----------------------
National Market.

     "Net Cash Issuance Proceeds" means, with respect to the issuance of any
      --------------------------
debt security or equity security by a Borrower or any of its Subsidiaries, the Cash proceeds received by or for the account of a Borrower or such Subsidiary in consideration of such issuance net of (a) underwriting discounts and commissions actually paid to any Person not an Affiliate of any Borrower and (b) reasonable professional fees and disbursements actually paid in connection therewith.

     "Net Cash Sales Proceeds" means, with respect to any Disposition, the sum
      -----------------------
of (a) the Cash proceeds received by or for the account of the Borrowers and their respective Subsidiaries from such Disposition plus (b) the amount of Cash received by or for the account of the Borrowers and their respective Subsidiaries upon the sale, collection or other liquidation of any proceeds that are not Cash from such Disposition, in each case net of (i) any amount required to be paid to any Person owning an interest in the assets disposed of, (ii) any amount applied to the repayment of Indebtedness secured by a Lien permitted under Section 7.9 on the asset disposed of, (iii) any transfer, income or other taxes payable as a result of such Disposition, (iv) reasonable professional fees and expenses, fees due to any Governmental Agency, broker's commissions and other out-of-pocket costs of sale actually paid to any Person that is not an Affiliate of any Borrower attributable to such Disposition and (v) any Cash required to be held in escrow or in a holdback account in accordance with the terms of agreements covering the Disposition.

     "Net Income" means, with respect to any period, the consolidated net income
      ----------
of Day Runner and its Subsidiaries for that period, determined in accordance with GAAP, consistently applied.

     "Note" and "Notes" have the meanings set forth in Sections 2.6 and 3.1(d)
      ----       -----
and each reference herein to a "Note" or "Notes" shall be deemed to refer to and include any or all of such Revolving Loan Notes, Term Loan Notes, Convertible Notes, and PIK Interest Notes, as the context may require.

     "Noteholder" means the respective payee of any Note.
      ----------

     "Notice of Borrowing" has the meaning set forth in Section 2.1(d).
      -------------------

     "Obligations" means all present and future obligations of every kind or
      -----------
nature of the Borrowers or any of their respective Subsidiaries at any time and from time to time owed to the Administrative Agent or the Lenders or any one or more of them, under any one or more of the Loan Documents, whether due or to become due, matured or unmatured, liquidated or unliquidated, or contingent or noncontingent, including obligations of performance as well as obligations of payment, and including interest that accrues after the commencement of any proceeding under any Debtor Relief Law by or against any Borrower or any of its Subsidiaries.

     "Original Credit Agreement" has the meaning set forth in the preamble to
      -------------------------
this Agreement.

     "Overline Lenders" means each of the Lenders with the exception of Credit
      ----------------
Agricole Indosuez.

     "Overline Loans" means those Loans representing principal amounts borrowed
      --------------
under the Revolving Commitment in excess of $19,500,000, and made by the Overline Lenders as Overline Loans pursuant to the Seventh Waiver.

     "Party" means any Person other than the Administrative Agent and the
      -----
Lenders, which now or hereafter is a party to any of the Loan Documents.

     "PBGC" means the Pension Benefit Guaranty Corporation or any successor
      ----
thereof established under ERISA.

     "Pension Plan" means any "employee pension benefit plan" (as such term is
      ------------
defined in Section 3(2) of ERISA), other than a Multiemployer Plan, which is subject to Title IV of ERISA and is maintained by any Borrower or to which any Borrower contributes or has an obligation to contribute.

     "Permitted Encumbrances" means:
      ----------------------

          (a) Inchoate Liens incident to construction on or maintenance of Property; or Liens incident to construction on or maintenance of Property now or hereafter filed of record for which adequate reserves have been set aside (or deposits made pursuant to applicable Law) and which are being contested in good faith by appropriate proceedings and have not proceeded to judgment, provided that, by reason of nonpayment of the obligations secured by such Liens, no such Property is subject to a material impending risk of loss or forfeiture;

          (b) Liens for taxes and assessments on Property which are not yet delinquent; or Liens for taxes and assessments on Property for which adequate reserves have been set aside and are being contested in good faith by appropriate proceedings, provided that, by reason of nonpayment of the obligations secured by such Liens, no such Property is subject to a material impending risk of loss or forfeiture;

          (c) defects and irregularities in title to any Property which in the aggregate do not materially impair the fair market value or use of the Property for the purposes for which it is or may reasonably be expected to be held;

          (d) easements, exceptions, reservations, or other agreements for the purpose of pipelines, conduits, cables, wire communication lines, power lines and substations, streets, trails, walkways, drainage, irrigation, water, and sewerage purposes, dikes, canals, ditches, the removal of oil, gas, coal, or other minerals, and other like purposes affecting Property which in the aggregate do not materially burden or impair the fair market value or use of such Property for the purposes for which it is or may reasonably be expected to be held;

          (e) easements, exceptions, reservations, or other agreements for the purpose of facilitating the joint or common use of Property in or adjacent to a shopping center or similar project affecting Property which in the aggregate do not materially burden or impair the fair market value or use of such Property for the purposes for which it is or may reasonably be expected to be held;

          (f) rights reserved to or vested in any Governmental Agency to control or regulate, or obligations or duties to any Governmental Agency with respect to, the use of any Property;

          (g) rights reserved to or vested in any Governmental Agency to control or regulate, or obligations or duties to any Governmental Agency with respect to, any right, power, franchise, grant, license, or permit;

          (h) present or future zoning laws and ordinances or other laws and ordinances restricting the occupancy, use, or enjoyment of Property;

          (i) statutory Liens, other than those described in clauses (a) or (b) above, arising in the ordinary course of business with respect to obligations which are not delinquent or are being contested in good faith, provided that, if delinquent, adequate reserves have been set aside with respect thereto and, by reason of nonpayment, no Property is subject to a material impending risk of loss or forfeiture;

          (j) covenants, conditions, and restrictions affecting the use of Property which in the aggregate do not materially impair the fair market value or use of the Property for the purposes for which it is or may reasonably be expected to be held;

          (k) rights of tenants under leases and rental agreements covering Property entered into in the ordinary course of business of the Person owning such Property;

          (l) Liens consisting of pledges or deposits to secure obligations under workers' compensation laws or similar legislation, including Liens of judgments thereunder which are not currently dischargeable;

          (m) Liens consisting of pledges or deposits of Property to secure performance in connection with operating leases made in the ordinary course of business, provided the aggregate value of all such pledges and deposits in
          --------
connection with any such lease does not at any time exceed 20% of the annual fixed rentals payable under such lease;

          (n) Liens consisting of deposits of Property to secure bids made with respect to, or performance of, contracts (other than contracts creating or evidencing an extension of credit to the depositor);

          (o) Liens consisting of any right of offset, or statutory bankers' lien, on bank deposit accounts maintained in the ordinary course of business so long as such bank deposit accounts are not established or maintained for the purpose of providing such right of offset or bankers' lien;

          (p) Liens consisting of deposits of Property to secure statutory obligations of a Borrower; and

          (q) Liens consisting of deposits of Property to secure (or in lieu of) surety, appeal or customs bonds.

     "Person" means any individual or entity, including a trustee, corporation,
      ------
limited liability company, general partnership, limited partnership, joint stock company, trust, estate, unincorporated organization, business association, firm, joint venture, Governmental Agency, or other entity.

     "PIK Interest" means any interest payable in the form of a PIK Note as
      ------------
provided for in Section 3.1(c) and (d).

     "PIK Interest Note" means a Note evidencing the obligation to pay PIK
      -----------------
Interest issued in accordance with Section 3.1(d).

     "Pledge Agreements" means the collective reference to (a) the Pledge
      -----------------
Agreement, executed and previously delivered by Day Runner, or by any Subsidiary, and (b) each Mortgage of Shares, executed and previously delivered by each of DRI International, DR-UK Holdings, Bidco, Filofax Group and Filofax, and (c) each Pledge Agreement or Mortgage of Shares, each as previously executed and delivered, or to be executed hereafter by any Subsidiary pursuant to Section 6.13; in each case as the same has been previously amended or modified and has been reaffirmed and amended by the Global Modification, and as it may be supplemented, modified, amended, extended or supplanted from time to time, and each of them is a "Pledge Agreement". The Pledge Agreements and Mortgages of
                   ----------------
Shares previously executed are attached to the Global Modification as Exhibits J, P, Q, R, and S.

     "Prime Rate" means the rate of interest announced from time to time by the
      ----------
Administrative Agent in San Francisco, California (or other headquarters city of the Administrative Agent), as its "prime rate." The "prime rate" is one of several base rates used by the Administrative Agent and serves as the basis upon which effective rates of interest are calculated for loans and other credits making reference thereto, and is not necessarily the lowest or best rate of interest. The "prime rate" is evidenced by the recording thereof after its announcement in such internal publication or publications as the Administrative Agent may designate. Any change in the Prime Rate shall take effect at the opening of business on the day such change is internally announced within the offices of the Administrative Agent.

     "Projections" means (a) the projected financial information dated August
      -----------
17, 2000 prepared by Day Runner and attached as Schedule 1.1-A, as the same may be revised from time to time by delivery of updated information to the Agent and
(b) any budget and projection delivered by Day Runner pursuant to Section
8.1(o).

     "Property" means any interest in any kind of property or asset, whether
      --------
real, personal or mixed, or tangible or intangible.

     "Pro Rata Share" means, with respect to each Lender, (a) with respect to
      --------------
Revolving Loans other than Overline Loans, the percentage of the Revolving Commitment up to $19,500,000 set forth opposite the name of that Lender on
Schedule 1.1-B, as such percentage may be increased or decreased pursuant to an Assignment and Acceptance executed in accordance with Section 12.8(b), (b) with respect to the Overline Loans, the percentage set forth opposite the name of that Lender on Schedule 1.1-B, and (c) with respect to Term Loan A and Term Loan B, and the Convertible Loan, the percentage of the Term Loans and Convertible Loan set forth opposite the name of that Lender on Schedule 1.1-B, as such percentage may be increased or decreased pursuant to an Assignment and Acceptance executed in accordance with Section 12.8.

     "Quarterly Payment Date" means the last Banking Day of each March, June,
      ----------------------
September and December.

     "Real Property" means, as of any date of determination, all real property
      -------------
then or theretofore owned, leased or occupied by any of the Borrowers or their respective Subsidiaries.

     "Registration Rights Agreement" means the Registration Rights Agreement, in
      -----------------------------
substantially the form of Exhibit D, executed on or prior to the Effective Date by Day Runner, as it may from time to time be supplemented, modified, amended, extended or supplanted.

     "Regulation D" means Regulation D, as at any time amended, of the Board of
      ------------
Governors of the Federal Reserve System, or any other regulation in substance substituted therefor.

     "Regulation U" means Regulation U, as at any time amended, of the Board of
      ------------
Governors of the Federal Reserve System, or any other regulations in substance substituted therefor.

     "Release" has the meaning set forth in Section 9.1(a)(8).
      -------

     "Requirement of Law" means, as to any Person, the articles or certificate
      ------------------
of incorporation and by-laws or other organizational or governing documents of such Person, and any Law, or judgment, award, decree, writ or determination of a Governmental Agency, in each case applicable to or binding upon such Person or any of its Property or to which such Person or any of its Property is subject.

     "Requisite Lenders" means (a) as of any date of determination if the
      -----------------
Revolving Commitment is then in effect, Lenders constituting 50% or more in number and having in the aggregate more than 50% of the sum of (i) the Revolving Commitment (including, without limitation, the portion thereof in respect of the Overline Loans) then in effect and (ii) the aggregate principal amount of Term Loan A, Term Loan B, and the Convertible Loan outstanding on such date and (b) as of any date of determination if the Revolving Commitment has then been suspended or terminated and there is then any principal amount of any Loan outstanding on such date, Lenders constituting 50% or more in number and having Loans representing more than 50% of the sum of (i) the aggregate principal amount of the Revolving Loans (including, without limitation, the Overline Loans) outstanding on such date and (ii) the aggregate principal amount of the Term Loan A, Term Loan B, and the Convertible Loan outstanding on such date.

     "Responsible Official" means (a) any Senior Officer of Day Runner and (b)
      --------------------
any other responsible official of any Borrower so designated in a written notice thereof from a Senior Officer to the Administrative Agent. The Lenders shall be entitled to conclusively rely upon any document or certificate that is signed or executed by a Responsible Official of a Borrower or any of its Subsidiaries as having been authorized by all necessary corporate, partnership and/or other action on the part of such Borrower or such Subsidiary.

     "Revolving Commitment" means a maximum of (a) Twenty-Five Million Dollars
      --------------------
($25,000,000), to and including December 8, 2000; (b) Nineteen Million Five Hundred Thousand Dollars ($19,500,000) from and including December 9, 2000 to and including December 31, 2000; (c) Fifteen Million Dollars ($15,000,000) from and after January 1, 2001 to and including March 31, 2002; and (d) zero ($0) from and after April 1, 2002.

     "Revolving Loan" means (a) a Loan outstanding on the Effective Date
      --------------
pursuant to the Existing Agreement as a revolving loan, or (b) a Loan made after the Effective Date pursuant to Section 2.1(c), and includes an Overline Loan.

     "Revolving Loan Note" means a Note evidencing a Revolving Loan issued in
      -------------------
accordance with Section 2.6(b).

     "Revolving Loan Rate" means, for any day, a rate per annum equal to the
      -------------------
Prime Rate in effect on such day plus two percent (2%).

     "SEC" means the Securities and Exchange Commission.
      ---

     "SEC Document" means any document, exhibit, report, form or other document
      ------------
filed by any Borrower or required to be filed by any Borrower with the Securities and Exchange Commission, including without limitation annual reports on Form 10-K and quarterly reports on Form 10-Q.

     "Securities Act" means the Securities Act of 1933, as amended.
      --------------

     "Security Agreements" means the collective reference to (a) each security
      -------------------
agreement, previously executed and delivered by Day Runner or a domestic Subsidiary of Day Runner in connection with the Existing Agreement, or pursuant to Section 6.13, and (b) the Security Document, as previously executed and delivered by Filofax or Topps; in each case as the same has been previously amended or modified and has been reaffirmed and amended by the Global Modification, and as it may be supplemented modified, amended, extended or supplanted from time to time, and each of them is a "Security Agreement".
Copies of these documents are attached to the Global Modification as Exhibits I, K, L, M, N, and O.

     "Senior Officer" means (a) with respect to any Person, if, at any relevant
      --------------
time, such office exists and any person is then incumbent in such office, (i) the chairman, (ii) the chief executive officer, (iii) the president, (iv) any executive vice president, (v) the chief operating officer, (vi) the general counsel, (vii) the chief financial officer, (viii) the treasurer, or (ix) the controller of such Person and, in each case, if such office does not exist or no person is then incumbent in such office, any individual with comparable executive, management or financial responsibilities or functions and (b) with respect to each Subsidiary of Day Runner not organized under the laws of the United States of America, any other senior executive officer.

     "Shareholders Agreement" has the meaning set forth in Section 4.8.
      ----------------------

     "Stock Repurchase" means, with respect to any Person, the retirement,
      ----------------
redemption, purchase or other acquisition for Cash or for Property (except for Property constituting capital stock of such Person that is not Disqualified Stock) by such Person of any shares of capital stock or any warrant or option to purchase an equity security or other equity security issued by such Person.

     "Stockholders' Equity" means, as of any date of determination and with
      --------------------
respect to any Person, the consolidated stockholders' equity of the Person as of that date determined in accordance with GAAP; provided that there shall be excluded from Stockholders' Equity any amount attributable to Disqualified Stock.

     "Subordinated Obligations" means any Indebtedness of Day Runner that (a)
      ------------------------
does not have any scheduled principal payment, mandatory principal prepayment or sinking fund payment due prior to the Maturity Date, (b) is not secured by any Lien on any Property of Day Runner or any of its Subsidiaries, (c) is not guarantied by any Subsidiary of Day Runner, (d) is subordinated by its terms in right of payment to the Obligations on terms, and in form and substance, satisfactory to the Administrative Agent and the Requisite Lenders, (e) is subject to financial performance and other covenants and events of default and other default provisions satisfactory to the Administrative Agent and the Requisite Lenders, (f) is subject to payment blockage and delayed acceleration provisions satisfactory to the Administrative Agent and the Requisite Lenders, and (g) has other terms, and is otherwise in form and substance, satisfactory to the Administrative Agent and the Requisite Lenders, in each case in their sole and absolute discretion.

     "Subsidiary" means, as of any date of determination and with respect to any
      ----------
Person, any corporation, limited liability company or partnership (whether or not, in any case, characterized as such or as a "joint venture"), whether now existing or hereafter organized or acquired: (a) any Person which is required to be treated as a "consolidated subsidiary" under GAAP, or (b) any Person (i) in the case of a corporation or limited liability company, of which a majority of the securities having ordinary voting power for the election of directors or other governing body (other than securities having such power only by reason of the happening of a contingency) are at the time beneficially owned by such Person and/or one or more Subsidiaries of such Person, or (ii) in the case of a partnership, of which a majority of the partnership or other ownership interests are at the time beneficially owned by such Person and/or one or more of its Subsidiaries.

     "Subsidiary Guarantors" means all Subsidiaries of any Borrower that are or
      ---------------------
become parties to a Subsidiary Guaranty.

     "Subsidiary Guaranties" means the collective reference to (a) the
      ---------------------
Subsidiary Guaranty, previously executed and delivered by each of DRI International and DR-UK Holdings, and each other Subsidiary Guarantor, (b) the Subsidiary Guaranty of Revolving Loans, previously executed and delivered on or prior to the Effective Date by Filofax Group, and
(c) the Subsidiary Guaranty of Term Loans, as previously executed and delivered on or prior to the Effective Date by Filofax Group; in each case as the same has been previously amended and modified and has been reaffirmed and amended by the Global Modification, and as it may be supplemented, modified, amended, extended or supplanted from time to time; and each of them is a "Subsidiary Guaranty." Copies of these documents are attached to the Global Modification as Exhibits E, F, G, and H.

     "Supermajority Lenders" means Lenders having at least Seventy-Six Percent
      ---------------------
(76%) of the sum of (a)(i) and (ii) or (b)(i) and (ii), as applicable, under the definition of Requisite Lenders.

     "Tender Offer Notes" means unsecured promissory notes made by Bidco and
      ------------------
guaranteed, by an unsecured guaranty, by Day Runner, issued to the former holders of the share capital of Filofax Group who elected to receive such notes instead of all or part of the cash consideration to which such holders otherwise were entitled under the tender offer described in the Existing Agreement.

     "Term Loan" means Term Loan A or Term Loan B, and "Term Loans" includes all
      ---------
of the foregoing.

     "Term Loan A" means the Loan outstanding hereunder pursuant to Section
      -----------
2.2(b).

     "Term Loan A Rate" means, for any day, a rate per annum equal to the Prime
      ----------------
Rate in effect on such day plus two percent (2%).

     "Term Loan Amount" has the meaning set forth in Section 2.2(a).
      ----------------

     "Term Loan B" means the Loan outstanding hereunder pursuant to Section
      -----------
2.2(c), and shall include any interest on such Loan paid in PIK Interest Notes as provided in Section 3.1.

     "Term Loan B Rate" means, for any day (a) prior to June 30, 2001, a rate
      ----------------
per annum equal to the Prime Rate in effect on such day plus four percent (4%) (except for cash interest paid on all Foreign Currency Loans), and (b) on and following June 30, 2001 and for cash interest paid on Foreign Currency Loans, a rate per annum equal to the Prime Rate in effect on such day plus two percent (2%).

     "Term Loan Interest Reserve Account" has the meaning set forth in Section
      ----------------------------------
6.14.

     "Term Loan Note" means a Note evidencing a Term Loan issued in accordance
      --------------
with Section 2.6(a), and shall include a Term Loan A Note and a Term Loan B
Note.

     "to the best knowledge of" means, when modifying a representation, warranty
      ------------------------
or other statement of any Person, that the fact or situation described therein is known by the Person (or, in the case of a Person other than a natural Person, known by any Senior Officer of that Person) making the representation, warranty or other statement, or with the exercise of reasonable due diligence under the circumstances (in accordance with the standard of what a reasonable Person in similar circumstances would have done) would have been known by the

Person (or, in the case of a Person other than a natural Person, would have been known by a Senior Officer of that Person).

     "Topps" means Topps of England Limited, a company incorporated with limited
      -----
liability under the laws of England and Wales and a Subsidiary of Filofax Group.

     "Wholly-Owned Subsidiary" means a Subsidiary of any Borrower, 100% of the
      -----------------------
capital stock or other equity interest of which is owned, directly or indirectly, by any Borrower, except for director's qualifying shares required by applicable Laws.

     1.2  Use of Defined Terms. Any defined term used in the plural shall refer
          --------------------
to all members of the relevant class, and any defined term used in the singular shall refer to any one or more of the members of the relevant class.

     1.3  Accounting Terms. All accounting terms not specifically defined in
          ----------------
this Agreement shall be construed in conformity with, and all financial data required by this Agreement to be submitted by the Borrowers, or any of them, to the Administrative Agent or the Lenders, shall be prepared in conformity with, GAAP applied on a consistent basis, except as otherwise specifically prescribed herein. In the event that GAAP changes during the term of this Agreement such that the covenants contained in Sections 7.12, 7.13 and 7.19, inclusive, would then be calculated in a different manner, (a) the Borrowers and the Lenders agree to negotiate in good faith to amend this Agreement in such respects as are necessary to conform those covenants as criteria for evaluating the Borrowers' financial condition to substantially the same criteria as were effective prior to such change in GAAP and (b) the Borrowers shall be deemed to be in compliance with the covenants contained in the aforesaid Sections if and to the extent that the Borrowers would have been in compliance therewith under GAAP as in effect immediately prior to such change, but shall have the obligation to deliver each officer's certificate set forth in Section 8.1 to the Administrative Agent and the Lenders, on the dates therein specified, with an attached detailed reconciliation demonstrating such compliance and setting forth the differences in calculation of such covenants under GAAP as amended as compared with GAAP as in effect immediately prior to such change.

     1.4  Rounding. Any financial ratios required to be maintained by the
          --------
Borrowers pursuant to this Agreement shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed in this Agreement and rounding the result up or down to the nearest number (with a round-up if there is no nearest number) to the number of places by which such ratio is expressed in this Agreement.

     1.5  Exhibits and Schedules. All Exhibits and Schedules to this Agreement,
          ----------------------
either as originally existing or as the same may from time to time be supplemented, modified or amended, are incorporated herein by this reference.

     1.6  Miscellaneous Terms. The term "or" is disjunctive; the term "and" is
          -------------------
conjunctive. The term "shall" is mandatory; the term "may" is permissive. Masculine terms also apply to females; feminine terms also apply to males. The term "including" is by way of example and not limitation.

                                  ARTICLE II.

                                     LOANS
                                     -----

     2.1  Revolving Loans.
          ------------------

          (a) Existing Agreement; Maximum Amount.  As of the Effective Date
              ----------------------------------
hereof, the amount of the Revolving Commitment is $25,000,000, and the outstanding principal amount of the revolving loans under the Existing Agreement is $24, 961, 318.00 (including the Overline Loans). Such principal amount shall continue to be Revolving Loans under this Agreement. Except as provided in paragraph (c), Borrowers may not reborrow any funds repaid on the Revolving Loans. From and after the Effective Date, the outstanding principal amount of the Revolving Loans shall not, at any time, exceed the lowest of (i) the Revolving Commitment as reduced from time to time, (ii) the Available Amount (as hereafter defined), and (iii) on or after February 1, 2001, the Borrowing Base as set forth in the most recent Borrowing Base Certificate, as adjusted in accordance with Section 2.11. From and after April 1, 2002, the principal balance of the Revolving Loans shall be zero (0).

          (b) Available Amount.  The "Available Amount" shall be the maximum
              ----------------
principal amount which may be outstanding as Revolving Loans (including, without limitation, the Overline Loans) from time to time under the Revolving Commitment. The Available Amount shall be as follows for the following periods to and including the last day of such period:

          --------------------------------------------------------------------
           October 1, 2000 - December 8, 2000                 $25,000,000
          --------------------------------------------------------------------
           December 9, 2000 - December 31, 2000               $19,500,000
          --------------------------------------------------------------------
           January 1, 2001 - February 28, 2001                $12,000,000
          --------------------------------------------------------------------
           March 1, 2001 - April 30, 2001                     $ 8,000,000
          --------------------------------------------------------------------
           May 1, 2001 - June 30, 2001                        $10,000,000
          --------------------------------------------------------------------
           July 1, 2001 - December 31, 2001                   $15,000,000
          --------------------------------------------------------------------
           January 1, 2002 - March 31, 2002                   $10,000,000
          --------------------------------------------------------------------
           April 1, 2002 - July 31, 2002                      0
          --------------------------------------------------------------------
           July 31, 2002                                      Maturity Date
          --------------------------------------------------------------------

          (c) Additional Borrowing.  Borrowers may not borrow any amounts under
              --------------------
the Revolving Commitment which are not outstanding as of the Effective Date, or reborrow any amounts repaid on Revolving Loans, prior to February 1, 2001 or after March 30, 2002. On and after February 1, 2001 and up to and including March 30, 2002, each Lender shall, pro rata according to and limited by that Lender's Pro Rata Share of the Revolving Commitment then in effect, make Revolving Loans to Day Runner (but to no other Borrower) in such amounts as Day

Runner may request; provided that, after giving effect to any repayments of
                    -------------
Revolving Loans made on the same Banking Day (or for which provision has been made for payment on the same Banking Day that is satisfactory to the Administrative Agent in its sole and absolute discretion), such Revolving Loans shall not cause the aggregate outstanding principal amount of the Revolving Loans to exceed the lowest of (i) the Revolving Commitment as reduced from time to time, (ii) the Available Amount and (iii) from and after February 1, 2001, the Borrowing Base as set forth in the most recent Borrowing Base Certificate, as adjusted in accordance with Section 2.11. Subject to the limitations set forth herein, Day Runner may borrow, repay and reborrow under the Revolving Commitment without premium or penalty. Revolving Loans hereunder shall only be made to Day Runner.

          (d) Notice of Borrowing for Revolving Loans.  Day Runner shall give
              ---------------------------------------
the Administrative Agent a notice in the form set forth hereto as Exhibit E (a

"Notice of Borrowing") not later than 11:00 A.M. (California time) on the date
--------------------
(which must be a Banking Day) which is at least two Banking Days prior to the date of each Revolving Loan. A Notice of Borrowing which is effective after 11:00 a.m. (California time) shall be considered to be effective on the next Banking Day. Such Notice of Borrowing shall specify (i) the requested date of such Revolving Loan, which shall be a Banking Day, and shall be at least two (2) Banking Days after the date of the Notice of Borrowing is effective, (ii) the amount of such Loan, and (iii) in reasonable detail satisfactory to the Administrative Agent, the anticipated use of proceeds of such Revolving Loan. A Notice of Borrowing shall be irrevocable upon the Administrative Agent's receipt thereof.

          (e) Minimum Amounts With Respect to Revolving Loans. Each Revolving
              -----------------------------------------------
Loan shall be in a principal amount not less than One Million Dollars ($1,000,000) and in a multiple of $100,000.

     2.2  Term Loans and Convertible Loans.
          -----------------------------------

          (a) Outstanding Loans. Prior to the Effective Date, the Lenders, on
              -----------------
one or more occasions, made term loans to Borrowers pursuant to the Existing Agreement, in the aggregate principal amount of $87,163,875.13 (including (Pounds)12,420,210.33 of Foreign Currency Loans), all of which continues to be outstanding on the date hereof (the "Term Loan Amount"). Borrowers' Obligations
                                     ----------------
on Term Loans outstanding under the Existing Agreement are hereby reaffirmed and restructured as (i) Term Loans made to the Borrowers, as further described in this Section 2.2(b) and (c), and (ii) a Convertible Loan made to the Borrowers as described in this Section 2.2(d). Such Term Loans and the Convertible Loan shall continue to be outstanding under this Agreement, and shall continue to be Obligations of Borrowers. The principal amount of the Term Loans owing to each Lender, and the principal amount of the restructured loans as Term Loan A, Term Loan B, and the Convertible Loan, in each case as of the Effective Date, is set forth on Schedule 2.2 hereto. The Borrowers may repay or prepay the Term Loans or the Convertible Loan without premium or penalty, and amounts so repaid or prepaid may not be reborrowed.

          (b) Term Loan A.  $20,000,000 of the Term Loan Amount is hereby
              -----------
restructured as Term Loan A.

          (c) Term Loan B.  $40,000,000 of the Term Loan Amount (including the
              -----------
Foreign Currency Loan in the outstanding principal amount of (Pounds)12,420,210.33 referred to in Section 2.2(a)) is hereby restructured as Term Loan B.

          (d) Convertible Loan. The amount by which the Term Loan Amount exceeds
              ----------------
the sum of (i) Term Loan A plus (ii) Term Loan B, in the amount of $27,163,875.13, is hereby restructured as the Convertible Loan.

     2.3  Foreign Currency Loans. On the Effective Date, the unpaid principal
          ----------------------
balance of those term loans which are Foreign Currency Loans outstanding under the Existing Agreement of (Pounds)12,420,210.33, in an amount equal to the then effective Foreign Currency Equivalent, shall be included in the principal amount of Term Loan B, but will retain their character as Foreign Currency Loans and shall be repaid with interest in the Foreign Currency. The interest on such Foreign Currency Loans shall accrue at the Term Loan B Rate.

     2.4  [Intentionally Omitted]

     2.5  Funding of Revolving Loans.
          --------------------------

          (a) Promptly following receipt of a Notice of Borrowing, the Administrative Agent shall notify each Lender participating in such Loan by telephone or telecopier (and if by telephone, promptly confirmed by telecopier) of the date of the Revolving Loan, and that Lender's share of the Revolving Loan.

          (b) Not later than 11:00 A.M., California time, on the date specified for any Loan (which must be a Banking Day), each Lender participating therein shall make available its share of such Revolving Loan, in immediately available funds available to the Administrative Agent at the Administrative Agent's Office. Upon satisfaction or waiver of the applicable conditions set forth in
Article IX, the Administrative Agent shall credit such funds to the Concentration Account or disburse such funds as may be directed by Day Runner.

          (c) Unless the Administrative Agent shall have been notified by any Lender no later than 11:00 A.M. on the Banking Day of the proposed funding by the Administrative Agent of any Revolving Loan that such Lender does not intend to make available to the Administrative Agent such Lender's portion of the total amount of such Loan, the Administrative Agent may assume that such Lender has made such amount available to the Administrative Agent on the date of the Loan and the Administrative Agent may, in reliance upon such assumption, make available to Day Runner a corresponding amount. If the Administrative Agent has made funds available to Day Runner based on such assumption and such corresponding amount is not in fact made available to the Administrative Agent by such Lender, the Administrative Agent shall be entitled to recover such corresponding amount on demand from such Lender. If such Lender does not pay such corresponding amount forthwith upon the Administrative Agent's demand therefor, the Administrative Agent may notify Day Runner and demand that Day Runner shall pay such corresponding amount to the Administrative Agent. The Administrative Agent also shall be entitled to recover from such Lender interest on such corresponding amount in respect of each day from the date such corresponding amount was made available by the Administrative Agent to Day Runner to the date such corresponding amount is recovered by the Administrative Agent, at a rate per annum equal to the daily Federal Funds Rate. Nothing herein shall be deemed to relieve any Lender from its obligation to fulfill its share of the Revolving Commitment or to prejudice any rights which the Administrative Agent or Day Runner may have against any Lender as a result of any default by such Lender hereunder.

     2.6  Notes.
          -----

          (a) Pursuant to the Existing Agreement, the Term Loans have been evidenced by the Term Loan Notes. The Term Loan Notes shall be amended and restated in their entirety as follows: Each Borrower's obligation to repay (i) the Term Loan A of each Lender shall be evidenced by a single note, in substantially the form of Exhibit F-1 hereto, payable to the order of such Lender (each such Note, a "Term Loan A Note"), (ii) the Term Loan B of each
                           ----------------
Lender shall be evidenced by a single note, in substantially the form of Exhibit F-2 hereto, payable to the order of such Lender (each such Note, a "Term Loan B
                                                                    -----------
Note"), and (iii) the Convertible Loan of each Lender shall be evidenced by a
----
single note, in substantially the form of Exhibit F-3 hereto, payable to the order of such Lender (each such Note, a "Convertible Note").
                                         ----------------

          (b) Pursuant to the Existing Agreement, the Revolving Loans have been evidenced by the Revolving Loan Notes. Such Revolving Loan Notes are hereby amended and Restated in their entirety, as follows: the Revolving Loan of each Lender shall be evidenced by a single note, in substantially the form of Exhibit F-4, payable to the order of such Lender (each such Note, a "Revolving Loan Note").

     2.7  [Intentionally Omitted]

     2.8  Voluntary Reduction of Revolving Commitment. The Borrowers shall have
          -------------------------------------------
the right, at any time and from time to time, without premium or penalty, upon at least five (5) Banking Days' prior written notice by a Responsible Official of Day Runner to the Administrative Agent, voluntarily to reduce, permanently and irrevocably, in aggregate principal amounts in an integral multiple of $1,000,000 but not less than $5,000,000, a portion of the then undisbursed portion of the Revolving Commitment, or to terminate the Revolving Commitment, provided that the Revolving Commitment shall not be terminated while any Revolving Loans remain outstanding. The Administrative Agent shall promptly notify the Lenders of any reduction or termination of the Revolving Commitment under this Section.

     2.9  [Intentionally Omitted]

     2.10 Guaranty. The Obligations shall be guaranteed pursuant to the
          --------
Subsidiary Guaranties and the Borrower Guaranties.

     2.11 Modification of Borrowing Base and Reserves.
          -------------------------------------------

          (a) Each Borrower agrees that the Administrative Agent shall have the right, regardless of cause, condition or circumstance, from time to time, in its sole and absolute discretion, (i) to reduce or otherwise modify the Borrowing Base by reducing any of the advance rates, adding additional restrictions so as to exclude particular types of Accounts and Inventory from Eligible Accounts and Eligible Inventory or otherwise, and (ii) to establish Borrowing Base Reserves and Eligibility Reserves (collectively "Reserves"), increase the amount of the
                                        --------
Reserves
or add additional types of Reserves; and these rights may be exercised by the Administrative Agent without any restriction whatsoever without regard to whether the particular reductions, restrictions or Reserves are similar or dissimilar to those set forth in this Agreement or established at some earlier time or might have been established at some earlier time, without regard to what any Borrower or other lenders may consider reasonable or appropriate, and without any requirement of prior or written notice. Any such modification may be changed or altered by vote of the Requisite Lenders.

          (b) Each Borrower expressly acknowledges that (i) any determination or modification of the Borrowing Base under this Section may have the effect of reducing the credit available under this Agreement substantially below the then effective Available Amount or Revolving Commitment, and (ii) the advance rates set forth in this Agreement would be lower absent the flexibility provided in this Section.

                                 ARTICLE III.

                               PAYMENTS AND FEES
                               -----------------

     3.1  Interest.
          --------

          (a)  Accrual.
               -------

               (i) Interest will accrue on each Revolving Loan (and each other Obligation not paid when due) at the Revolving Loan Rate in effect from time to time;

               (ii) Interest will accrue on each Term Loan A at the Term Loan A Rate in effect from time to time;

               (iii) Interest will accrue on each Term Loan B at the Term Loan B Rate in effect from time to time, including Interest on the outstanding Foreign Currency Loans after the expiration of the current interest period on December 29, 2000; and

               (iv) Interest will accrue on each Convertible Loan at the Convertible Loan Rate in effect from time to time.

          (b)  Period.  Interest shall be payable on the unpaid principal amount
               ------
of each Loan or other Obligation from the date such Loan is made or such other Obligation is due and payable, as the case may be, until payment in full is made, and shall accrue and be payable at the rates set forth or provided for herein before and after Default, before and after maturity, before and after judgment, and before and after the commencement of any proceeding under any Debtor Relief Law.

          (c)  When Payable; PIK Interest.
               --------------------------

               (i) Interest accrued on each Revolving Loan shall be due and payable on (A) each Monthly Payment Date and (B) the Maturity Date;

               (ii) Interest accrued on Term Loan A shall be due and payable on (A) each Monthly Payment Date and (B) the Maturity Date;

               (iii) Interest accrued on Term Loan B shall be due and payable on (A) each Monthly Payment Date and (B) the Maturity Date. Through and including June 30, 2001, interest accrued on Term Loan B may be paid in the form of PIK Interest Notes (TLB) as provided in Section 3.1(d), and on all Monthly Payment dates after June 30, 2001, interest payable on Term Loan B shall be paid in cash, provided, that interest shall not be paid in PIK Interest Notes (TLB) on that portion of Term Loan B which is a Foreign Currency Loan, but shall be paid in cash in the Foreign Currency. The amount of PIK Interest due under the PIK Interest Notes (TLB) shall be treated as principal amounts owing under Term Loan B; and

               (iv) Interest accrued on the Convertible Loans shall be due and payable on (A) each Monthly Payment Date and (B) the Maturity Date. Until the Maturity Date, interest on the Convertible Loans may be paid, at the option of Borrowers, in PIK Interest Notes (CL), as provided in Section 3.1(d). The amount of PIK Interest due under the PIK Interest Notes (CL) shall be treated as principal amounts owing under the Convertible Loan.

          (d)  PIK Interest Payments. With respect to interest payments due in
               ---------------------
connection with Term Loan B (except that portion which is Foreign Currency Loan) and the Convertible Loan, the Borrowers may, subject to Section 3.1(c)(iii) and
(iv) above, in lieu of tendering such payments in cash, execute and deliver to the Administrative Agent a Note in favor of each Lender for such Lender's Pro Rata share of such interest payments in the form of Exhibit F-5 for Term Loan B through June 30, 2001 after which time interest shall be paid in cash ("PIK
                                                                        ---
Interest Notes (TLB)") and Exhibit F-6 for the Convertible Loans ("PIK Interest
--------------------                                               ------------
Notes (CL)"). Upon delivery to the Administrative Agent, such executed PIK
----------
Interest Notes shall reflect an initial balance of zero dollars ($0.00) and, upon delivery to the Administrative Agent of a written notice of a Senior Officer, on a form satisfactory to the Administrative Agent in the Administrative Agent's sole discretion to the effect that a specified interest payment is tendered in accordance with this Section 3.1(d), a notation may be made by each Lender on the schedule attached to each such PIK Interest Note reflecting the applicable amount due and owing. Such PIK Interest Notes shall bear interest at the same rate as either the Term Loan B or the Convertible Loans, as applicable, and shall make provision for the Lenders to keep a record of the amount outstanding on such PIK Notes from time to time. Borrowers shall have no right to pay interest by issuing PIK Interest Notes pursuant to Sections 3.1(c)(iii) and (iv), and 3.1(d), and such right shall terminate automatically, upon the occurrence of an Event of Default.

          (e)  Default Interest. Notwithstanding the rates of interest specified
               ----------------
in this Section 3.1, effective immediately upon the occurrence of an Event of Default, and for as long thereafter as such Event of Default shall be continuing, the principal balance of all Loans, and the amount of all other Obligations, shall bear interest at a rate which is four percent (4%) per annum in excess of the rate of interest otherwise applicable hereunder to such Loans or other Obligations from time to time, to the fullest extent permitted by applicable Laws. Accrued and unpaid interest on past due amounts (including, without limitation, interest on past due interest) shall be compounded monthly, on the last day of each calendar month, to the fullest extent permitted by applicable Laws, and shall be payable upon demand.

          (f)  Deferred Interest.  On the Effective Date, Borrowers are liable
               -----------------
for Deferred Interest in the amount of $ 2,257,677.43 which amount shall be paid in accordance with Section 3.2(e).

     3.2  Principal; Deferred Interest.
          ----------------------------

          (a)  Required Payments. If not sooner paid, the outstanding principal
               -----------------
amount of the Revolving Loans shall be payable as follows:

               (i) The amount, if any, by which the outstanding principal amount of Revolving Loans at any time exceeds the lowest of (A) the then applicable Revolving Commitment, (B) the then applicable Available Amount, and
(C) after February 1, 2001, the Borrowing Base as set forth in the most recent Borrowing Base Certificate, as adjusted in accordance with Section 2.11, shall be payable immediately and without notice or demand. This includes all payments required to reduce the amount of the outstanding Revolving Loans in accordance with Section 2.1, and to reduce the principal balance of the Revolving Loans to zero (0) on or before April 1, 2002.

               (ii) In the event and on each occasion that any Borrower or any Subsidiary of a Borrower issues any equity security or incurs any Indebtedness after the date hereof (other than Indebtedness permitted pursuant to Section 7.10(a)(as to refinancings), (b), (c), (d), and (e), including without limitation any Subordinated Obligations, the Borrowers shall substantially concurrently with (in any, event not later than the third Banking Day next following) the issuance of such securities or the incurrence of such Indebtedness, prepay the Loans in an aggregate amount equal to 100% of the Net Cash Issuance Proceeds therefrom to prepay the outstanding Loans in accordance with Section 3.2(c).

               (iii) The Borrowers shall make a prepayment of the Loans in an amount equal to One Hundred Percent (100%) of the Net Cash Sale Proceeds of any Disposition (other than any Disposition permitted under Section 7.2(a), (b) or
(d)), immediately on the closing of the Disposition.

               (iv) On or before January 31, 2001, the Borrowers shall make a mandatory prepayment of Term Loan B of Thirty Million Dollars ($30,000,000) less any amount prepaid on Term Loan B under Section 3.2(a)(iii).

               (v) The principal of all Loans then outstanding shall in any event be payable on the Maturity Date, and on such Date the Revolving Commitment shall terminate.

          (b)  Prepayments. The principal of the Loans, or any of them, may, at
               -----------
any time and from time to time, voluntarily be paid or prepaid, in whole or in part, without premium or penalty. With respect to each prepayment of Loans pursuant to this Section 3.2(b), such prepayments shall be applied in accordance with Section 3.2(c).

          (c)  Application. All payments or amounts received on account of the
               -----------
Loans from any source whatsoever whether voluntary or involuntary, and whether denominated as prepayments or regular payments, or as principal or interest, and whether paid by Borrowers, received on account of the Obligations, or obtained in connection with the liquidation or foreclosure of Liens on the Collateral, shall first be applied to pay all interest on and then principal of the Overline Loans in that order, and second to pay all Deferred Interest. The preceding sentence shall not apply to the Interest to be paid on the Loans on the Monthly Payment Date for November, 2000, which shall be applied in accordance with Section 3.1. Thereafter, payments shall be applied as follows:

          (i) Payments under Section 3.2(a)(i) and payments on the Revolving Loans from current operations and not covered by Section 3.2(a) (ii), (iii),
(iv), and (v), shall be applied to reduce the Revolving Loans,

          (ii) Payments under Section 3.2(a)(ii) shall be applied first to reduce Term Loan B, second to reduce the Convertible Loan (if outstanding), third to reduce Term Loan A, and fourth to reduce the Revolving Loan.

          (iii) Except as provided in (iv) hereafter, payments under Section 3.2(a)(iii) shall be applied on a cumulative basis as follows: first, interest on that portion of Term Loan B which is a Foreign Currency Loan (payable in the Foreign Currency); second, $30,000,000 to reduce Term Loan B (with the first payments being applied to principal and PIK Interest on all Foreign Currency Loans); third, all amounts exceeding $30,000,000 to reduce the Convertible Loan (if outstanding); fourth, to reduce any remaining balance on Term Loan B; fifth, to reduce Term Loan A; and sixth, to reduce the Revolving Loan.

          (iv) Payments in respect of the sale of the Burgess Hill warehouse shall be applied in accordance with the Consent to Collateral Release, dated as of October 31, 2000.

          (v) Payments in respect of interest on the Loans shall be applied in accordance with the preamble of Section 3.2(c) and, after payment of the Overline Loans and the Deferred Interest (other than interest due on the Monthly Payment Date for November, 2000), shall be applied to interest in accordance with Section 3.1.

          (vi) Payments not otherwise provided for herein shall, after being applied in accordance with the preamble of Section 3.2(c), be applied first to pay accrued and unpaid interest on the Loans, second, to the principal amount of Term Loan A, Term Loan B, the Convertible Loan, and the Revolving Loan in the order stated, and third, to any other Obligations in the discretion of the Administrative Agent.

     (d)  Overline Loans. The interest on and principal of all Overline Loans
          --------------
shall be paid in full on or before December 8, 2000.

     (e)  Deferred Interest. The Deferred Interest shall be paid in full on or
          -----------------
before December 29, 2000.

     (f) Any payment under Section 3.2(c) (ii), (iii) or (vi) which has been applied to reduce the Revolving Loans shall permanently reduce each amount set forth in the definition of the Revolving Commitment and Available Amount by the amount of such payment as so applied.

     3.3  Commitment Fee. From the Effective Date through the Maturity Date, the
          --------------
Borrowers shall pay to the Administrative Agent, for the ratable accounts of the Lenders pro rata according to their Pro Rata Share of the Revolving Commitment, a commitment fee equal to the sum of the daily Applicable Commitment Fee Rate per annum times the average daily amount by which the Available Amount exceeds the average daily principal amount of outstanding Revolving Loans. The commitment fee shall be payable quarterly in arrears on each Quarterly Payment Date and on the Maturity Date.

     3.4  Amendment Fee and Administrative Agent's Fee. In consideration of the
          --------------------------------------------
agreements of the Lenders contained in this Agreement, Day Runner agrees to pay to the Administrative Agent, for the account of each Lender executing this Agreement, on the Effective Date, an amendment fee (the "Amendment Fee") in an amount equal to 0.50% of the sum of (x) such Lender's Term Loan and (y) such Lender's Pro Rata Share of the Revolving Commitment as in effect on the Effective Date, after giving effect to this Agreement. In addition, Day Runner agrees to pay to the Administrative Agent on the Effective Date the Administrative Agent's Fee and other advisory fees described in the fee letter dated as of November 21, 2000 from the Administrative Agent to, and acknowledged and accepted by, Day Runner (such fees, together with the Amendment Fees and the Administrative Agent's Fee, the "Fees"). The Fees shall be payable in immediately available funds and, once paid, shall not be refundable.

     3.5  [Intentionally Omitted]

     3.6  Increased Commitment Costs. If any Lender shall determine in good
          --------------------------
faith that the introduction after the Closing Date of any applicable law, rule, regulation or guideline regarding capital adequacy, or any change therein or any change in the interpretation or administration thereof by any central bank or other Governmental Agency charged with the interpretation or administration thereof, or compliance by such Lender or any corporation controlling such Lender, with any request, guideline or directive regarding capital adequacy (whether or not having the force of Law) of any such central bank or other authority not imposed as a result of such Lender's or such corporation's failure to comply with any other Laws, affects or would affect the amount of capital required or expected to be maintained by such Lender or any corporation controlling such Lender and (taking into consideration such Lender's or such corporation's policies with respect to capital adequacy and such Lender's desired return on capital) determines in good faith that the amount of such capital is increased, or the rate of return on capital is reduced, in an amount deemed material by such Lender in its sole discretion, as a consequence of its obligations under this Agreement, then, within five (5) Banking Days after demand of such Lender, the Borrowers shall pay to such Lender, from time to time as specified in good faith by such Lender, additional amounts sufficient to compensate such Lender in light of such circumstances, to the extent reasonably allocable to such obligations under this Agreement; provided that, before making any such demand, each Lender agrees to use reasonable efforts (consistent with its internal policy and legal and regulatory restrictions) to designate a different Applicable Lending Office if the making of such designation would avoid the need for, or materially reduce the amount of, such increased cost and would not, in the reasonable judgment of such Lender, be otherwise disadvantageous to such Lender, provided that such Borrower shall not be obligated to pay any such amount which arose prior to the date which is one hundred and eighty (180) days preceding the date of such demand or is attributable to periods prior to the date which is one hundred and eighty (180) days preceding the date of such demand. Each Lender's determination of such amounts shall be conclusive in the absence of manifest error.

     3.7  [Intentionally Omitted]

     3.8  Foreign Currency Costs and Related Matters.
          ------------------------------------------

          (a) In the event that any Governmental Agency imposes on any Lender any reserve or comparable requirement with respect to the Foreign Currency Loans hereunder of that Lender, the Borrowers shall pay that Lender within five (5) Banking Days after demand all amounts necessary to compensate such Lender in respect of the imposition of such requirements. The Lender's determination of such amount shall be conclusive in the absence of manifest error.

          (b) If, after the date hereof, the adoption of any Law or any change in the interpretation of administration of any Law (including, without limitation, the imposition of any currency exchange control or restriction):

               (1) shall subject any Lender or its Applicable Lending Office to any tax, duty or other charge or cost with respect to any Foreign Currency Loan, any of its Notes evidencing Foreign Currency Loans or its obligation to make Foreign Currency Loans, or shall change the basis of taxation of payments to any Lender attributable to the principal of or interest on any Foreign Currency Loan or any other amounts due under this Agreement in respect of any Foreign Currency Loan, any of its Notes evidencing Foreign Currency Loans or its obligation to make Foreign Currency Loans;

               (2) shall impose on any Lender or its Applicable Lending Office or the Designated Foreign Currency Market any other condition affecting any Foreign Currency Loan, any of its Notes evidencing Foreign Currency Loans, or its obligation to make Foreign Currency Loans or this Agreement, or shall otherwise affect any of the same; and the result of any of the foregoing, as determined in good faith by such Lender, increases the cost to such Lender or its Applicable Lending Office, in an amount deemed by it to be material, of making or maintaining any Foreign Currency Loan or in respect of any Foreign Currency Loan, any of its Notes evidencing Foreign Currency Loans or its obligation to make Foreign Currency Loans or reduces the amount of any sum received or receivable by such Lender or its Applicable Lending Office with respect to any Foreign Currency Loan, any of its Notes evidencing Foreign Currency Loans or its obligation to make Foreign Currency Loans, then, within five (5) Banking Days after demand by such Lender (with a copy to the Administrative Agent), the applicable Borrower shall pay to such Lender such additional amount or amounts as will compensate such Lender for such increased cost or reduction; provided that the applicable Borrower shall not be obligated
                   --------
to pay any such amount which arose prior to the date which is one hundred and eighty (180) days preceding the date of such demand or is attributable to periods prior to the date which is one hundred and eighty (180) days preceding the date of such demand. A statement of any Lender claiming compensation under this subsection shall be conclusive in the absence of manifest error.

          (c) If, after the date hereof, the adoption of any Law or any change in the interpretation of administration of any Law (including, without limitation, the imposition of any currency exchange control or restriction) shall, in the good faith opinion of any Lender, make it unlawful or impracticable for such Lender or its Applicable Lending Office to make, maintain or fund its portion of any Foreign Currency Loan, or materially restrict the authority of such Lender to purchase or sell, or to take deposits of, the relevant Foreign Currency in the relevant market, or to determine or charge interest rates based upon the Foreign Currency Rate, and such Lender shall so notify the Administrative Agent, then such Lender's obligation to make Foreign Currency Loans shall be suspended for the duration of such illegality or impracticability and the Administrative Agent forthwith shall give notice thereof to the other Lenders and the Borrowers. Upon receipt of such notice, the outstanding principal amount of such Lender's Foreign Currency Loans shall be repaid, together with accrued interest thereon, on either (1) December 29, 2000 if such Lender may lawfully continue to maintain and fund such Loans to such day(s) or (2) immediately if such Lender may not lawfully continue to fund and maintain such Loans to such day(s). Each Lender agrees to endeavor promptly to notify the applicable Borrower of any event of which it has actual knowledge, occurring after the Closing Date, which will cause that Lender to notify the Administrative Agent under this Section, and agrees to designate a different Applicable Lending Office if such designation will avoid the need for such notice and will not, in the good faith judgment of such Lender, otherwise be disadvantageous to such Lender. In the event that any Lender is unable, for the reasons set forth above, to make, maintain or fund its portion of any Foreign Currency Loan, such Lender shall fund such amount at Term Loan B Rate for the same period of time, and such amount shall be treated in all respects as Term Loan B Loan. Any Lender whose obligation to make Foreign Currency Loans has been suspended under this Section shall promptly notify the Administrative Agent and the Borrowers of the cessation of the circumstance which gave rise to such suspension.

          (d)  [Intentionally Omitted]

          (e) Upon payment of any Foreign Currency Loan (including as the result of a conversion required under Section 3.8(c)) on a day other than the last day in the applicable interest period (whether voluntarily, involuntarily, by reason of acceleration, or otherwise), such Borrower shall pay to the appropriate Lender within five (5) Banking Days after demand a fee equal to the sum of:

               (1) the excess, if any, of (i) the additional interest on the amount prepaid at the Term Loan B Rate that would have accrued if the amount had remained outstanding through the last day of the applicable interest period over
(ii) the interest that would have accrued on the amount prepaid at the Federal Funds Rate for the period from the date of prepayment through the last date of the applicable interest period; plus

               (2) all out-of-pocket expenses incurred by the Lender reasonably attributable to such payment or prepayment.

               Each Lender's determination of the amount of any prepayment fee payable under this Section shall be conclusive in the absence of manifest error.

     (f) Each Lender agrees to endeavor promptly to notify the Borrowers of any event of which it has actual knowledge, occurring after the Effective Date, which will entitle such Lender to compensation pursuant to clause (a) or clause
(b) of this Section, and agrees to designate a different Applicable Lending Office if such designation will avoid the need for or reduce the amount of such compensation and will not, in the good faith judgment of such Lender, otherwise be disadvantageous to such Lender. Any request for compensation by a Lender under this Section shall set forth the basis upon which it has been determined that such an amount is due from the applicable Borrower, a calculation of the amount due, and a certification that the corresponding costs have been incurred by the Lender.

     3.9  [Intentionally Omitted]

     3.10 Computation of Interest and Fees.
          --------------------------------

          (a) All interest and fees shall be computed on the basis of a year of 360 days and paid for the actual number of days elapsed. Interest shall accrue on each Loan for the day on which the Loan is made; interest shall not accrue on a Loan, or any portion thereof, for the day on which the Loan or such portion is paid. Any Loan that is repaid on the same day on which it is made shall bear interest for one day. Notwithstanding anything in this Agreement to the contrary, interest in excess of the maximum amount permitted by applicable laws shall not accrue or be payable hereunder or under the Notes, and any amount paid as interest hereunder or under the Notes which would otherwise be in excess of such maximum permitted amount shall instead be treated as a payment of principal.

          (b) The Administrative Agent shall determine each interest rate applicable to the Loans hereunder and each Commitment Fee Rate applicable hereunder. The Administrative Agent shall give prompt notice to Day Runner and the relevant Lenders of each interest rate and Commitment Fee Rate so determined, and its determination thereof shall be conclusive in the absence of manifest error.

     3.11 Non-Banking Days. If any payment to be made by a Borrower or any other
          ----------------
Party under any Loan Document shall come due on a day other than a Banking Day, payment shall instead be considered due on the next succeeding Banking Day and the extension of time shall be reflected in computing interest and fees.

     3.12 Manner and Treatment of Payments.
          --------------------------------

          (a) Each payment hereunder (except payments pursuant to Sections 3.6, 12.3, 12.11 and 12.22) or on the Notes or under any other Loan Document shall be made to the Administrative Agent at the Administrative Agent's Office for the account of each of the Lenders or the Administrative Agent, as the case may be, in immediately available funds not later than 11:00 A.M. California time, on the day of payment (which must be a Banking Day). All payments received after such time, on any Banking Day, shall be deemed received on the next succeeding Banking Day. The amount of all payments received by the Administrative Agent for the account of each Lender shall be immediately paid by the Administrative Agent to the applicable Lender in immediately available funds and, if such payment was received by the Administrative Agent by 11:00 A.M., California time, on a Banking Day and not so made available to the account of a Lender on that Banking Day, the Administrative Agent shall reimburse that Lender for the cost to such Lender of funding the amount of such payment at the Federal Funds Rate. All payments shall be made in lawful money of the United States of

America, except that payments of principal and interest on Foreign Currency Loans shall be made in the Foreign Currency of that Foreign Currency Loan.

          (b)  Day Runner hereby authorizes the Administrative Agent to debit
(i) the Concentration Account as of the date any payment of (A) principal or interest with respect to the Revolving Loans, (B) commitment fee or (C) other amount payable by Day Runner under this Agreement is due in an amount equal to such payment and/or (ii) the Term Loan Interest Reserve Account as of the date of any payment of principal or interest or other amount payable with respect to the Term Loans is due in an amount equal to such payment. Day Runner hereby agrees to take such steps as are necessary to assure that the Concentration Account and/or the Term Loan Interest Reserve Account, as the case may be, will, on each such date, have a credit balance in immediately available funds at least equal to the amount of such payment.

          (c) Each payment or prepayment on account of any Loan shall be applied pro rata according to the outstanding Loans made by each Lender comprising such Loan, but in the order described in Section 3.2(c).

          (d) Each Lender shall use its best efforts to keep a record (in writing or by an electronic data entry system) of Loans made by it and payments received by it with respect to each of its Notes and such record shall, as against the Borrowers, be presumptive evidence of the amounts owing. Notwithstanding the foregoing sentence, the failure by any Lender to keep such a record shall not affect Borrower's obligation to pay the Obligations.

          (e) Each payment of any amount payable by any Borrower or any other Party under this Agreement or any other Loan Document shall be made free and clear of, and without reduction by reason of, any taxes, assessments or other charges imposed by any Governmental Agency, central bank or comparable authority, excluding (i) taxes imposed on or measured in whole or in part by its overall net income, net worth or the like by any jurisdiction (or political subdivision thereof) in which it is organized or maintains its principal office and (ii) any withholding taxes imposed by the United States of America for any period with respect to which it has failed to provide the Borrowers with the appropriate form or forms required by Section 11.21, to the extent such forms are then required by applicable Laws (all such non-excluded taxes, assessments or other charges being hereinafter referred to as "Taxes"). To the extent that a Borrower is obligated by applicable Laws to make any deduction or withholding on account of Taxes from any amount payable to any Lender under this Agreement, such Borrower shall (i) make such deduction or withholding and pay the same to the relevant Governmental Agency and (ii) pay such additional amount to that Lender as is necessary to result in that Lender's receiving a net after-Tax amount equal to the amount to which that Lender would have been entitled under this Agreement absent such deduction or withholding. If and when receipt of such payment results in an excess payment or credit to that Lender on account of such Taxes, that Lender shall promptly refund such excess to the applicable Borrower.

     3.13 Funding Sources. Nothing in this Agreement shall be deemed to obligate
          ---------------
any Lender to obtain the funds for any Loan in any particular place or manner or to constitute a representation by any Lender that it has obtained or will obtain the funds for any Loan in any particular place or manner.

     3.14 Failure to Charge Not Subsequent Waiver. Any decision by the
          ---------------------------------------
Administrative Agent or any Lender not to require payment of any interest, fee, cost or other amount payable under any Loan Document, or to calculate any amount payable by a particular method, on any occasion shall in no way limit or be deemed a waiver of the Administrative Agent's or such Lender's right to require full payment of any interest, fee, cost or other amount payable under any Loan Document, or to calculate an amount payable by another method that is not inconsistent with this Agreement, on any other or subsequent occasion.

     3.15 Administrative Agent's Right to Assume Payments Will be Made. Unless
          ------------------------------------------------------------
the Administrative Agent shall have been notified by a Borrower prior to the date on which any payment to be made by such Borrower hereunder is due that such Borrower does not intend to remit such payment, the Administrative Agent may, in its discretion, assume that each Borrower has remitted such payment when so due and the Administrative Agent may, in its discretion and in reliance upon such assumption, make available to each Lender on such payment date an amount equal to such Lender's share of such assumed payment. If a Borrower has not in fact remitted such payment to the Administrative Agent, each Lender shall forthwith on demand repay to the Administrative Agent the amount of such assumed payment made available to such Lender, together with interest thereon in respect of each day from and including the date such amount was made available by the Administrative Agent to such Lender to the date such amount is repaid to the Administrative Agent at the Federal Funds Rate.

     3.16 Fee Determination Detail. The Administrative Agent, and any Lender,
          ------------------------
shall provide reasonable detail to each Borrower regarding the manner in which the amount of any payment to the Administrative Agent and the Lenders, or that Lender, under Article III has been determined, concurrently with demand for such payment.

     3.17 Survivability. All of each Borrower's obligations under Section 3.6
          -------------
shall survive for the ninety (90) day period following the date on which the Revolving Commitment are terminated and all Loans hereunder are fully paid, and each Borrower shall remain obligated thereunder for all claims under such Section made by any Lender to such Borrower prior to the expiration of such period.

     3.18 Application of Payments.
          -----------------------

          (a) If an Event of Default occurs, and the Revolving Commitment is terminated and the maturity of the Obligations is accelerated pursuant to
Section 10.2, the Administrative Agent shall apply all payments in respect of any Obligations, all proceeds of Collateral, and all other amounts received on account of the Obligations in the following order:

               (i)    first, to pay interest on and principal of the Overline
                      -----
Loans;

               (ii)   second, to pay all Deferred Interest;
                      ------

               (iii)  third, to pay interest on and then principal of any
                      -----
portion of any Revolving Loans which the Administrative Agent may have advanced on behalf of any Lender for which the Administrative Agent has not been reimbursed by such Lender or the Borrowers;

               (iv)   fourth, to pay Obligations in respect of any expense
                      ------
reimbursements (including attorneys' fees and disbursements), indemnities and other similar amounts then due to the Administrative Agent or any Lender,

               (v)    fifth, to pay, pro rata, any amounts owing to the
                      -----
Administrative Agent or any Lender in respect of overdrafts and related liabilities arising from treasury, depository or cash management services provided to any of the Borrowers or any of their respective Subsidiaries or in connection with any automated clearing house transfer of funds;

               (vi)   sixth, to pay Obligations in respect of any fees then due
                      -----
to the Administrative Agent and the Lenders;

               (vii)  seventh, to pay all other accrued and unpaid interest due
                      -------
in respect of the Loans;

               (viii) eighth, to repay the outstanding principal amount of all
                      ------
other Revolving Loans;

               (ix)   ninth, to repay the outstanding principal amount of Term
                      -----
Loan A, Term Loan B and the Convertible Loan, in such order; and

               (x)    tenth, to the ratable payment of all other Obligations;
                      -----

provided, however, if sufficient funds are not available to fund all payments to
--------  -------
be made in respect of any of the Obligations described in any of the foregoing clauses (i) through (x), the available funds being applied with respect to any such Obligation (unless otherwise specified in such clause) shall be allocated to the payment of such Obligations ratably, based on the proportion of the Administrative Agent's and each Lender's or the Issuing Bank's interest in the aggregate outstanding Obligations described in such clauses.

          (b) Each of the Borrowers hereby waives any right that such Borrower may have under Section 2822(a) of the California Civil Code to designate how any payment received by the Administrative Agent or any Lender (whether made by a Borrower or any Subsidiary Guarantor) with respect to the Obligations are applied and/or which portion of the Obligations are reduced by such payment.

                                  ARTICLE IV.

               CONVERSION OF CONVERTIBLE NOTES AND PIK INTEREST
                           NOTES (CONVERTIBLE LOANS)
                           -------------------------

     4.1  Right to Convert.
          ----------------

          (a) The Lenders shall have the right, from time to time, at their option, on or after February 1, 2001, to convert, in accordance with Section 4.2, some or all of the principal amount of the Convertible Notes and/or PIK Interest Notes (CL) into a number of fully paid and nonassessable shares of Day Runner Common Stock (as such shares shall then be constituted), obtained by dividing the aggregate principal amount of the Convertible Notes and PIK Interest

Notes (CL) to be converted by the Conversion Price, in effect at such time, by surrender of such Convertible Notes and PIK Interest Note (CL) so to be converted in whole or in part, in the manner and subject to the limitations provided in Section 4.2. A holder of Convertible Notes or PIK Interest Notes
(CL) is not entitled to any rights of a holder of Day Runner Common Stock until such holder has converted its Notes to Day Runner Common Stock, and only to the extent such Notes are deemed to have been converted to Day Runner Common Stock under this Article IV.

          (b) For the purposes of this Article IV and Sections 6.15, 7.20 and 8.9, (i) references to the Convertible Notes shall include both the Convertible Notes and PIK Interest Notes (CL), (ii) the "Conversion Stock" shall mean the
                                             ----------------
authorized Day Runner Common Stock into which the Convertible Notes may be converted and/or the Day Runner Common Stock received by the Lenders pursuant to such Conversion., as applicable.

     4.2  Existence of Conversion Right; Issuance of Common Stock on Conversion.
          ---------------------------------------------------------------------

          (a) The conversion right described in this Article IV may be exercised from time to time, on one or more occasions, and in any amount up to, 100% of all outstanding Convertible Notes, but subject to the limitation on the percentage of Day Runner Common Stock which may be obtained on conversion set forth in Section 4.4. The Lenders may elect to exercise this conversion right by a vote of the Requisite Lenders holding the Convertible Notes (but not otherwise), and such election shall be binding on all of the Lenders regardless of whether or not they elected to convert. Upon the exercise of the conversion right, each of the Lenders shall surrender all or some portion of its Convertible Notes to the Administrative Agent, and the Administrative Agent shall distribute shares received on account of such surrendered Notes to each of the Lenders. Each Lender shall pay to the Administrative Agent all transfer taxes and other fees allocable to such Lender's shares, which the Administrative Agent must pay pursuant to this Section 4.2, or otherwise in connection with the conversion process.

          (b) In order to exercise the conversion right with respect to any or all of the Convertible Notes, the Administrative Agent shall surrender all of such Notes to be converted in whole or in part, duly endorsed, at an office or agency maintained by Day Runner at 2750 West Monroe Avenue, Fullerton, California 92833 (or other addresses designated in a writing delivered to the Administrative Agent, and shall give written notice of conversion in the form provided on the Notes to Day Runner that the Lenders elect to convert such Notes. Such notice shall also state the name or names (with address or addresses) in which the certificate or certificates for shares of the Conversion Stock shall be issued (which may be the Lender or any assignee of such Lender), and shall be accompanied by transfer taxes, if required pursuant to Section 4.5. Each such Note surrendered for conversion shall, unless the shares issuable on conversion are to be issued in the same name as such Note, be duly endorsed by, or be accompanied by instruments of transfer in form satisfactory to Day Runner duly executed by, the Agent.

          (c) As promptly as practicable after satisfaction of the requirements for conversion set forth above, subject to compliance with any restrictions on transfer if shares issuable on conversion are to be issued in a name other than that of the Noteholder (as if such transfer were a transfer of the Notes (or portion thereof) so converted), Day Runner shall issue and shall deliver to the Administrative Agent, a certificate or certificates for the number of full shares of the Conversion Stock. At such time, if the principal amount of the Convertible Notes surrendered by the Lenders for conversion exceeds the amount which the Lenders have elected to convert, Day Runner shall issue to the Administrative Agent (without charge) for distribution to the Lenders, new Notes for the balance of the principal amount of the Convertible Notes which has not been converted (which shall be pro rata to each Lender).

          (d) Each conversion shall be deemed to have been effected as to any such Note (or portion thereof) on the date on which the requirements set forth in this Section 4.2 have been satisfied as to such note (or portion thereof), and the Person in whose name any certificate or certificates for shares of the Conversion Stock shall be deemed to have become on said date the holder of record of the shares represented thereby; provided, however, that any such surrender on any date when the stock transfer books of Day Runner shall be closed shall deem the Person in whose name the certificates are to be issued to be the record holder thereof for all purposes on the next succeeding day on which such stock transfer books are open, but such conversion shall be at the Conversion Price in effect on the date upon which such Note shall be surrendered.

     4.3  Fractional Shares.
          -----------------

     No fractional shares of Conversion Stock or script representing fractional shares shall be issued upon conversion of Convertible Notes. The number of issued shares shall be rounded up to the next whole number of shares if the number of shares due on conversion includes a fractional share of .50 or higher; otherwise, the number of shares shall be rounded down to eliminate the fractional share.

     4.4  Conversion Price; Maximum Shares.
          --------------------------------

          (a) The Convertible Notes shall be convertible at the rate of One Dollar and Fifteen Cents ($1.15) of the principal amount of the Convertible Notes for each share of Day Runner Common Stock.

          (b) Day Runner represents that (i) the Day Runner Common Stock, a single class of preferred stock ("Authorized Preferred Stock"), and various
                                  --------------------------
options and warrants included in the 3,122,154 shares described in subparagraph
(ii), are its only classes of stock or other equity interests, and that it has no other authorized or outstanding class of common stock or preferred stock, no warrants, rights or other options to acquire stock or an equity interest, no debt convertible into stock or an equity interest, and no other equity interests whether present or future of any type whatsoever (all of the foregoing being referred to as "Equity Interests") except as contemplated by this Agreement;
                ----------------
(ii) it has Twenty-Nine Million (29,000,000) authorized shares of Day Runner Common Stock, of which approximately 3,122,154 are issued and outstanding or available in connection with options and rights previously granted or authorized; (iii) as of the Closing Date, it has the corporate power to issue up to 25,877,846 additional shares of Day Runner Common Stock without any vote of its shareholders; and (iv) no shares of Authorized Preferred Stock are either issued and outstanding or subject to any warrants, rights or other options to acquire such shares.

          (c) Day Runner covenants and agrees that it will not take any action to increase the number of authorized shares of Day Runner Common Stock without the written consent of the Agent.

          (d) Day Runner agrees that it shall reserve Twenty-Three Million, Two Hundred Thousand (23,200,000) shares of its authorized but unissued Day Runner Common Stock for issuance upon conversion of the Convertible Notes, and that such shares will not be issued or used for any other purpose. The Lenders may not exercise their conversion rights provided in this Article IV to the extent that, after giving effect to such exercise and to all previous exercises of such conversion right, the number of shares of Conversion Stock would exceed Twenty-Three Million, Two Hundred Thousand (23,200,000) shares. The Lenders acknowledge that, because of this limitation, a portion of the Convertible Notes may not be able to be converted and, in such event, Borrowers acknowledge that such remaining Convertible Notes shall continue to be valid and enforceable according to their terms (except for the right of conversion).

          (e) Day Runner agrees that it shall not authorize or permit the issuance of any additional shares of Day Runner Common Stock beyond 3,122,154 shares as set forth in Section 4.4 (b)(ii) and will not authorize or permit the issuance of any shares of the Authorized Preferred Stock or any other Equity Interests, whether or not dilutive and whether or not for fair market value, except for (i) shares of the Conversion Stock as limited in Section 4.4 (d), and (ii) options granted to directors, officers and employees to acquire its Common Stock provided that (A) the exercise price for such stock shall be at least the fair market value of the Day Runner Common Stock on the date the option is granted, (B) the maximum number of shares of Day Runner Common Stock issuable upon the exercise of such options shall not exceed Two Million, Six Hundred Seventy Seven Thousand Eight Hundred Forty Six Shares (2,677,846) shares, and (C) all such shares must be issued from shares of Day Runner Common Stock which are presently authorized and unissued. In addition, Day Runner shall not authorize, permit, or carry out any stock split, reverse stock split, reclassification, recapitalization, payment of stock dividends or any other transaction which either dilutes or increases the number of shares of Day Runner Common Stock or the share of Day Runner's capital structure represented by one share of Day Runner Common Stock.

     4.5  Taxes on Shares Issued. The issue of stock certificates on conversions
          ----------------------
of any Convertible Notes shall be made without charge to the converting Noteholder for any documentary, stamp or similar issue or transfer tax in respect of the issue thereof. Day Runner shall not, however, be required to pay any such tax which may be payable in respect of any transfer involved in any issue and delivery of stock in any name other than that of the holder of any Convertible Note converted, and Day Runner shall not be required to issue or deliver any such stock certificate unless and until the Person or Persons requesting the issue thereof shall have paid to Day Runner the amount of such tax or shall have established to the satisfaction of Day Runner that such tax has been paid.

     4.6  Representations and Covenants.
          ------------------------------

          (a) Day Runner shall reserve, free from any preemptive rights, out of its authorized but unissued shares or shares held in treasury, at all times, sufficient shares of

Conversion Stock to provide for the conversion into the maximum number of shares of Conversion Stock permitted under Section 4.4(d).

          (b) Day Runner covenants that all shares of Conversion Stock which may be issued and delivered upon conversion of the Convertible Notes shall be duly and validly issued, fully paid and non-assessable by Day Runner, free of preemptive rights, and free from all taxes, liens, adverse claims and charges. The issuance of Convertible Notes as provided in this Agreement do not give rise to any rights, other than those which have been waived or satisfied, for or relating to the registration of any shares of Common Stock of Day Runner.

          (c) Day Runner represents and warrants that the shares of Conversion Stock will not require registration with or approval of any Governmental Agency under any federal or state law before such shares may be validly issued upon conversion. In connection therewith, Day Runner shall execute the Registration Rights Agreement.

          (d) Day Runner further covenants that, if at any time the Day Runner Common Stock shall be listed on the Nasdaq National Market or any other national securities exchange or automated quotation system, Day Runner will, if permitted by the rules of such exchange or automated quotation system, list and keep listed, so long as the Day Runner Common Stock shall be so listed on such exchange or automated quotation system, all Conversion Stock (issuable and issued),provided, however, that, if the rules of such exchange or automated quotation system permit the Company to defer the listing of such Day Runner Common Stock until the first conversion of the Convertible Notes into Conversion Stock, Day Runner covenants to list such Conversion Stock issuable upon conversion of the Convertible Notes in accordance with the requirements of such exchange or automated quotation system at such time.

          (e) Except as disclosed in the Day Runner 10-K and Schedule 4.6(e), there are no outstanding warrants, options, convertible securities or other commitments of sale related to or entitling any person to purchase or otherwise acquire any securities or interest in any Subsidiary of Day Runner. Except as disclosed in the Day Runner 10-K and except as provided in the Loan Documents, there are no consensual encumbrances or restrictions on the ability of any Subsidiary of Day Runner (i) to pay any dividends or make any distributions on such Subsidiary's Common Stock or to pay any indebtedness owed to Day Runner or any other Subsidiary of Day Runner, (ii) to make or make any loans or advances to, or investments in, Day Runner or any other Subsidiary of Day Runner, or
(iii)to transfer any of its properties or assets to Day Runner or any other Subsidiary of Day Runner.

          (f) As of the Effective Date, the information set forth under the caption "Capitalization" in the Day Runner 10-K is true and correct in all material respects. As of the Effective Date, neither Day Runner nor any of its Subsidiaries is a party to or bound by any instrument, agreement or other arrangement, including, but not limited to, any voting trust agreement, stockholders' agreement or other agreement or instrument, affecting the securities or rights or obligations of securityholders of Day Runner or of its Subsidiaries or providing for any of them to issue, sell, transfer or acquire any capital stock, rights, warrants, options or other securities of Day Runner or its Subsidiaries, except for this Agreement and the Loan Documents, as set forth in the Day Runner 10-K, and other agreements which, if effected, would not be inconsistent with Day Runner's obligations pursuant to the terms of the Convertible Notes. The Convertible Notes and the Common Stock of Day Runner conform in all material respects to all statements with respect thereto contained in the Day Runner 10-K.

          (g) The Common Stock of Day Runner is registered pursuant to Section 12(g) of the Exchange Act, and Day Runner has taken no action designed to, or likely to have the effect of, terminating the registration of the Common Stock of Day Runner under the Exchange Act, nor has Day Runner received any notification that the SEC or the NASD is contemplating terminating such registration. Day Runner has filed in a timely manner all reports and other information required to be filed with the SEC pursuant to the Exchange Act during the twelve calendar months and any portion of a shorter period of time that Day Runner has been subject to the reporting requirements of the Exchange
Act).

          (h) The Convertible Notes will be issued pursuant to the terms and conditions of this Agreement. The Convertible Notes have been duly authorized and, when validly authenticated, issued, and delivered, will be duly authorized, validly issued and outstanding obligations of Day Runner entitled to the benefits of this Agreement. The Conversion Stock issuable upon conversion of the Convertible Notes will, upon such issuance, be duly authorized, validly issued, fully paid and non-assessable, and Day Runner has duly authorized and reserved for issuance upon conversion of the Convertible Notes the Conversion Stock. The Convertible Notes and the Conversion Stock are not and will not be subject to any preemptive or other similar rights of any securityholder of Day Runner or its Subsidiaries; all corporate action required to be taken for the authorization, issue and sale of the Convertible Notes, and the Conversion Stock has been duly and validly taken; and the certificates representing the Convertible Notes, and the Conversion Stock will be in due and proper form.
Upon the issuance and delivery pursuant to the terms of this Agreement hereunder, the Lenders will acquire good and marketable title thereto free and clear of any lien, charge, claim, encumbrance, pledge, security interest, defect or other restriction or equity of any kind whatsoever.

          (i) (i) Day Runner has full legal right, power and authority to authorize, issue, and deliver the Convertible Notes and the Conversion Stock, to enter into this Agreement and the Registration Rights Agreement and to consummate the transactions provided for in such agreements; (ii) this Agreement and the Registration Rights Agreement have been duly and properly authorized, executed and delivered by Day Runner; (iii) the covenants in Section 4.4(e) relating to the nonissuance of shares are valid and enforceable, and (iv) this Agreement and the Registration Rights Agreement constitute legal, valid and binding agreements of Day Runner enforceable against Day Runner in accordance with their respective terms, except to the extent that enforcement hereof or thereof may be limited by (x) bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors' rights generally and (y) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity) and except to the extent that rights to indemnification and contribution contained in this Agreement may be limited by federal or state securities laws on public policy relating thereto.

          (j) Neither Day Runner nor any affiliate (as such term is defined in Rule 501(b) under the Securities Act) of Day Runner has, directly or through any agent, sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any "security" (as defined in the Securities Act), which is or could reasonably be expected to be integrated with the issuance of the Convertible Notes in a manner that would require the registration of the Convertible Notes under the Securities Act. Day Runner and its Subsidiaries have not incurred any liability for a fee, commission, or other compensation on account of the employment of a broker or finder in connection with the transactions contemplated by this Agreement other than as contemplated hereby.

          (k) None of Day Runner, any affiliate (as such term is defined in Rule 501(b) under the Securities Act) of Day Runner and any other Person acting on its or their behalf has engaged, in connection with the offering of the Convertible Notes in any form of general solicitation or general advertising within the meaning of Rule 502(c) under the Securities Act.

     4.7  Responsibility of Administrative Agent. The Administrative Agent shall
          --------------------------------------
not at any time be under any duty or responsibility to any of the Lenders to determine the Conversion Price or whether any facts exist which may require any adjustment of the Conversion Price, or with respect to the nature or extent or calculation of any such adjustment when made, or with respect to the method employed, or herein in making the same. The Administrative Agent shall not be accountable with respect to the validity or value (or the kind or amount) of any shares of Day Runner Common Stock, or of any securities or property, which may at any time be issued or delivered upon the conversion of any Convertible Note; and the Administrative Agent makes no representations or warranties with respect thereto. The Administrative Agent shall not be responsible for any failure of Day Runner to issue, transfer or deliver any shares of Day Runner Common Stock or stock certificates or other securities or property or cash upon the surrender of any Note for the purpose of conversion or to comply with any of the duties, responsibilities or covenants of Day Runner contained in this Article. The Administrative Agent shall be responsible for tendering Convertible Notes actually surrendered by the Lenders for conversion, and for delivering Conversion Stock actually received from Day Runner to the Lenders, as provided in Section 4.2(b) and (c).

     4.8  Shareholders Agreement.  The Lenders shall enter a shareholders
          ----------------------
agreement (the "Shareholders Agreement") governing various matters which would
                ----------------------
arise if they elect to exercise the right of conversion.

     4.9  Representations of Lenders.   Each Lender represents and warrants,
          --------------------------
severally and only as to itself, to Borrowers that:

          (a)  Investment.  The Convertible Notes and the Conversion Stock upon
               ----------
conversion of the Convertible Notes are being and will be acquired by such Lender for investment and not with a view to the resale or distribution of such interest or any part thereof, but without prejudice, however, to the right of such Lender at all times to sell or otherwise dispose of all or any part of such interest under a registration available under the Securities Act or under an exemption from such registration available under the Securities Act, it being understood that the disposition by such Lender of the Convertible Notes and the Conversion Stock upon conversion of the Convertible Notes by such Lender shall, at all times, remain entirely within its control.

          (b)  Offer of Securities, etc.  Neither such Lender nor any Person
               ------------------------
authorized to act on its behalf has, directly or indirectly, offered to sell the Convertible Notes and the Conversion Stock upon conversion of the Convertible Notes or any other similar securities (the sale or offer of which would be integrated with the sale or offer of the Notes or the Certificates), for sale to, or solicited any offer to acquire any of the same from, any Person.

          (c)  No Registration.  Such Lender understands and acknowledges that
               ---------------
the Convertible Notes and the Conversion Stock upon conversion of the Convertible Notes have not been registered under the Securities Act in reliance upon the exemption provided in Section 4(2) of the Securities Act or another applicable exemption, that the Convertible Notes and the Conversion Stock upon conversion of the Convertible Notes have not been registered or qualified under the securities or blue sky laws of any jurisdiction, that the Convertible Notes may be resold (which resale is not currently contemplated) or otherwise transferred only if so registered or qualified or if an exemption from registration or qualification is available, that, except as provided herein and in the Registration Rights Agreement, none of the Borrowers is required to register the Convertible Notes or the Conversion Stock. Such Lender will comply with all applicable federal and state securities laws in connection with any subsequent resale of the Convertible Notes and the Conversion Stock upon conversion of the Convertible Notes held by it.

          (d)  Institutional Investor.  Such Lender is a sophisticated
               ----------------------
institutional investor, and has knowledge and experience in financial and business matters and is capable of evaluating the merits and risks of its investment in the Convertible Notes and the Conversion Stock and is able to bear the economic risk of such investment. Such Lender has been given such information concerning the Convertible Notes and the Conversion Stock upon conversion of the Convertible Notes and the other Loan Documents as it has requested.

          (e)  Legend.  Such Lender understands and acknowledges that to the
               ------
extent provided in the Registration Rights Agreement, the Convertible Notes and the Conversion Stock will bear legends restricting their transfer except in compliance with the Securities Act, the regulations of the Securities and Exchange Commission, and applicable blue sky laws.

                                  ARTICLE V.

                        REPRESENTATIONS AND WARRANTIES
                        ------------------------------

     The Borrowers, jointly and severally, represent and warrant to the Lenders the following, provided that, the officers and directors who sign this Agreement
               -------------
on behalf of Filofax and Bidco shall not have personal responsibiltiy for such representations and warranties:

     5.1  Existence and Qualification; Power; Compliance With Laws. Each
          --------------------------------------------------------
Borrower is a corporation duly formed and validly existing under the Laws of its jurisdiction of incorporation. Each Borrower incorporated under the Laws of a jurisdiction within the United States is in good standing under the Laws of such jurisdiction of incorporation. Schedule 5.1 hereto correctly sets forth the names, form of legal entity, number of shares of capital stock (or other applicable unit of equity interest) issued and outstanding, and the record owner thereof and jurisdictions of organization of all Borrowers. Each Borrower is duly qualified or registered to transact business and is in good standing in each other jurisdiction in which the conduct of its business or the ownership or leasing of its Properties makes such qualification or registration necessary, except where the failure so to qualify or register and to be in good standing would not constitute a Material Adverse Effect. Each Borrower has all requisite power and authority to conduct its business, to own and lease its Properties and to execute and deliver each Loan Document to which it is a Party and to perform its Obligations. All outstanding shares of capital stock of each Borrower are duly authorized, validly issued, fully paid and non-assessable, and no holder thereof has any enforceable right of rescission under any applicable state or federal securities Laws. Each Borrower is in compliance with all Laws and other legal requirements applicable to its business, has obtained all authorizations, consents, approvals, orders, licenses and permits from, and has accomplished all filings, registrations and qualifications with, or obtained exemptions from any of the foregoing from, any Governmental Agency that are necessary for the transaction of its business, except where the failure so to comply, obtain authorizations, etc., file, register, qualify or obtain exemptions does not constitute a Material Adverse Effect.

     5.2  Authority; Compliance With Other Agreements and Instruments and
          ---------------------------------------------------------------
Government Regulations. The execution, delivery and performance by each Borrower
----------------------
and the Subsidiary Guarantors of the Loan Documents to which each is a Party have been duly authorized by all necessary corporate action, and do not and will not:

          (a) Require any consent or approval not heretofore obtained of any partner, director, stockholder, security holder or creditor of such Party;

          (b) Violate or conflict with any provision of such Party's charter, articles of incorporation or bylaws, as applicable;

          (c) Result in or require the creation or imposition of any Lien (other than pursuant to the Loan Documents) upon or with respect to any Property now owned or leased or hereafter acquired by such Party;

          (d)  Violate any Requirement of Law applicable to such Party;

          (e) Result in a breach of or constitute a default under, or cause or permit the acceleration of any obligation owed under, any indenture or loan or credit agreement or any other Contractual Obligation to which such Party is a party or by which such Party or any of its Property is bound or affected; and such Party is not in violation of, or default under, any Requirement of Law or Contractual Obligation, including without limitation the provisions of any indenture, loan or credit agreement described in Section 5.2(e).

     5.3  Government Approvals.
          ---------------------

          (a) Except as previously obtained or made, no authorization, consent, approval, order, license or permit from, or filing, registration or qualification with, any Governmental Agency is or will be required to authorize or permit under applicable Laws the execution, delivery and performance by each Borrower or any Subsidiary Guarantor of the Loan Documents to which it is a Party.

          (b) Each approval, consent, order, authorization, designation, declaration or filing by or with any regulatory, administrative or other Governmental Agency necessary in connection with the execution and delivery by Day Runner of this Agreement and the consummation of the transactions herein contemplated (except such additional steps as may be required by the SEC, the NASD or such additional steps as may be necessary under state securities or Blue Sky laws) has been obtained or made and is in full force and effect.

     5.4  Subsidiaries.
          ------------

          (a) Schedule 5.4 hereto correctly sets forth the names, form of legal entity, number of shares of capital stock (or other applicable unit of equity interest) issued and outstanding, and the record owner thereof and jurisdictions of organization of all Subsidiaries of each Borrower as of the date hereof. Unless otherwise indicated in Schedule 5.4, all of the outstanding shares of capital stock, or all of the units of equity interest, as the case may be, of each such Subsidiary are owned of record and beneficially by a Borrower, there are no outstanding options, warrants or other rights to purchase capital stock of any such Subsidiary, and all such shares or equity interests so owned are duly authorized, validly issued, fully paid and non- assessable, and were issued in compliance with all applicable state and federal securities and other Laws, and are free and clear of all Liens and Rights of Others, except for Permitted Encumbrances.

          (b) Each Subsidiary is a corporation duly formed and validly existing under the Laws of its jurisdiction of organization. Each Subsidiary incorporated under the Laws of a jurisdiction within the United States is in good standing under the Laws of such jurisdiction of incorporation. Each Subsidiary is duly qualified to do business as a foreign organization and is in good standing as such in each jurisdiction in which the conduct of its business or the ownership or leasing of its Properties makes such qualification necessary (except where the failure to be so duly qualified and in good standing does not constitute a Material Adverse Effect), and has all requisite power and authority to conduct its business and to own and lease its Properties.

          (c) Each Subsidiary is in compliance with all Laws and other requirements applicable to its business and has obtained all authorizations, consents, approvals, orders, licenses, and permits from, and each such Subsidiary has accomplished all filings, registrations, and qualifications with, or obtained exemptions from any of the foregoing from, any Governmental Agency that are necessary for the transaction of its business, except where the failure to be in such compliance, obtain such authorizations, consents, approvals, orders, licenses, and permits, accomplish such filings, registrations, and qualifications, or obtain such exemptions, does not constitute a Material Adverse Effect.

     5.5  Financial Statements. Day Runner has furnished to the Administrative
          --------------------
Agent (a) the audited consolidated financial statements of Day Runner and its Subsidiaries for the Fiscal Year ended June 30, 2000, and (b) the unaudited consolidated balance sheet and statement of operations of Day Runner and its Subsidiaries for the months and portion of the Fiscal Year ended July 31, 2000 and August 31, 2000 and September 30, 2000. The financial statements described in clause (a) fairly present in all material respects the financial condition, statement of cash flows and changes in financial position, and the balance sheet and statement of operations described in clause (b) fairly present in all material respects the financial condition and results of operations of Day Runner and its Subsidiaries as of such dates and for such periods in conformity with GAAP consistently applied, subject only, in the case of clause (b), to normal year-end accruals and audit adjustments and footnotes.

     5.6  No Other Liabilities; No Material Adverse Changes. Each Borrower and
          -------------------------------------------------
its Subsidiaries do not have any material liability or material contingent liability required under GAAP to be reflected or disclosed, and not reflected or disclosed, in the balance sheet described in Section 5.5(a), other than liabilities and contingent liabilities arising in the ordinary course of business since the date of such financial statements. Schedule 5.6 sets forth all Funded Debt of Day Runner and its Subsidiaries as of the Effective Date. As of the Effective Date, no circumstance or event has occurred that constitutes a Material Adverse Effect since June 30, 2000.

     5.7  Title to Property. Each Borrower and its Subsidiaries have valid title
          -----------------
to the Property (other than assets which are the subject of a Capital Lease Obligation) reflected in the balance sheet described in Section 5.5(a), other than items of Property or exceptions to title which are in each case immaterial and Property subsequently sold or disposed of in the ordinary course of business. Such Property is free and clear of all Liens, other than Liens described in Schedule 5.7 and Permitted Encumbrances.

     5.8  Intangible Assets. Each Borrower and its Subsidiaries own, or possess
          -----------------
the right to use to the extent necessary in their respective businesses, all material trademarks, trade names, copyrights, patents, patent rights, computer software, licenses and other Intangible Assets that are used in the conduct of their businesses as now operated, and no such Intangible Asset, conflicts with the valid trademark, trade name, copyright, patent, patent right or Intangible Asset of any other Person to the extent that such conflict constitutes a Material Adverse Effect.

     5.9  Public Utility Holding Company Act. No Borrower nor any Subsidiary of
          ----------------------------------
any Borrower is a "holding company", or a "subsidiary company" of a "holding company", or an "affiliate" of a "holding company" or of a "subsidiary company" of a "holding company", within the meaning of the Public Utility Holding Company Act of 1935, as amended.

     5.10 Litigation. There are no actions, suits, proceedings or investigations
          ----------
pending as to which any Borrower or any of its Subsidiaries have been served or have received notice or, to the best knowledge of any Borrower, threatened against or affecting any Borrower or any of its Subsidiaries or any Property of any of them before any Governmental Agency, which such actions, suits, proceedings or investigations, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

     5.11 Binding Obligations. Each of the Loan Documents to which any Borrower
          -------------------
or any of the Subsidiary Guarantors is a Party will, when executed and delivered by such Borrower or such Subsidiary Guarantor, constitute the legal, valid and binding obligation of such Borrower or such Subsidiary Guarantor, enforceable against such Borrower or such Subsidiary Guarantor in accordance with its terms, except as enforcement may be limited by Debtor Relief Laws or equitable principles relating to the granting of specific performance and other equitable remedies as a matter of judicial discretion.

     5.12 No Default. No event has occurred and is continuing that is an Event
          ----------
of Default.

     5.13 ERISA.
          -----

          (a)  With respect to each Pension Plan:

               (i) Pension Plan complies in all material respects with ERISA and any other applicable Laws to the extent that noncompliance could reasonably be expected to have a Material Adverse Effect;

               (ii) such Pension Plan has not incurred any "accumulated funding deficiency" (as defined in Section 302 of ERISA) that could reasonably be expected to have a Material Adverse Effect;

               (iii) no "reportable event" (as defined in Section 4043 of ERISA, but excluding such events as to which the PBGC has by regulation waived the requirement therein contained that it be notified within thirty days of the occurrence of such event) has occurred that could reasonably be expected to have a Material Adverse Effect; and

               (iv) none of the Borrowers nor any of their respective Subsidiaries has engaged in any non-exempt "prohibited transaction" (as defined in Section 4975 of the Code) that could reasonably be expected to have a Material Adverse Effect.

          (b) None of the Borrowers nor any of their respective Subsidiaries has incurred or expects to incur any withdrawal liability to any Multiemployer Plan that could reasonably be expected to have a Material Adverse Effect.

     5.14 Regulations U and X; Investment Company Act. No part of the proceeds
          -------------------------------------------
of any Loan hereunder will be used to purchase or carry, or to extend credit to others for the purpose of purchasing or carrying, any Margin Stock in violation of Regulations U and X. None of the Borrowers nor any of their respective Subsidiaries is or is required to be registered as an "investment company" under the Investment Company Act of 1940.

     5.15 Disclosure. No information, exhibit or report furnished by any
          ----------
Borrower or any Subsidiary Guarantor in connection with the negotiation of the Loan Documents, pursuant to the terms of the Loan Documents, or in connection with any Loan as of the date thereof contained any untrue statement of a material fact or omitted a material fact necessary to make the statement made not misleading in light of all the circumstances existing at the date the statement was made. Except as provided in Schedule 5.15, no SEC Document filed by any Borrower since December 1, 1997 contained any untrue statement of a material fact or omitted a material fact necessary to make the statement made not misleading in light of all the circumstances existing at the date the statement was made.

     5.16 Tax Liability. Each Borrower and its Subsidiaries have filed all tax
          -------------
returns which are required to be filed, and have paid, or made provision for the payment of, all taxes with respect to the periods, Property or transactions covered by said returns, or pursuant to any assessment received by any Borrower or any of its Subsidiaries, except such taxes, if any, as are being contested in good faith by appropriate proceedings and as to which adequate reserves have been established and maintained.

     5.17 Projections. The assumptions set forth in the Projections are
          -----------
reasonable and consistent with each other and with all facts known to the Borrowers and the Subsidiaries of the Borrowers, and the Projections are reasonably based on such assumptions. The Projections were prepared in good faith and represent management's opinion of the projected financial performance of the Borrowers and their respective Subsidiaries based upon the information available to the Borrowers at the time so furnished.

     5.18 Environmental Matters.
          ---------------------

          (a) Except as described in Schedule 5.18, to the knowledge of the Borrowers and each Subsidiary of each Borrower, (i) each Borrower and each Subsidiary of each Borrower is in compliance with all applicable federal or state environmental, hazardous waste, health and safety statutes, and any rules or regulations adopted pursuant thereto, which govern or affect any of any Borrower's or any such Subsidiary's operations and/or properties, including without limitation the Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Superfund Amendments and Reauthorization Act of 1986, the Federal Resource Conservation and Recovery Act of 1976, and the Federal Toxic Substances Control Act, as any of the same may be amended, modified or supplemented from time to time, (ii) none of the operations of any Borrower or any of its Subsidiaries is the subject of any federal or state investigation evaluating whether any remedial action is needed to respond to a release of any Hazardous Material and (iii) none of the Borrowers and none of their respective Subsidiaries have any contingent liability in connection with any release of any Hazardous Materials, in each case, where such lack of compliance, investigation or contingent liability could reasonably be expected to have a Material Adverse Effect.

          (b) As of the Effective Date (a) neither Borrower nor any of its Subsidiaries at any time has disposed of, discharged, released or threatened the release of any Hazardous Materials on, from or under the Real Property in violation of any Hazardous Materials Law that would individually or in the aggregate constitute a Material Adverse Effect, (b) to the best knowledge of the Borrowers, no condition exists that violates any Hazardous Material Law affecting any Real Property except for such violations that would not individually or in the aggregate constitute a Material Adverse Effect, (c) no Real Property or any portion thereof is or has been utilized by any Borrower or any of its Subsidiaries as a site for the manufacture of any Hazardous Materials and (d) to the extent that any Hazardous Materials are used, generated or stored by any Borrower or any of its Subsidiaries on any Real Property, or transported to or from such Real Property by any Borrower or any of its Subsidiaries, such use, generation, storage and transportation are in compliance with all Hazardous Materials Laws except for such noncompliance that would not constitute a Material Adverse Effect or be materially adverse to the interests of the Lenders.

     5.19 [Intentionally Omitted]

     5.20 Account Warranties. With respect to each Account included as an
          ------------------
Eligible Account in the books or records of Day Runner, or in any Borrowing Base Certificate, or

Monthly Report, and the respective account debtor, Day Runner hereby represents to the Lenders (the "Account Warranties") that:
                     ------------------

          (a) The Account is genuine, is in all respects what it purports to be, and is not evidenced by a judgment;

          (b) The Account represents a bona fide transaction completed in accordance with the terms and provisions contained in the documents with respect thereto;

          (c) Day Runner has not made any agreement with the account debtor for any credit, offset or reduction with respect to the Account, except a discount or allowance for prompt payment granted in the ordinary course of its business consistent with past practice;

          (d) There are no facts or circumstances to Day Runner's knowledge which in any way impair the validity or collectability of the Account to reduce the amount payable thereunder;

          (e) The services furnished or goods sold or leased giving rise to the Account when delivered were not subject to any Lien except in favor of the Administrative Agent and except for Permitted Liens;

          (f) No payments have been or shall be made on the Account except payments deposited in accounts with the Administrative Agent or delivered to the Administrative Agent pursuant to this Agreement;

          (g) To Day Runner's knowledge, account debtor is solvent, and Day Runner has no knowledge of any proceeding or action which is threatened or pending against such account debtor which could result in any material adverse change in such account debtor's financial condition; and

          (h)  The Account meets all other requirements to be an Eligible
Account.

     If any Account Warranty stated in this Section is breached when made, or is no longer true at any time thereafter, as to any Account, the Administrative Agent may at any time determine that such Account is not an Eligible Account, but the breach of any Account Warranty shall not constitute an Event of Default if the Account Warranty was true, to the best of Day Runner's knowledge, when it was made.

     5.21 Inventory Warranties. With respect to all Inventory included as
          --------------------
Eligible Inventory in the books or records of Day Runner, or in any Borrowing Base Certificate, or Monthly Report, Day Runner represents (collectively, the "Inventory Warranties") to the Lenders that:

          (a)  the Monthly Reports are prepared in accordance with Section 8.1
(s) and accurately and completely describe the Inventory in all material respects;

          (b) the Inventory is owned by Day Runner free and clear of all Liens (except Liens in favor of the Administrative Agent and Permitted Encumbrances);

          (c) no Inventory has been placed on consignment with any Person and, except as reflected on the Monthly Reports or as permitted in the definition of Eligible Inventory, no Inventory is stored with a bailee, warehouseman or similar party or evidenced by any negotiable warehouse receipt or document of title issued by any bailee, warehouseman or similar party;

          (d) all Inventory is of a quality and quantity usable or salable in the ordinary course of Day Runner's business and, if salable, is, to the knowledge of Day Runner, salable at values equal to or in excess of Day Runner's book value amounts thereof, except as described in the Monthly Reports; and

          (e)  The Inventory meets all other requirements to be Eligible
Inventory.

     If any Inventory Warranty stated in this Section is breached when made, or is no longer true at any time thereafter, as to any Inventory, the Administrative Agent may at any time determine that such Inventory is not Eligible Inventory, but the breach of any Inventory Warranty shall not constitute an Event of Default if the Inventory Warranty was true, to the best of Day Runner's knowledge, when it was made.

     5.22 Accounting.   Day Runner maintains a system of internal accounting
          ----------
controls sufficient to provide reasonable assurances that (a) transactions are executed in accordance with management's general or specific authorization; (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets; (c) access to assets is permitted only in accordance with management's general or specific authorization; and (d) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

                                  ARTICLE VI.

               AFFIRMATIVE COVENANTS (OTHER THAN INFORMATION AND
                            REPORTING REQUIREMENTS)
                            -----------------------

     So long as any Loan remains unpaid, or any other Obligation remains unpaid, or any portion of the Revolving Commitment remains in force, each Borrower shall, and shall cause its Subsidiaries to, unless the Administrative Agent (with the written approval of the Requisite Lenders) otherwise consents:

     6.1  Payment of Taxes and Other Potential Liens. Pay and discharge promptly
          ------------------------------------------
all taxes, assessments and governmental charges or levies imposed upon any of them, upon their respective Property or any part thereof and upon their respective income or profits or any part thereof, except that each Borrower and its Subsidiaries shall not be required to pay or cause to be paid any tax, assessment, charge or levy that is not yet delinquent, or is being contested in good faith by appropriate proceedings so long as the relevant entity has established and maintains adequate reserves for the payment of the same.

     6.2  Preservation of Existence. Preserve and maintain their respective
          -------------------------
existences in the jurisdiction of their formation and all material authorizations, rights, franchises, privileges, consents, approvals, orders, licenses, permits, or registrations from any Governmental Agency that are necessary for the transaction of their respective business and qualify and remain qualified to transact business in each jurisdiction in which such qualification is necessary in view of their respective business or the ownership or leasing of their respective Properties except (a) a merger permitted by
Section 7.3 or (b) where the failure to so preserve, maintain, qualify or remain qualified would not constitute a Material Adverse Effect.

     6.3  Maintenance of Properties. Maintain, preserve and protect all of their
          -------------------------
respective Properties in good order and condition, subject to wear and tear in the ordinary course of business, and not permit any waste of their respective Properties, provided that the failure to so maintain, preserve or protect a particular item or items of Property shall not constitute a violation of this covenant if such failure is not reasonably likely to cause a Material Adverse Effect.

     6.4  Maintenance of Insurance. Maintain liability, casualty and other
          ------------------------
insurance (subject to customary deductibles and retentions) with responsible insurance companies in such amounts and against such risks as is carried by responsible companies engaged in similar businesses and owning similar assets in the general areas in which each Borrower and its Subsidiaries operate.

     6.5  Compliance With Laws. Comply with all Requirements of Law,
          --------------------
noncompliance with which could constitute a Material Adverse Effect.

     6.6  Inspection Rights. Upon reasonable notice, at any time during regular
          -----------------
business hours and as often as reasonably requested (but not so as to materially interfere with the business of any Borrower or any of its Subsidiaries) permit the Administrative Agent or any Lender, or any authorized employee, agent or representative thereof (including, without limitation, any auditors, accountants or other financial consultants engaged by the Administrative Agent to review the financial condition of Day Runner and its Subsidiaries), to examine, audit and make copies and abstracts from the records and books of account of, and to visit and inspect the Properties of, any Borrower and its Subsidiaries and to discuss the affairs, finances and accounts of any Borrower and its Subsidiaries with any of their officers, key employees or (with prior coordination through such Borrower) independent accountants.

     6.7  Keeping of Records and Books of Account. Keep adequate records and
          ---------------------------------------
books of account reflecting all financial transactions in conformity with GAAP, consistently applied (provided that the records and books of account of any Foreign Subsidiary shall be kept in accordance with generally accepted accounting principles as in effect in the United Kingdom or in the jurisdiction in which such Foreign Subsidiary is formed), and in material conformity with all applicable requirements of any Governmental Agency having regulatory jurisdiction over each Borrower and its Subsidiaries.

     6.8  Compliance With Agreements. Promptly and fully comply with all
          --------------------------
Contractual Obligations to which any one or more of them is a party, except for any such Contractual Obligations the non-performance of which would cause either
(a) a Default or (b) a Material Adverse Effect.

     6.9  Use of Proceeds. Use the proceeds of all Revolving Loans for working
          ---------------
capital purposes and to make Capital Expenditures permitted under Section 7.16, provided that in no event shall the proceeds of any Revolving Loan be used to pay interest on, or repay principal of, any Term Loan or any Term Note.

     6.10 Hazardous Materials Laws. Keep and maintain all Real Property and each
          ------------------------
portion thereof in compliance in all material respects with all applicable Hazardous Materials Laws and promptly notify the Administrative Agent in writing (attaching a copy of any pertinent written material) of (a) any and all material enforcement, cleanup, removal or other governmental or regulatory actions instituted, completed or threatened in writing by a Governmental Agency pursuant to any applicable Hazardous Materials Laws, (b) any and all material claims made or threatened in writing by any Person against any Borrower relating to damage, contribution, cost recovery, compensation, loss or injury resulting from any Hazardous Materials and (c) discovery by any Responsible Official of any Borrower of any material occurrence or condition on any real Property adjoining or in the vicinity of such Real Property that could reasonably be expected to cause such Real Property or any part thereof to be subject to any restrictions on the ownership, occupancy, transferability or use of such Real Property under any applicable Hazardous Materials Laws.

     6.11 Additional Material Subsidiaries.
          --------------------------------

          (a) Each Borrower shall cause each of its Material Subsidiaries (other than DRC), and Day Runner shall cause each of its Subsidiaries of which Filofax is a direct or indirect Subsidiary, existing on the Effective Date to become a Subsidiary Guarantor as of the Effective Date. Each such Subsidiary Guarantor shall provide to the Administrative Agent and its counsel on the Effective Date such legal opinions, certificates and other documents as are reasonably required by the Administrative Agent.

          (b) Subject to any applicable Requirement of Law, each Borrower shall cause each Subsidiary of such Borrower, whether now existing or hereafter acquired, that becomes a Material Subsidiary, or a Subsidiary of which Filofax is a direct or indirect Subsidiary, after the Effective Date to (i) become a Subsidiary Guarantor by executing and delivering (A) with respect to any Material Subsidiary (other than a Subsidiary of Filofax), an Instrument of Joinder to Subsidiary Guaranty, in substantially the form of Exhibit G, or (B) with respect to any Subsidiary of Filofax, Instruments of Joinder to Subsidiary Guaranty, in substantially the forms of Exhibits H and I, and (ii) provide to the Administrative Agent in connection therewith such legal opinions, certificates and other documents as shall be satisfactory to the Administrative Agent, in each case within fifteen (15) Banking Days of the date such Subsidiary becomes a Material Subsidiary.

     6.12 [Intentionally Omitted]

     6.13.Further Assurances.
          ------------------

          (a) If, after the Effective Date, Day Runner or any of its Subsidiaries forms or acquires a new Subsidiary, Day Runner or such Subsidiary shall pledge to the Administrative Agent, for the benefit of the Lenders, all the capital stock of each such Subsidiary, in each case pursuant to a supplement to a Pledge Agreement in form and substance reasonably satisfactory to the Administrative Agent. In addition, at the request of the Administrative Agent (which request may be made at any time and from time to time at its sole and absolute discretion), Day Runner shall, within 30 days after the Administrative Agent's request, pledge, or cause each relevant Subsidiary to pledge, to the Administrative Agent, for the benefit of the Lenders, all of the capital stock of any Subsidiary that is not then pledged to the Administrative Agent for the benefit of the Lenders, in each case pursuant to a supplement to a Pledge Agreement in form and substance reasonably satisfactory to the Administrative Agent.

           (b) Day Runner shall, and shall cause each Subsidiary to, at the Day Runner's cost and expense, execute and deliver any and all further documents, financing statements, agreements and instruments, and take all further action (including filing Uniform Commercial Code and other financing statements), that may be required under applicable law, or that the Administrative Agent may reasonably request, in order to effectuate the transactions contemplated by the Loan Documents and in order to grant, preserve, protect and perfect the validity and first priority (with such exceptions expressly permitted by the Loan Documents) of the security interests created or intended to be created by the Collateral Documents. Day Runner will cause (i) any Subsidiary that is formed, organized or acquired after the Effective Date or (ii) at the request of the Administrative Agent (which request may be made at any time and from time to time at its sole and absolute discretion), any Subsidiary that has not previously executed a Subsidiary Guaranty, Security Agreement and/or other applicable Collateral Document, to execute a Subsidiary Guaranty, Security Agreement and/or each other applicable Collateral Document (in each case with such changes in the form as may be required to accommodate local law of the jurisdiction of formation or organization of such Subsidiary) in favor of the Administrative Agent (x) with respect to any Subsidiary described in clause (i) above, within 30 days after such Subsidiary is formed, organized or acquired or
(y) with respect to any Subsidiary described in clause (ii) above, within 30 days after the Administrative Agent's request.

     6.14. Deposit Accounts; Cash Concentration; Cash Flow Sweep.
           -----------------------------------------------------

           (a) Day Runner agrees that (i) it will maintain, and cause each of its domestic Subsidiaries to maintain, all of its Cash and Cash Equivalents in deposit accounts or securities accounts maintained by the Administrative Agent,
(ii) it will cause each of its Foreign Subsidiaries that is a Material Subsidiary (including, without limitation, Filofax and Filofax Group) (and each other Subsidiary requested by the Administrative Agent) to maintain all of its Cash and Cash Equivalents in deposit accounts or securities accounts maintained by a Lender, and (iii) neither Day Runner nor any of its Subsidiaries shall establish or maintain any bank account, deposit account or securities account, or other accounts of any type or nature with any financial institution of any nature (other than accounts listed on Schedule 6.14(a)) or with any other Person without the prior written consent of the Administrative Agent.

           (b) Day Runner will maintain with the Administrative Agent, in addition to any other accounts maintained with the Administrative Agent, (i) a deposit account to be denominated as the "Concentration Account", (ii) an
                                          ---------------------
interest bearing deposit account to be denominated as the "Term Loan Interest
                                                           ------------------
Reserve Account" and (iii) a "Lockbox" deposit service as to which Day Runner
---------------
has instructed its account debtors with respect to domestic accounts receivable to direct payments with respect to such accounts receivable (the "Lockbox").
                                                                  -------
Prior to the end of each Banking Day, Day Runner shall pay, or cause to be paid, to the Administrative Agent (x) for deposit in the Term Loan Interest Reserve Account, all Cash and Cash Equivalents
then held in the Lockbox and (y) for deposit in the Concentration Account, all Cash and Cash Equivalents held by Day Runner or any of its domestic Subsidiaries (other than such Cash and Cash Equivalents held in the Lockbox). In addition, Day Runner shall cause each Foreign Subsidiary (including, without limitation, Filofax and Filofax Group), unless the Administrative Agent otherwise consents in writing, to pay, or cause to be paid, to the Administrative Agent for deposit in the Concentration Account, as frequently as practicable and no less than twice per calendar month (subject to the proviso below), all Cash and Cash Equivalents (including all proceeds of Collateral) of such Subsidiary in excess of "Minimum Amount" set forth on Schedule 6.14(b) opposite the name of such Subsidiary (or the Foreign Currency Equivalent thereof), provided that no such
                                                         --------
payment to the Concentration Account shall be required by any Foreign Subsidiary pursuant this Section 6.14(b) unless the amount of all Cash and Cash Equivalents then held by such Foreign Subsidiary exceeds the "Maximum Amount" set forth on
Schedule 6.14(b) opposite the name of such Subsidiary (or the Foreign Currency Equivalent thereof) for a period of five (5) consecutive Banking Days.

           (c) Day Runner shall maintain on deposit in the Term Loan Interest Reserve Account, as of the end of each Banking Day, an amount at least equal to the amount of the accrued and unpaid interest on the outstanding Term Loans (other than interest that may be paid in PIK Interest Notes (TLB)) as of the end of such Banking Day (such amount, the "Required Balance"), provided that if, at end of any Banking Day, the amount on deposit in the Term Loan Interest Reserve Account is not at least equal to the Required Balance, then all Cash and Cash Equivalents deposited in the Term Loan Interest Reserve Account shall be retained on deposit therein until the end of the first Banking Day on which the amount on deposit in the Term Loan Interest Reserve Account is at least equal to the Required Balance for such Banking Day.

           (d) The Parties shall agree, on or before December 31, 2000, to a mechanism for the repayment of excess cash flow which is not necessary for anticipated operations of Borrowers and the application of such excess cash flow first to repayment of Term Loan B and, if Term Loan B has been repaid in full, to repayment of the Convertible Loan.

     6.15. Convertible Notes and Common Stock.
           ----------------------------------

           (a) Day Runner shall maintain a transfer agent and, if necessary under the laws of the jurisdiction of incorporation of Day Runner, a registrar (which may be the same entity as the transfer agent) for the Day Runner Common Stock.

           (b) Day Runner shall cooperate with the Lenders and use its best efforts to permit the Convertible Notes and Conversion Stock to be eligible for clearance and settlement through the DTC.

           (c) Day Runner shall endeavor promptly to comply with all Federal and state securities laws regulating the order and delivery of shares of Conversion Stock upon conversion of the Convertible Notes, if any, and will endeavor promptly, if permitted by the rules of such exchange, over-the-counter market or other market, to list or cause to have quoted such shares of Conversion Stock on each national securities exchange or in the over-the-counter market or such other market on which the Common Stock is then listed or quoted.

           (d) If Day Runner shall register some or all of the Conversion Stock pursuant to the Registration Rights Agreement, it shall use its best efforts to have such registered stock listed on the Nasdaq National Market or other exchange or market.

     6.16. Major Accounts Payables Agreement.   Day Runner shall deliver to the
           ---------------------------------
Agent on or before December 31, 2000, a Major Account Payables Agreement executed by each of Day Runner's customers whose purchases exceeded $5,000,000 in Fiscal Year 2000 (which Day Runner represents consists of four customers), in form and substance satisfactory to the Administrative Agent, and failure to deliver such Agreement shall constitute an Event of Default hereunder.

                                 ARTICLE VII.

                              NEGATIVE COVENANTS
                              ------------------

     So long as any Loan remains unpaid, or any other Obligation remains unpaid, or any portion of the Revolving Commitment remains in force, each Borrower shall not, and shall not permit any of its Subsidiaries to:

     7.1  Payment of Subordinated Obligations. Pay any principal (including
          -----------------------------------
sinking fund payments) with respect to any Subordinated Obligation, or purchase or redeem (or offer to purchase or redeem) any Subordinated Obligation, or deposit any monies, securities or other Property with any trustee or other Person to provide assurance that the principal or any portion thereof of any Subordinated Obligation will be paid when due or otherwise to provide for the defeasance of any Subordinated Obligation.

     7.2  Disposition of Property. Make any Disposition of its Property, whether
          -----------------------
now owned or hereafter acquired, except (a) a Disposition by a Borrower to another Borrower that is not a Foreign Subsidiary, (b) a Disposition by a Subsidiary of a Borrower to such Borrower, (c) so long as the Net Cash Sale Proceeds of such Disposition are applied in accordance with Section 3.2(a), a Disposition of the Property of Day Runner Australia PTY, Ltd., Day Runner Canada Inc. and Day Runner de Mexico, in each case substantially as an entirety (or a Disposition of the capital stock thereof) in connection with a discontinuation of the operations of such Subsidiary and (d) a Disposition by any Borrower to any Subsidiary of inventory in a manner consistent with past practice, provided that the Lien granted in the Security Agreement by such Borrower to the Administrative Agent, for the benefit of the Lenders, on such inventory shall continue and remain in full force and effect.

     7.3  Mergers.  Merge or consolidate with or into any Person.
          -------

     7.4  [Intentionally Omitted]

     7.5  [Intentionally Omitted]

     7.6  Distributions. Make any Distribution, whether from capital, income or
          -------------
otherwise, and whether in Cash or other Property, except Distributions by any Subsidiary of a Borrower to such Borrower.

     7.7  ERISA. At any time, permit any Pension Plan to:  (a) engage in any
          -----
non-exempt "prohibited transaction" (as defined in Section 4975 of the Code);
(b) fail to comply with ERISA or any other applicable Laws; (c) incur any material "accumulated funding deficiency" (as defined in Section 302 of ERISA);
(d) terminate in any manner, which, with respect to each event listed above, could reasonably be expected to result in a Material Adverse Effect or (e) withdraw, completely or partially, from any Multiemployer Plan if to do so could reasonably be expected to result in a Material Adverse Effect.

     7.8  Change in Nature of Business. Make any material change in the nature
          ----------------------------
of the business of Day Runner and its Subsidiaries, taken as a whole.

     7.9  Liens. Create, incur, assume or suffer to exist any Lien of any nature
          -----
upon or with respect to any of their respective Properties, or sell or factor any accounts receivable or engage in any sale and leaseback transaction with respect to any of their respective Properties, whether now owned or hereafter acquired, except:

          (a)  Liens existing on the Effective Date and disclosed in Schedule
5.7 and any renewals/extensions or amendments thereof, provided that the obligations secured or benefited thereby are not increased;

          (b) Liens granted to the Administrative Agent, for the benefit of the Lenders, pursuant to any Loan Document;

          (c)  Permitted Encumbrances; and

          (d) Liens on Property acquired by any Borrower or any of its Subsidiaries, provided that such Liens were in existence at the time of the
              --------
acquisition of such Property and were not created in contemplation of such acquisition, and Liens on Property that secure Indebtedness permitted pursuant to Section 7.10(d); provided that the aggregate Indebtedness secured by Liens
                    --------
pursuant to this Section is not in excess of $500,000 in principal amount.

     7.10 Indebtedness and Guaranty Obligations. Create, incur or assume any
          -------------------------------------
Indebtedness or Guaranty Obligation except:

          (a) Indebtedness and Guaranty Obligations existing on the Effective Date and disclosed in Schedule 7.10, and refinancings, renewals, extensions or amendments that do not increase the amount thereof;

          (b)  Indebtedness and Guaranty Obligations under the Loan Documents;

          (c) Indebtedness and Guaranty Obligations owed to any Borrower or any of the Subsidiary Guarantors; provided that any such Indebtedness is evidenced
                              --------
by a promissory note, in substantially the form of Exhibit J, that is pledged to the Administrative Agent, for the benefit of the Lenders, and is subordinated in right of payment to the Loans on terms and in form satisfactory to the Administrative Agent;

          (d) Indebtedness consisting of Capital Lease Obligations, or otherwise incurred to finance the purchase or construction of capital assets (which shall be deemed to exist if the Indebtedness is incurred at or within 180 days before or after the purchase or construction of the capital asset), or to refinance any such Indebtedness, provided that the aggregate principal amount of such Indebtedness
              --------
outstanding at any time does not exceed $500,000;

          (e) Indebtedness consisting of Interest Rate Protection Agreements entered into in order to manage existing or anticipated interest rate risks and not for speculative purposes;

          (f)  Indebtedness constituting Subordinated Obligations;

          (g)  the Tender Offer Notes; and

          (h) other Indebtedness that is not secured by a Lien on any Property of any Borrower or any of the Subsidiaries of any Borrower; provided that the
                                                            --------
aggregate principal amount thereof does not exceed $250,000 at any time.

     7.11 Transactions with Affiliates. Enter into any transaction of any kind
          ----------------------------
with any Affiliate of any Borrower or any Affiliate of any Subsidiary of any Borrower other than (a) salary, bonus, employee stock option and other compensation arrangements with directors or officers in the ordinary course of business; and (b) transactions on overall terms at least as favorable to the applicable Borrower or its Subsidiary as would be the case in an arm's-length transaction between unrelated parties of equal bargaining power.

     7.12 Funded Senior Debt Ratio. Permit the Funded Senior Debt Ratio, as of
          ------------------------
the last day of any month ending on or after December 31, 2000, to be greater than the ratio set forth below opposite the period during which such month ends:

     ----------------------------------------------------------
     December 31, 2000                                N/A
     ----------------------------------------------------------
     January 31, 2001                                 N/A
     ----------------------------------------------------------
     February 28, 2001                                N/A
     ----------------------------------------------------------
     March 31, 2001                                   N/A
     ----------------------------------------------------------
     April 30, 2001                                   N/A
     ----------------------------------------------------------
     May 31, 2001                                     N/A
     ----------------------------------------------------------
     June 30, 2001                                    4.6
     ----------------------------------------------------------
     July 31, 2001                                    4.6
     ----------------------------------------------------------
     August 31, 2001                                  4.5
     ----------------------------------------------------------
     September 30, 2001                               4.7
     ----------------------------------------------------------
     October 31, 2001                                 5.0
     ----------------------------------------------------------
     November 30, 2001                                5.1
     ----------------------------------------------------------
     December 31, 2001                                4.7
     ----------------------------------------------------------
     January 31, 2002                                 4.3
     ----------------------------------------------------------
     February 28, 2002                                4.1
     ----------------------------------------------------------
     March 31, 2002                                   4.1
     ----------------------------------------------------------
     April 30, 2002                                   4.0
     ----------------------------------------------------------
     May 31, 2002                                     4.0
     ----------------------------------------------------------
     June 30, 2002                                    3.9
     ----------------------------------------------------------

     7.13 Fixed Charge Coverage Ratio. Permit the Fixed Charge Coverage Ratio, as of the last day of any month ending on or after December 31, 2000, to be less than the ratio set forth below opposite the period during which such month ends:

     --------------------------------------------------------
     December 31, 2000                                 N/A
     --------------------------------------------------------
     January 31, 2001                                  N/A
     --------------------------------------------------------
     February 28, 2001                                 N/A
     --------------------------------------------------------
     March 31, 2001                                    N/A
     --------------------------------------------------------
     April 30, 2001                                    N/A
     --------------------------------------------------------
     May 31, 2001                                      N/A
     --------------------------------------------------------
     June 30, 2001                                      .7
     --------------------------------------------------------
     July 31, 2001                                      .8
     --------------------------------------------------------
     August 31, 2001                                    .9
     --------------------------------------------------------
     September 30, 2001                                 .9
     --------------------------------------------------------
     October 31, 2001                                   .9
     --------------------------------------------------------
     November 30, 2001                                  .8
     --------------------------------------------------------
     December 31, 2001                                  .8
     --------------------------------------------------------
     January 31, 2002                                   .9
     --------------------------------------------------------
     February 28, 2002                                 1.0
     --------------------------------------------------------
     March 31, 2002                                    1.0
     --------------------------------------------------------
     April 30, 2002                                    1.1
     --------------------------------------------------------
     May 31, 2002                                      1.1
     --------------------------------------------------------
     June 30, 2002                                     1.1
     --------------------------------------------------------

     7.14  [Intentionally Omitted]

     7.15  Investments. Make or suffer to exist any Investment, other than:
           -----------

          (a)  Investments in existence on the Effective Date and disclosed on
Schedule 7.15;

          (b)  Investments consisting of Cash Equivalents;

          (c) Investments consisting of advances to officers, directors and employees of Borrowers and their Subsidiaries in the ordinary course of business not to exceed $50,000 at any time outstanding;

          (d) Investments received in connection with the bankruptcy or reorganization of suppliers and customers and in settlement of disputes with customers and suppliers arising in the ordinary course of business;

          (e) Investments of any Borrower in any Borrower or any Subsidiary Guarantor;

          (f) Investments of a Borrower in any Subsidiary of such Borrower that is not a Subsidiary Guarantor (other than DRC); provided that the aggregate amount of all such Investments shall not exceed $1,500,000; and

           (g) Investments by Day Runner in DRC in existence on the effective date of the Existing Agreement.

     7.16  Capital Expenditures. The Borrowers shall not, and shall not permit
           --------------------
any of their respective Subsidiaries to, make any Capital Expenditures in any Fiscal Year, if, after giving effect thereto, the aggregate amount of all Capital Expenditures made by the Borrowers and their Subsidiaries in such Fiscal Year would exceed $5,000,000.

     7.17  Payment Restrictions Affecting Subsidiaries. Enter into, or permit
           -------------------------------------------
any of its Subsidiaries to enter into, any agreement, instrument or other document (other than any Loan Document) which directly or indirectly prohibits or restricts in any manner, or would have the effect of prohibiting or restricting in any material manner, the ability of any of the Borrower's Subsidiaries to (i) pay dividends or make any other distributions in respect of its capital stock or any other equity interest or participation in its profits owned by the Borrower or any of its Subsidiaries, or pay or repay any Indebtedness owed to the Borrower or any of its Subsidiaries, (ii) make loans or advances to any of the Borrowers or any of their Subsidiaries, or (iii) transfer any of its properties or assets to the Borrowers or any of their Subsidiaries.

     7.18  Lease Obligations. The Borrowers shall not, and shall not permit any
           -----------------
of their respective Subsidiaries to, incur any obligations with respect to any lease that is not a Capital Lease in any Fiscal Year, if, after giving effect thereto, the aggregate amount of all obligations of the Borrowers and their Subsidiaries with respect to leases that are not Capital Leases would exceed $7,500,000 in any Fiscal Year, without the prior written consent of the Administrative Agent.

     7.19 Minimum EBITDA. As of the last day of each month ending on or after
          --------------
December 31, 2000, permit EBITDA for the trailing six (6) months ending on the last day of such month, to be less than the amount set forth below opposite such date:

    ------------------------------------------------------------------
     December 31, 2000                                   $12,500,000
    ------------------------------------------------------------------
     January 31, 2001                                    $13,200,000
    ------------------------------------------------------------------
     February 28, 2001                                   $12,800,000
    ------------------------------------------------------------------
     March 31, 2001                                      $ 9,100,000
    ------------------------------------------------------------------
     April 30, 2001                                      $ 5,700,000
    ------------------------------------------------------------------
     May 31, 2001                                        $ 2,800,000
    ------------------------------------------------------------------
     June 30, 2001                                       $   700,000
    ------------------------------------------------------------------
     July 31, 2001                                       $   900,000
    ------------------------------------------------------------------
     August 31, 2001                                     $ 2,000,000
    ------------------------------------------------------------------
     September 30, 2001                                  $ 5,000,000
    ------------------------------------------------------------------
     October 31, 2001                                    $ 7,300,000
    ------------------------------------------------------------------
     November 30, 2001                                   $ 8,900,000
    ------------------------------------------------------------------
     December 31, 2001                                   $10,500,000
    ------------------------------------------------------------------
     January 31, 2002                                    $11,100,000
    ------------------------------------------------------------------
     February 28, 2002                                   $10,700,000
    ------------------------------------------------------------------
     March 31, 2002                                      $ 8,100,000
    ------------------------------------------------------------------
     April 30, 2002                                      $ 5,900,000
    ------------------------------------------------------------------

    ------------------------------------------------------------------
     May 31, 2002                                        $ 4,600,000
    ------------------------------------------------------------------
     June 30, 2002                                       $ 3,100,000
    ------------------------------------------------------------------

     7.20  Convertible Notes and Common Stock.
           -------------------------------------

           (a) Day Runner shall not, and shall not permit its Affiliates (as defined in rule 501(b) under the Securities Act) or any Person acting on its behalf to engage, in connection with the issuance of the Convertible Notes, in any form of general solicitation or general advertising within the meaning of Rule 502(c) under the Securities Act, nor will any Person acting on its or their behalf, directly or indirectly, make offers or sales of any security, or solicit offers to buy any security, under the circumstances that would require the registration of the Convertible Notes under the Securities Act. Day Runner will not permit any of its Affiliates to resell any Convertible Notes that have been acquired by any of them.

           (b) Day Runner will not, so long as any Convertible Notes are outstanding, be or become, an open-ended investment company, unit investment trust or face-amount certificate company that is or is required to be registered under Section 8 of the Investment Company Act, and will not be or become a closed-end investment company required to be registered, but not registered thereunder.

           (c) Day Runner agrees that no future offer, sale or issuance of debt securities of Day Runner or any of its Subsidiaries will be made if, as a result of the doctrine of "integration" referred to in Rule 502 under the Securities Act, such offer and sale would render invalid (for the purpose of the issuance of the Convertible Notes by the Borrowers to the Lenders), the exemption from the registration requirements of the Securities Act provided by
Section 4(2) thereof or by Rule 144A.

                                 ARTICLE VIII.

                      INFORMATION AND REPORTING COVENANTS
                      -----------------------------------

     8.1   Financial and Business Information. So long as any Loan remains
           ----------------------------------
unpaid, or any other Obligation remains unpaid, or any portion of the Revolving Commitment remains in force, Day Runner shall, unless the Administrative Agent (with the written approval of the Requisite Lenders) otherwise consents, at Day Runner's sole expense, deliver to each Lender:

           (a) As soon as practicable, and in any event within 30 days after the end of each Fiscal Quarter (other than the fourth Fiscal Quarter in any Fiscal Year), the consolidated balance sheet of Day Runner and its Subsidiaries as at the end of such Fiscal Quarter and the consolidated statements of operations and cash flows for such Fiscal Quarter, and the portion of the Fiscal Year ended with such Fiscal Quarter, all in reasonable detail. Such financial statements shall be certified by the chief financial officer of Day Runner as fairly presenting in all material respects the financial condition, results of operations and cash flows of Day Runner and its Subsidiaries in accordance with GAAP (other than footnote disclosures), consistently applied, as at such date and for such periods, subject only to normal year-end accruals and audit adjustments;

          (b) As soon as practicable, and in any event within 30 days after the end of each Fiscal Quarter a certificate of a Senior Officer of Day Runner stating that the representations and warranties in Article V hereof are true and correct in all material respects as of the date of such certificate and that no Event of Default has occurred and is continuing or, if an Event of Default has occurred and is continuing, a statement as to the nature thereof and the action that Day Runner has taken and proposes to take with respect thereto;

          (c) As soon as practicable, and in any event within 100 days after the end of each Fiscal Year, the consolidated balance sheet of Day Runner and its Subsidiaries as at the end of such Fiscal Year and the consolidated statements of operations, stockholders' equity and cash flows, in each case of Day Runner and its Subsidiaries for such Fiscal Year, with all related consolidating financial statements prepared by Day Runner, all in reasonable detail. Such consolidated financial statements shall be prepared in accordance with GAAP, consistently applied, and shall be accompanied by a report of Deloitte & Touche LLP or other independent public accountants of recognized standing selected by Day Runner and reasonably satisfactory to the Requisite Lenders, which report shall be prepared in accordance with generally accepted auditing standards as at such date, and shall not be subject to any qualifications or exceptions. Such accountants' report shall be accompanied by a certificate stating that, in making the examination pursuant to generally accepted auditing standards necessary for the certification of such financial statements and such report, such accountants have obtained no knowledge of any Event of Default then existing relating to the breach by any Borrower of any of Sections 7.1, 7.2, 7.6, 7.9, 7.10, 7.12, 7.13, 7.16 and 7.19 of this Agreement or, if, in the opinion of such accountants, any such Event of Default shall exist, stating the nature and status of such Event of Default;

          (d) As soon as practicable, and in any event within 20 days after the end of each month, the consolidated and consolidating balance sheet of Day Runner and its Subsidiaries as at the end of such month and the consolidated statements of operations and cash flows for such month, all in reasonable detail and prepared in comparison with the projections delivered to the Administrative Agent with respect to such month and the corresponding month in the preceding Fiscal Year. Such financial statements shall be certified by the chief financial officer of Day Runner as fairly presenting in all material respects the financial condition, results of operations and cash flows of Day Runner and its Subsidiaries in accordance with GAAP (other than footnote disclosures), consistently applied, as at such date and for such periods, subject only to normal year-end accruals and audit adjustments;

          (e) As soon as practicable, and in any event within thirty (30) days after the commencement of each Fiscal Year, a budget and projection by month and Fiscal Quarter for that Fiscal Year, and for the next succeeding Fiscal Year, including for the first such Fiscal Year, projected consolidated balance sheets, statements of operations and statements of cash flow, in each case by Fiscal Quarter and, for succeeding Fiscal Years, projected consolidated condensed balance sheets and statements of operations and cash flows of each Borrower and its Subsidiaries, all in reasonable detail (it being understood that any projections provided hereunder shall be were prepared in good faith and will represent management's opinion of the projected financial performance of the Borrowers and their respective Subsidiaries based upon the information available to the Borrowers at the time so furnished);

          (f) As soon as practicable, and in any event within fifteen (15) days after the end of each month, a report, in form and substance reasonably satisfactory to the Administrative Agent, from the management of Filofax Group with respect to the results from operations of Filofax Limited and certain of its other Subsidiaries for the preceding month;

          (g)  [Intentionally Omitted]

          (h) Promptly after request by the Administrative Agent or the Requisite Lenders, copies of any detailed audit reports, management letters or recommendations submitted to the board of directors (or the audit committee of the board of directors) of any Borrower by independent accountants in connection with the accounts or books of such Borrower or any of its Subsidiaries, or any audit of any of them and/or any tax returns filed by any Borrower or any of its Subsidiaries with the federal governments of the United States or the United Kingdom;

          (i) (i) As soon as practicable, and in any event within 45 days after the end of each Fiscal Quarter, a copy of the Form 10-Q for such Fiscal Quarter filed with the Securities and Exchange Commission by any Borrower; (ii) as soon as practicable, and in any event within 100 days after the end of each Fiscal Year a copy of the Form 10-K for such Fiscal Year filed with the Securities and Exchange Commission by any Borrower; and (iii) promptly after the same are available, and in any event within two (2) Banking Days after filing with the Securities and Exchange Commission, copies of each annual report, proxy or financial statement or other report or communication sent to the stockholders of any Borrower, and copies of all annual, regular, periodic and special reports and registration statements which any Borrower may file or be required to file with the Securities and Exchange Commission under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, and not otherwise required to be delivered to the Lenders pursuant to the other provisions of this Section 8.1;

          (j) Promptly after request by the Administrative Agent or any Lender, copies of any other report or other document that was filed by any Borrower with any Governmental Agency;

          (k) Promptly upon a Senior Officer of any Borrower becoming aware, and in any event within five (5) Banking Days after becoming aware, of the occurrence of any (i) "reportable event" (as such term is defined in Section 4043 of ERISA, but excluding such events as to which the PBGC has by regulation waived the requirement therein contained that it be notified within thirty days of the occurrence of such event) or (ii) non-exempt "prohibited transaction" (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) involving any Pension Plan or any trust created thereunder, telephonic notice specifying the nature thereof, and, no more than two (2) Banking Days after such telephonic notice, written notice again specifying the nature thereof and specifying what action the applicable Borrower is taking or proposes to take with respect thereto, and, when known, any action taken by the Internal Revenue Service with respect thereto;

          (l) As soon as practicable, and in any event within two (2) Banking Days after a Senior Officer becomes aware of the existence of any condition or event which constitutes a Default or Event of Default, telephonic notice specifying the nature and period of existence thereof, and, no more than two (2) Banking Days after such telephonic notice, written notice again specifying the nature and period of existence thereof and specifying what action the Borrowers are taking or propose to take with respect thereto;

          (m) Promptly upon a Senior Officer of any Borrower becoming aware that (i) any Person has commenced a legal proceeding with respect to a claim against any Borrower that such Borrower reasonably believes is $500,000 or more in excess of the amount thereof that is fully covered by insurance or indemnification agreement of a financially responsible Person, (ii) any creditor under a credit agreement involving Indebtedness of $100,000 or more or any lessor under a material lease involving aggregate rent of $200,000 per year or more has asserted a material default thereunder on the part of any Borrower or,
(iii) any Person has commenced a legal proceeding with respect to a claim against any Borrower under a contract that is not a credit agreement or material lease with respect to a claim of in excess of $200,000 or which otherwise may reasonably be expected to result in a Material Adverse Effect, a written notice describing the pertinent facts relating thereto and what action the applicable Borrower is taking or proposes to take with respect thereto;

          (n)  [Intentionally Omitted]

          (o) As promptly as practicable, and in any event within five (5) Banking Days after the end of each calendar month, a rolling thirteen (13) week cash forecast for Day Runner and its Subsidiaries which shall include a cash forecast by Fiscal Quarter up to the Fiscal Quarter ending June 30, 2002, which cash forecast shall include the projected Borrowing Base for such weekly period or Fiscal Quarter;

          (p) As promptly as practicable, and in any event within five (5) Banking Days of the end of each calendar month, a sales report with respect to Day Runner and its Subsidiaries for the preceding calendar month setting forth sales data with respect to each customer of Day Runner or any of its Subsidiaries that accounts for more than 10% of the aggregate sales of Day Runner and its Subsidiaries (on a consolidated basis) (such a customer, a "Significant Customer") with a comparison of such sales data to (i) the sales
 --------------------
data with respect to each Significant Customer for the corresponding month in the prior Fiscal Year and (ii) the projected sales to each Significant Customer set forth in the revised operating plan and projections delivered pursuant to
Section 7.1(o);

          (q) As promptly as practicable, and in any event within fifteen (15) days of the end of each month, a report setting forth with respect to each Significant Customer, point-of-sale and inventory on-hand data by product category for the preceding calendar month, together with a comparison of such data with the results for the corresponding month in the prior Fiscal Year;

          (r) Within 15 days after the end of each month, commencing with the month ended December 31, 2000, a Borrowing Base Certificate demonstrating any Borrower's compliance with the borrowing limitations in Article II as of the end of such month, with a listing and aging of Borrower's Accounts (together with a current list of names, addresses and outstanding debts of all the Accounts Debtors);

           (s) As of the Effective Date and within 15 days after the end of each month, a written report (the "Monthly Report"), which shall include, as of
                                   --------------
the last Business Day of such month, the following, in form satisfactory to the Administrative Agent: (i) a detailed aged trial balance of Accounts; (ii) a detailed schedule listing any adjustments on any Borrower 's books and records to Accounts previously included in any Monthly Report; (iii) an aged unpaid invoice register and accounts payable reconciliation trial balance; (iv) a schedule of Inventory determined on an average cost basis, valued at the lower of cost or market value and setting forth the location of all such Inventory, including Inventory not in the possession of any Borrower and the name of the Person in possession thereof describing the type, quality and quantity of such Inventory and whether and how much of such Inventory consists of raw materials, work in process, finished goods or otherwise; and (v) a schedule of Equipment and fixtures listing any additions or deletions to Equipment and fixtures previously included in any Monthly Report; and (vi) such additional information as the Administrative Agent shall from time to time request; and

           (t) Such other data and information as from time to time may be reasonably requested by the Administrative Agent, any Lender (through the Administrative Agent) or the Requisite Lenders.

     8.2   Compliance Certificates. So long as any Loan remains unpaid, or any
           -----------------------
other Obligation remains unpaid or unperformed, or any portion of the Revolving Commitment remains outstanding, Day Runner shall, at Day Runner's sole expense, deliver to each Lender concurrently with the financial statements required pursuant to Sections 8.1 (a) and 8.1(c), a Compliance Certificate signed by a Senior Officer of Day Runner.

     8.3   Accounts Reporting.  Day Runner shall deliver to the Administrative
           ------------------
Agent, on a monthly basis, schedules in form satisfactory to the Administrative Agent describing all Accounts created or acquired, containing such information with respect thereto as the Administrative Agent may require. Together with each schedule, upon request therefor, Day Runner shall furnish to the Administrative Agent copies of customer invoices or the equivalent thereof copies of original purchase orders, shipping or delivery receipts for all merchandise sold, and such other supporting documents as the Administrative Agent may require. All such invoices shall represent actual sales and Day Runner shall not back date, postdate or redate any invoice or sale or make sales on extended dating or credit terms beyond that customary in Day Runner's industry. Within fifteen (15) days after the end of each month, or sooner if available, Day Runner shall deliver to the Administrative Agent current monthly agings of Accounts and accounts payable relating to the business of Day Runner, and a current Accounts analysis, in form satisfactory to the Administrative Agent, together in each instance with such further information with respect thereto as the Administrative Agent may require. Day Runner's failure to execute and deliver the schedules describing Accounts or otherwise to comply with the requirements of this Section 8.3 shall not affect or limit the Lender's/Agent's security interest or other rights in and to the Accounts or other Collateral.

     8.4   Inventory Reporting. The Day Runner shall conduct a full and complete
           -------------------
physical count of Inventory, at least annually and, upon the occurrence of an Event of Default, more frequently if the Administrative Agent shall require, in a manner and in accordance with procedures approved by Day Runner's independent auditors and the Administrative Agent, and shall promptly extend, price and summarize such physical counts and submit a report thereof to the Administrative Agent. Values shown on all reports of Inventory shall be at the lower of cost (determined on an average FIFO basis) or market. Day Runner shall furnish to the Administrative Agent upon request such detailed information or supporting documents with respect to all such reports of Day Runner's Inventory as the Administrative Agent may require to determine the accuracy thereof including copies of vendor invoices or other documents to support pricing and the physical count sheets. On the first Wednesday of each month, or sooner if available, Day Runner shall deliver to the Administrative Agent (a) a current perpetual inventory listing and describing all Inventory of Day Runner,
(b) a current category report containing descriptions of all Inventory of Day Runner by product class and owner, and verifying all Eligibility Reserves and the current advance rates applied against Eligible Inventory, and (c) such other reports or information as the Administrative Agent may from time to time require. In addition, within fifteen (15) days after the end of each month, or sooner if available, Day Runner shall deliver to the Administrative Agent a report in form and substance satisfactory to the Administrative Agent describing the total sales of Inventory by Day Runner and the cost of goods sold.

     8.5   Account Covenants.  Day Runner shall promptly upon its learning
           -----------------
thereof: (a) inform the Administrative Agent in writing of any material delay in Day Runner's performance of any of its obligations to any account debtor, or of any assertion of any claims, offsets or counterclaims by any account debtor, if such claims, offsets or counterclaims are, singly or in the aggregate, material in amount; and (b) inform the Administrative Agent of any material adverse information relating to the financial condition of any account debtor if such account debtor has been, is, and/or is reasonably expected to be a material customer of Day Runner. With respect to any Accounts arising out of contracts or transactions with he United States of America, any state or any local government or any department, agency or instrumentality thereof, before any such Accounts are included in the Borrowing Base, Day Runner shall notify the Administrative Agent in writing and, in such event or on request by the Administrative Agent, execute any instruments and take any other action required to perfect or assure the enforceability of the Administrative Agent's security interest in the proceeds paid in respect of such Account under the provisions of the Federal Assignment of Claims act of 1940, as amended, or any comparable state or local laws. The Lender shall have the right, from time to time (whether or not any Default or Event of Default has occurred) to verify by mail, telephone or other communication with the account debtor, the validity, amount or any other matter relating to any or all of the Account.

     8.6   Inventory Covenants.  Day Runner shall at all times maintain a
           -------------------
perpetual inventory, keeping accurate records itemizing and describing the kind, type, location, quality and quantity of Inventory and Eligible Inventory, Day Runner's cost therefor, daily withdrawals therefrom and accessions thereto, all of which shall be available upon request. No Inventory shall be at any time or times hereafter stored with a bailee, warehouseman, consignee or similar third party unless the Administrative Agent has been notified and, if the Administrative Agent so requests, the third party has acknowledged in writing the Administrative Agent's Lien thereon. Day Runner shall not sell any Inventory to any customer on approval or any other basis which entitles the customer to return or may obligate any Borrower to repurchase such Inventory, except only in the ordinary course of business, and then only if the Administrative Agent has been notified. No Inventory will be disposed of in partial or complete satisfaction of any Indebtedness other than the Obligations.

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

     8.7   Equipment Covenants.  Day Runner shall at all times keep accurate
           -------------------
records itemizing and describing the kind, type, age and condition of the Equipment, together with records of any Borrower's cost therefor and all accumulated depreciation thereof. Each Borrower at its expense shall cause the Equipment and fixtures to be maintained and preserved in the same condition, repair and working order as on the Effective Date, ordinary wear and tear excepted. In the case of any loss or damage to any of the Equipment or fixtures, any Borrower shall, as promptly as practicable, make or cause to be made all repairs, replacements and other improvements which are necessary or desirable and promptly furnish to the Administrative Agent a written report with respect to any loss or damage in excess of $100,000.

     8.8   Appointment of the Administrative Agent as any Borrowers' Attorney-
           ---------------------------------------------------------------------
in-Fact. Each Borrower hereby irrevocably designates, makes, constitutes and
-------
appoints the Administrative Agent (and all persons designated by the Administrative Agent) as its true and lawful attorney-in-fact and authorizes the Administrative Agent, in any Borrower's or the Administrative Agent's name, to:
(a) at any time following the occurrence of an Event of Default for so long as it may be continuing and without prior notice to any Borrower, (i) notify any account debtors that an Account or the Accounts have been assigned to the Administrative Agent and that the Administrative Agent has a security interest therein, direct any account debtors to make all payments in respect of the Accounts directly to the Administrative Agent or otherwise demand payment of any or all of the Accounts; (ii) enforce payment of any or all of the Accounts by legal proceedings or otherwise; (iii) exercise any borrower's rights and remedies with respect to any actions or proceedings brought to collect an Account; (iv) sell or assign any Account upon such terms, for such amount and at such time or times as the Administrative Agent deems advisable; (v) settle, adjust, compromise, extend or renew any Account; (vi) discharge and release any Account; (viii) prepare, file and sign any Borrower's name on any proof of claim in bankruptcy or other similar document against an account debtor; (viii) direct the post office authorities to change the address for delivery of any Borrower's mail to an address designated by the Administrative Agent and thereafter open and dispose of all mail addressed to any Borrower; (ix) have access to any postal box into which any Borrower's mail is deposited; (x) sign any Borrower's name on any verification of Accounts and notices thereof to Account Debtors; and
(xi) execute any documents and instruments and do all acts and .things which are necessary, in the Administrative Agent's sole and absolute discretion, to fulfill any Borrower's obligations under this Agreement, to protect the Administrative Agent's security interest or to preserve, protect or realize upon the Collateral and (b) at any time, whether or not any Default or Event of Default has occurred, (i) take control in any manner of any item of payment or proceeds in respect of any Inventory, Accounts or other Collateral; (ii) endorse any Borrower's name upon any items of payment or proceeds in respect of any Inventory, Accounts or other Collateral and deposit such items or proceeds for payment of the Obligations; (iii) debit the accounts of the Borrowers as provided in Section 3.12(b); (iv) file any document which the Administrative Agent believes is necessary or desirable in connection with the perfection of Liens on the Collateral (including, without limitation, the execution and filing of any financing statement or similar document), and (v) endorse any Borrower's name upon any document, instrument, invoice, or similar document or agreement relating to any Account or any goods or services pertaining thereto; provided, however, that Administrative Agent shall be under no obligation whatsoever to take any of the foregoing actions and, absent bad faith or actual malice, the Administrative Agent shall have no responsibility or liability for any act taken or omission with respect thereto.

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

     8.9  Convertible Notes and Common Stock.  So long as any of the Convertible
          ----------------------------------
Notes or Conversion Stock are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, Day Runner shall, during any period in which it is not subject to and in compliance with Sections 13 or 15(d) of the Exchange Act, provide to each holder of such restricted securities and to each prospective purchaser (as designated by such holder) of such restricted securities, upon the request of such holder or prospective purchaser, any information required to be provided by Rule 144A(d)(4) under the Securities Act. This covenant is intended to be for the benefit of the holders, and prospective purchasers designated by such holders, from time to time of such restricted securities.

                                  ARTICLE IX.

                                  CONDITIONS
                                  ----------

     9.1  Effective Date. The occurrence of the Effective Date, and the
          --------------
obligations of each Lender pursuant to the Revolving Commitment, are subject to the following conditions precedent, each of which shall be satisfied on or prior to the Closing Date:

          (a) The Administrative Agent shall have received all of the following, each of which shall be originals unless otherwise specified, each properly executed by a Responsible Official of each party thereto, each dated as of the Effective Date and each in form and substance reasonably satisfactory to the Administrative Agent and its legal counsel (unless otherwise specified or, in the case of the date of any of the following, unless the Administrative Agent otherwise agrees or directs):

               (1) at least one (1) executed counterpart of this Agreement, together with arrangements satisfactory to the Administrative Agent for additional executed counterparts, sufficient in number for distribution to the Lenders and Borrowers;

               (2) an original Revolving Loan Note executed by each Borrower in favor of each Lender, in a principal amount equal to that Lender's Pro Rata Share of the Revolving Commitment;

               (3) an original Term Loan Note A, Term Loan Note B, and Convertible Note executed by each Borrower in favor of each Lender and in a principal amount equal to such Lender's Pro Rate Share of the principal amount thereof;

               (4) A Global Reaffirmation and Amendment Agreement in the form of Exhibit K ("Global Modification") executed by each Borrower, Borrower
               -------------------
Guarantor, Subsidiary Guarantor, each party to a Pledge Agreement, and each party to a Security Agreement, and the filing of all necessary documents in the public records in connection therewith;

               (5) with respect to each Borrower and any of its respective Subsidiaries that is a Party to any Loan Document, such documentation as the Administrative Agent may reasonably require to establish the due organization, valid existence and good standing of such Person, qualification to engage in business in each material jurisdiction in which it is engaged in business or required to be so qualified, such Person's authority to execute, deliver and perform the Loan Documents to which it is a Party, the identity, authority and capacity of each Responsible Official thereof authorized to act on its behalf, including certified copies of articles of incorporation and amendments thereto, bylaws and amendments thereto, certificates of good standing, certificates of corporate resolutions, incumbency certificates, Certificates of Responsible Officials, and the like, in each case to the extent applicable in the relevant jurisdiction;

               (6) the written opinion of Orrick, Herrington & Sutcliffe LLP, in form and substance reasonably satisfactory to Administrative Agent, which shall reaffirm its opinion rendered in connection with the Existing Agreement, and cover such additional matters as the Administrative Agent shall request;

               (7) a Certificate of the chief financial officer of each of the Borrowers, certifying that the representations contained in Article V are true and correct in all material respects;

               (8)  a release, in the form of Exhibit L (the "Release");

               (9)  the Registration Rights Agreement; and

               (10) such other assurances, certificates, documents, consents or opinions as the Administrative Agent or the Requisite Lenders reasonably may require.

          (b)  The Fees payable pursuant to Section 3.4 shall have been paid.

          (c) No material action, suit, proceeding or investigation shall be pending against any Borrower; no law, regulation, judgment or court order shall be applicable that restrains, prevents or imposes materially adverse conditions upon the making of the Loans, and each Borrower and Subsidiary Guarantor shall have received all governmental and Material third party approvals necessary for such Party's execution of the Loan Documents to which it is a party.

          (d) No circumstance or event shall have occurred that constitutes a Material Adverse Effect since June 30, 2000.

          (e) The reasonable costs and expenses of the Administrative Agent in connection with the preparation of the Loan Documents payable pursuant to
Section 12.3, and invoiced with supporting detail to the Borrowers prior to the Closing Date, shall have been paid.

          (f)  The representations and warranties of each Borrower contained in
Article V of this Agreement and in each other Loan Document to which such Borrower is a party shall be true and correct in all material respects.

          (g) Borrowers and any other Parties shall be in compliance with all the terms and provisions of the Loan Documents, and no Default or Event of Default shall have occurred and be continuing.

          (h)  [Intentionally Omitted]

          (i)  [Intentionally Omitted]

          (j) On or prior to the Closing Date, the Lenders shall have entered into the Shareholders Agreement, and the Borrowers shall have received a fairness opinion from an independent valuation firm selected by Day Runner and reasonably acceptable to Agent concluding that the issuance of the Convertible Notes and the consideration to be paid by the Lenders upon conversion are fair to Day Runner from a financial point of view.

          (k) All legal matters relating to the Loan Documents shall be reasonably satisfactory to the Administrative Agent and its counsel.

          (l) The Lenders shall return the notes issued under the Existing Agreement at the time Borrowers deliver the Notes described in Section 9.1(a)(3).

     9.2  Revolving Loans. The obligation of each Lender to make any Revolving
          ---------------
Loan is subject to the Effective Date having occurred, and to the following conditions precedent (unless the Requisite Lenders or, in any case where the approval of all of the Lenders is required pursuant to Section 12.2, all of the Lenders, in their sole and absolute discretion, shall agree otherwise):

          (a) Except for representations and warranties which expressly speak as of a particular date, the representations and warranties contained in Article V shall be true and correct in all material respects on and as of the date of the Loan as though made on that date;

          (b) No Default or Event of Default shall have occurred and be continuing;

          (c) Borrowers' operating results as set forth in the most recent financial information provided in accordance with Section 8.1. are not materially different than as set forth in the Projections;

          (d) No circumstance or event shall have occurred that constitutes a Material Adverse Effect since June 30, 2000; and

          (e) the date of any requested Revolving Loan is on or after February 1, 2001, and on or before March 30, 2002.

                                  ARTICLE X.

             EVENTS OF DEFAULT AND REMEDIES UPON EVENT OF DEFAULT
             ----------------------------------------------------

     10.1 Events of Default. The existence or occurrence and continuation of any
          -----------------
one or more of the following events, whatever the reason therefor and under any circumstances whatsoever, shall constitute an Event of Default:

          (a) A Borrower fails to pay any principal on any of the Loans, or any portion thereof, on the date when due, or fails to make any payments required under Section 3.2 (including the reductions on the Revolving Loans required under Section 3.1(a)(1) so that the outstanding amount of the Revolving Loans does not exceed the maximum permitted under Section 2.1 on or before the date when due; or

          (b) A Borrower fails to pay any interest on any of the Loans, or any fees under Sections 3.3 or 3.4, or any portion thereof, within three (3) Banking Days after the date when due; or fails to pay any other fee or amount payable to the Lenders under any Loan Document, or any portion thereof, within ten (10) Banking Days after demand therefor; or

          (c) A Borrower fails to comply with any of the covenants contained in Articles IV and VII, or with Sections 6.2, 6.5, 6.6, 6.9, 6.13, 6.14 (other than
Section 6.14(c)), 6.15, 6.16 or 8.1; or

          (d) A Borrower or any other Party fails to perform or observe any other covenant or agreement (not specified in clause (a), (b) and (c) above) contained in any Loan Document on its part to be performed or observed within thirty (30) days after the occurrence thereof; or

          (e) Any representation or warranty of any Borrower or any Subsidiary Guarantor made in any Loan Document, or in any certificate or other writing delivered by any Borrower or any Subsidiary Guarantor pursuant to any Loan Document, proves to have been incorrect when made or reaffirmed in any material respect; or

          (f) A Borrower (i) fails to pay the principal, or any principal installment, of any present or future Indebtedness of $50,000 or more, or any guaranty of present or future Indebtedness of $50,000 or more, on its part to be paid, when due (or within any stated grace period), whether at the stated maturity, upon acceleration, by reason of required prepayment or otherwise or
(ii) fails to perform or observe any other term, covenant or agreement on its part to be performed or observed, or suffers any event of default to occur, in connection with any present or future Indebtedness of $50,000 or more, or of any guaranty of present or future Indebtedness of $50,000 or more, if as a result of such failure or sufferance any holder or holders thereof (or an agent or trustee on its or their behalf) has the right to declare such Indebtedness due before the date on which it otherwise would become due or the right to require a Borrower to redeem or purchase, or offer to redeem or purchase, all or any portion of such Indebtedness; or

          (g) Any Loan Document, at any time after its execution and delivery and for any reason other than the agreement or action (or omission to act) of the Administrative Agent or the Lenders or satisfaction in full of all the Obligations, ceases to be in full force and effect or is declared by a court of competent jurisdiction to be null and void, invalid or unenforceable in any respect which is materially adverse to the interests of the Lenders; or any Party thereto denies in writing that it has any or further liability or obligation under any Loan Document, or purports to revoke, terminate or rescind same; or

          (h)  Any Change in Control occurs; or

          (i) A final judgment against any Borrower or any Subsidiary Guarantor is entered for the payment of money in excess of $500,000 (not covered by insurance or for which an insurer has reserved its rights) and, absent procurement of a stay of execution, such judgment remains unsatisfied for thirty
(30) calendar days after the date of entry of judgment, or in any event later than five (5) days prior to the date of any proposed sale thereunder; or any writ or warrant of attachment or execution or similar process is issued or levied against the Property of any such Person and is not released, vacated or fully bonded within thirty (30) calendar days after its issue or levy; or

          (j) A Borrower or any Subsidiary Guarantor institutes or consents to the institution of any proceeding under a Debtor Relief Law relating to it or to all or any material part of its Property, or is unable or admits in writing its inability to pay its debts as they mature, or makes an assignment for the benefit of creditors; or applies for or consents to the appointment of any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer for it or for all or any material part of its Property; or any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer is appointed without the application or consent of that Person and the appointment continues undischarged or unstayed for sixty (60) calendar days; or any proceeding under a Debtor Relief Law relating to any such Person or to all or any part of its Property is instituted without the consent of that Person and continues undismissed or unstayed for sixty (60) calendar days; or

          (k) The occurrence of an Event of Default (as such term is or may hereafter be specifically defined in any other Loan Document) under any other Loan Document; or

          (1) Any Pension Plan maintained by any Borrower is finally determined by the PBGC to have a material "accumulated funding deficiency" as that term is defined in Section 302 of ERISA in excess of an amount equal to 5% of the consolidated total assets of such Borrower as of the most-recently ended Fiscal Quarter;

          (m) Any Lien purported to be created under any Collateral Document shall cease to be, or shall be asserted by any Borrower or any of its Subsidiaries not to be, a valid and perfected Lien on any Collateral, with the priority required by the applicable Collateral Document, except as a result of the sale or other Disposition of the applicable Collateral in a transaction permitted under the Loan Documents; or

          (n) The board of directors of Day Runner fails to approve on or before December 30, 2000, for any reason whatsoever, the issuance of the Conversion Stock pursuant to the terms of this Agreement.

     10.2 Remedies Upon Event of Default. Without limiting any other rights or
          ------------------------------
remedies of the Administrative Agent or the Lenders provided for elsewhere in this Agreement, or the other Loan Documents, or by applicable Law, or in equity, or otherwise:

          (a) Upon the occurrence, and during the continuance, of any Event of Default other than an Event of Default described in Section 10.1(j)):

               (1) the Administrative Agent may, and at the request of the Requisite Lenders shall, by written notice to the Borrowers, declare that all or any portion of the Revolving Commitment and all other obligations of the Lenders and the Issuing Bank under the Revolving Commitment are terminated; and

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

               (2) the Administrative Agent may, and at the request of the Requisite Lenders shall, declare all or any part of the unpaid principal of all Loans, all interest accrued and unpaid thereon and all other amounts payable under the Loan Documents to be forthwith due and payable, and shall notify each Borrower thereof, whereupon the same shall become and be forthwith due and payable, without protest, presentment, notice of dishonor, demand or further notice of any kind, all of which are expressly waived by each Borrower.

          (b) Upon the occurrence of any Event of Default described in Section 10.1(j)):

               (1) the Revolving Commitment and all other obligations of the Lenders shall terminate without notice to or demand upon any Borrower, which are expressly waived by each Borrower; and

               (2) the unpaid principal of all Loans, all interest accrued and unpaid thereon and all other amounts payable under the Loan Documents shall be forthwith due and payable, without notice of nonpayment, protest, presentment, notice of dishonor, demand or further notice of any kind, all of which are expressly waived by each Borrower.

          (c) Upon the occurrence and during the continuation of any Event of Default, the Lenders and the Administrative Agent, or any of them, without notice to (except as expressly provided for in any Loan Document) or demand upon any Borrower, which are expressly waived by each Borrower, may proceed (but only with the consent of the Requisite Lenders) to protect, exercise and enforce their rights and remedies under the Loan Documents against each Borrower and any other Party and such other rights and remedies as are provided by Law or equity.

          (d) The order and manner in which the Lenders' rights and remedies are to be exercised shall be determined by the Administrative Agent in its sole discretion, unless instructed by the Requisite Lenders, in which case, by the Requisite Lenders in their sole discretion, and all payments received by the Administrative Agent and the Lenders, or any of them, during the continuation of an Event of Default, shall be applied first to the costs and expenses (including reasonable attorneys' fees and disbursements and the reasonably allocated costs of attorneys employed by the Administrative Agent on behalf of the Lender, or by any Lender) of the Administrative Agent and of the Lenders, and thereafter paid in the order specified in Section 3.18. Regardless of how each Lender may treat payments for the purpose of its own accounting, for the purpose of computing Borrower's Obligations hereunder and under the Notes, payments during the continuation of an Event of Default shall be applied first, to the costs and expenses of the Administrative Agent and the Lenders, as set forth above, second, in the order specified in Section 3.18. No application of payments will cure any Event of Default, or prevent acceleration, or continued acceleration, of amounts payable under the Loan Documents, or prevent the exercise, or continued exercise, of rights or remedies of the Lenders hereunder or thereunder or at Law or in equity.

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

                                  ARTICLE XI.

                           THE ADMINISTRATIVE AGENT
                           ------------------------

     11.1 Appointment and Authorization. Subject to Section 11.8, each Lender
          -----------------------------
hereby irrevocably appoints and authorizes the Administrative Agent to take such action as agent on its behalf and to exercise such powers under the Loan Documents as are delegated to the Administrative Agent by the terms thereof or are reasonably incidental, as determined by the Administrative Agent, thereto. This appointment and authorization is intended solely for the purpose of facilitating the servicing of the Loans and does not constitute appointment of the Administrative Agent as trustee for any Lender or as representative of any Lender for any other purpose and, except as specifically set forth in the Loan Documents to the contrary, the Administrative Agent shall take such action and exercise such powers only in an administrative and ministerial capacity.

     11.2 Administrative Agent and Affiliates. Wells Fargo Bank, National
          -----------------------------------
Association (and each successor Administrative Agent) has the same rights and powers under the Loan Documents as any other Lender and may exercise the same as though it were not the Administrative Agent, and the term "Lender" or "Lenders" includes Wells Fargo Bank, National Association in its individual capacity. Wells Fargo Bank, National Association (and each successor Administrative Agent) and its Affiliates may accept deposits from, lend money to and generally engage in any kind of banking, trust or other business with any Borrower, any Subsidiary thereof, or any Affiliate of any Borrower or any Subsidiary thereof, as if it were not the Administrative Agent and without any duty to account therefor to the Lenders. Wells Fargo Bank, National Association (and each successor Administrative Agent) need not account to any other Lender for any monies received by it for reimbursement of its costs and expenses as Administrative Agent hereunder, or (subject to Section 12.10) for any monies received by it in its capacity as a Lender hereunder. The Administrative Agent shall not be deemed to hold a fiduciary relationship with any Lender and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or otherwise exist against the Administrative Agent.

     11.3 Lenders' Credit Decisions. Each Lender agrees that it has,
          -------------------------
independently and without reliance upon the Administrative Agent, any other Lender or the directors, officers, agents, employees or attorneys of the Administrative Agent or of any other Lender, and instead in reliance upon information supplied to it by or on behalf of the Borrowers and upon such other information as it has deemed appropriate, made its own independent credit analysis and decision to enter into this Agreement. Each Lender also agrees that it shall, independently and without reliance upon the Administrative Agent, any other Lender or the directors, officers, agents, employees or attorneys of the Administrative Agent or of any other Lender, continue to make its own independent credit analyses and decisions in acting or not acting under the Loan Documents.

     11.4 Action by Administrative Agent.
          ------------------------------

          (a) Absent actual knowledge of the Administrative Agent of the existence of a Default, the Administrative Agent may assume that no Default has occurred and is continuing,

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

unless the Administrative Agent (or the Lender that is then the Administrative Agent) has received notice from a Borrower stating the nature of the Default or has received notice from a Lender stating the nature of the Default and that such Lender considers the Default to have occurred and to be continuing.

          (b) The Administrative Agent has only those obligations under the Loan Documents as are expressly set forth therein.

          (c) Except for any obligation expressly set forth in the Loan Documents and as long as the Administrative Agent may assume that no Event of Default has occurred and is continuing, the Administrative Agent may, but shall not be required to, exercise its discretion to act or not act, except that the Administrative Agent shall be required to act or not act upon the instructions of the Requisite Lenders (or of all the Lenders, to the extent required by
Section 12.2) and those instructions shall be binding upon the Administrative Agent and all the Lenders, provided that the Administrative Agent shall not be
                           --------
required to act or not act if to do so would be contrary to any Loan Document or to applicable Law or would result, in the reasonable judgment of the Administrative Agent, in substantial risk of liability to the Administrative Agent.

          (d) If the Administrative Agent has received a notice specified in clause (a), the Administrative Agent shall immediately give notice thereof to the Lenders and shall act or not act upon the instructions of the Requisite Lenders (or of all the Lenders, to the extent required by Section 12.2), provided that the Administrative Agent shall not be required to act or not act
--------
if to do so would be contrary to any Loan Document or to applicable Law or would result, in the reasonable judgment of the Administrative Agent, in substantial risk of liability to the Administrative Agent, and except that if the Requisite Lenders (or all the Lenders, if required under Section 12.2) fail, for five (5) Banking Days after the receipt of notice from the Administrative Agent, to instruct the Administrative Agent, then the Administrative Agent, in its sole discretion, may act or not act as it deems advisable for the protection of the interests of the Lenders.

          (e) The Administrative Agent shall have no liability to any Lender for acting, or not acting, as instructed by the Requisite Lenders (or all the Lenders, if required under Section 11.2), notwithstanding any other provision hereof.

     11.5 Liability of Administrative Agent. Neither the Administrative Agent
          ---------------------------------
nor any of its directors, officers, agents, employees or attorneys shall be liable for any action taken or not taken by them under or in connection with the Loan Documents, except for their own gross negligence or willful misconduct. Without limitation on the foregoing, the Administrative Agent and its directors, officers, agents, employees and attorneys:

          (a) May treat the payee of any Note as the holder thereof until the Administrative Agent receives notice of the assignment or transfer thereof, in form satisfactory to the Administrative Agent, signed by the payee, and may treat each Lender as the owner of that Lender's interest in the Obligations for all purposes of this Agreement until the Administrative Agent receives notice of the assignment or transfer thereof, in form satisfactory to the Administrative Agent, signed by that Lender;

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

          (b) May consult with legal counsel (including in-house legal counsel), accountants (including in-house accountants) and other professionals or experts selected by it, or with legal counsel, accountants or other professionals or experts for Borrowers and/or their Subsidiaries or the Lenders, and shall not be liable for any action taken or not taken by it in good faith in accordance with any advice of such legal counsel, accountants or other professionals or experts;

          (c) Shall not be responsible to any Lender for any statement, warranty or representation made in any of the Loan Documents or in any notice, certificate, report, request or other statement (written or oral) given or made in connection with any of the Loan Documents;

          (d) Except to the extent expressly set forth in the Loan Documents, shall have no duty to ask or inquire as to the performance or observance by the Borrowers or their respective Subsidiaries of any of the terms, conditions or covenants of any of the Loan Documents or to inspect any collateral or any Property, books or records of the Borrowers or their Subsidiaries;

          (e) Will not be responsible to any Lender for the due execution, legality, validity, enforceability, genuineness, effectiveness, sufficiency or value of any Loan Document, any other instrument or writing furnished pursuant thereto or in connection therewith, or any Collateral or the perfection of any Lien thereon;

          (f) Will not incur any liability by acting or not acting in reliance upon any Loan Document, notice, consent, certificate, statement, request or other instrument or writing believed in good faith by it to be genuine and signed or sent by the proper party or parties; and

          (g) Will not incur any liability for any arithmetical error in computing any amount paid or payable by any Borrower or any Subsidiary or Affiliate thereof or paid or payable to or received or receivable from any Lender under any Loan Document, including, without limitation, principal, interest, commitment fees, Loans and other amounts; provided that, promptly upon
                                                    --------
discovery of such an error in computation, the Administrative Agent, the Lenders and (to the extent applicable) any Borrower and/or its Subsidiaries or Affiliates shall make such adjustments as are necessary to correct such error and to restore the parties to the position that they would have occupied had the error not occurred.

     11.6 Indemnification. Each Lender shall, ratably in accordance with its
          ---------------
proportion of the aggregate principal amount of the Loans outstanding, indemnify and hold the Administrative Agent and its directors, officers, agents, employees and attorneys harmless against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever (including reasonable attorneys' fees and disbursements and allocated costs of attorneys employed by the Administrative Agent) that may be imposed on, incurred by or asserted against it or them in any way relating to or arising out of the Loan Documents (other than losses incurred by reason of the failure of any Borrower to pay the Indebtedness represented by the Notes) or any action taken or not taken by it as Administrative Agent thereunder, except such as result from its own gross negligence or willful misconduct. Without limitation on the foregoing, each Lender shall reimburse the Administrative Agent upon demand for that Lender's Pro Rata Share of any out-of-pocket cost or expense incurred by the Administrative Agent in connection with the negotiation, preparation, execution, delivery, amendment, waiver, restructuring, reorganization (including a bankruptcy reorganization), enforcement or attempted enforcement of the Loan Documents, to the extent that any Borrower or any other Party is required by Section 12.3 to pay that cost or expense but fails to do so upon demand. Nothing in this Section 11.6 shall entitle the Administrative Agent or any indemnitee referred to above to recover any amount from the Lenders if and to the extent that such amount has theretofore been recovered from a Borrower or any of its Subsidiaries. To the extent that the Administrative Agent or any indemnitee referred to above is later reimbursed such amount by a Borrower or any of its Subsidiaries, it shall return the amounts paid to it by the Lenders in respect of such amount.

     11.7 Successor Administrative Agent. The Administrative Agent may, and at
          ------------------------------
the request of the Requisite Lenders shall, resign as Administrative Agent upon reasonable notice to the Lenders and each Borrower effective upon acceptance of appointment by a successor Administrative Agent. If the Administrative Agent shall resign as Administrative Agent under this Agreement, the Requisite Lenders shall appoint from among the Lenders a successor Administrative Agent for the Lenders, which successor Administrative Agent shall be approved by each Borrower (and such approval shall not be unreasonably withheld or delayed). If no successor Administrative Agent is appointed prior to the effective date of the resignation of the Administrative Agent, the Administrative Agent may appoint, after consulting with the Lenders and each Borrower, a successor Administrative Agent from among the Lenders. Upon the acceptance of its appointment as successor Administrative Agent hereunder, such successor Administrative Agent shall succeed to all the rights, powers and duties of the retiring Administrative Agent and the term "Administrative Agent" shall mean such successor Administrative Agent and the retiring Administrative Agent's appointment, powers and duties as Administrative Agent shall be terminated. After any retiring Administrative Agent's resignation hereunder as Administrative Agent, the provisions of this Article XI, and Sections 12.3,
12.11 and 12.22, shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Administrative Agent under this Agreement. Notwithstanding the foregoing, if (a) the Administrative Agent has not been paid its agency fees under Section 3.4 or has not been reimbursed for any expense reimbursable to it under Section 12.3, in either case for a period of at least one (1) year and (b) no successor Administrative Agent has accepted appointment as Administrative Agent by the date which is thirty (30) days following a retiring Administrative Agent's notice of resignation, the retiring Administrative Agent's resignation shall nevertheless thereupon become effective and the Lenders shall perform all of the duties of the Administrative Agent hereunder until such time, if any, as the Requisite Lenders appoint a successor Administrative Agent as provided for above.

     11.8 No Obligations of Borrowers. Nothing contained in this Article XI
          ---------------------------
shall be deemed to impose upon any Borrower any obligation in respect of the due and punctual performance by the Administrative Agent of its obligations to the Lenders under any provision of this Agreement, and no Borrower shall have liability to the Administrative Agent or any of the Lenders in respect of any failure by the Administrative Agent or any Lender to perform any of its obligations to the Administrative Agent or the Lenders under this Agreement. Without limiting the generality of the foregoing, where any provision of this Agreement relating to the payment of any amounts due and owing under the Loan Documents provides that such payments shall be made by a Borrower to the Administrative Agent for the account of the Lenders, such Borrower's obligations to the Lenders in respect of such payments shall be deemed to be satisfied upon the making of such payments to the Administrative Agent in the manner provided by this Agreement.

                                 ARTICLE XII.

                                 MISCELLANEOUS
                                 -------------

     12.1 Cumulative Remedies; No Waiver. The rights, powers, privileges and
          ------------------------------
remedies of the Administrative Agent and the Lenders provided herein or in any Note or other Loan Document are cumulative and not exclusive of any right, power, privilege or remedy provided by Law or equity. No failure or delay on the part of the Administrative Agent or any Lender in exercising any right, power, privilege or remedy may be, or may be deemed to be, a waiver thereof; nor may any single or partial exercise of any right, power, privilege or remedy preclude any other or further exercise of the same or any other right, power, privilege or remedy. The terms and conditions of Article XI (other than Section 11.8) hereof are inserted for the sole benefit of the Administrative Agent and the Lenders; the same may be waived in whole or in part, with or without terms or conditions, in respect of any Loan without prejudicing the Administrative Agent's or the Lenders' rights to assert them in whole or in part in respect of any other Loan.

     12.2 Amendments; Consents. No amendment, modification, supplement,
          --------------------
extension, termination or waiver of any provision of this Agreement or any other Loan Document, no approval or consent thereunder (other than a consent relating to a matter expressly stated by this Agreement to require only the Administrative Agent's consent), and no consent to any departure by any Borrower or any other Party therefrom, may in any event be effective unless in writing signed by the Administrative Agent with the written approval of the Requisite Lenders (and, in the case of any amendment, modification or supplement of or to any Loan Document to which a Borrower is a Party, signed by such Borrower, and, in the case of any amendment, modification or supplement to Article XI, signed by the Administrative Agent), and then only in the specific instance and for the specific purpose given; and, without the approval in writing of the
                        ---
Supermajority Lenders, no amendment, modification, supplement, termination or waiver of the covenants contained in any of Sections 4.4(c) and (e), 7.12, 7.13 and 7.19 shall be effective; and, without the approval in writing of all the
                             ---
Lenders, no amendment, modification, supplement, termination, waiver or consent (other than a consent relating to a matter expressly stated by this Agreement to require only the Administrative Agent's consent) may be effective:

          (a) To amend or modify the principal of, or the amount of principal, principal prepayments or the rate of interest payable on, any Loan or Note, or the amount of the Revolving Commitment, the Available Amount or the Pro Rata Share of any Lender or the amount of any commitment fee payable to any Lender, or any other fee or amount payable to any Lender under the Loan Documents or to waive an Event of Default consisting of the failure of any Borrower to pay when due principal, interest or any fee due to the Lenders or the Issuing Bank;

          (b) To postpone any date fixed for any payment of principal of, prepayment of principal of or any installment of interest on, any Loan or Note or any installment of any fee due to the Lenders or the Issuing Bank, or to extend the term of the Revolving Commitment;

          (c) To amend the provisions of the definition of "Requisite Lenders," "Supermajority Lenders," or "Maturity Date;"

          (d) To release any Subsidiary Guarantor from its obligations under the Subsidiary Guaranty; or

          (e) To amend or waive any provision of Article IX or this Section 12.2; or

          (f) To amend any provision of this Agreement that expressly requires the consent or approval of all the Lenders; or

          (g) To release any Collateral (other than in connection with any sale or other Disposition permitted under the Loan Documents) that, individually or in the aggregate, constitutes more than one-half of one percent (0.05%) of the net book value of the consolidated assets of Day Runner and its Subsidiaries as set forth in financial statements delivered to the Administrative Agent and the Lenders pursuant to Section 8.1 for the Fiscal Year ended June 30, 2000;

          (h) To waive compliance with Section 6.16, except that if Day Runner has failed to secure the Major Accounts Payables Agreement from only one of its four major customers, this failure may be waived by the Supermajority Lenders; or

          (i) To waive an Event of Default under Section 10.1(n) consisting of the failure of the board of directors of Day Runner to approve on or before December 30, 2000, for any reason whatsoever, the issuance of the Conversion Stock pursuant to the terms of this Agreement.

Any amendment, modification, supplement, termination, waiver or consent pursuant to this Section 12.2 shall apply equally to, and shall be binding upon, all the Lenders and the Administrative Agent.

     12.3 Costs, Expenses and Taxes. Borrowers, jointly and severally, shall pay
          -------------------------
within ten (10) Banking Days after demand, accompanied by an invoice therefor, the reasonable costs and expenses of the Administrative Agent in connection with the negotiation, preparation, syndication, execution and delivery of the Loan Documents and any amendment thereto or waiver thereof. Borrowers, jointly and severally, shall also pay on demand, accompanied by an invoice therefor, the reasonable costs and expenses of the Administrative Agent and the Lenders in connection with the restructuring, reorganization (including a bankruptcy reorganization of any Borrower or any of their respective Subsidiaries, and including the restructuring reflected in this Loan Agreement and the Loan Documents) and enforcement or attempted enforcement of the Loan Documents, and any matter related thereto. The foregoing costs and expenses shall include any applicable filing fees, recording fees, search fees, and other out-of-pocket expenses and the reasonable fees and out-of-pocket expenses of any legal counsel (including reasonably allocated costs of any in-house legal counsel of the Administrative Agent or any Lender), independent public accountants and other outside experts retained by the Administrative Agent or any Lender, whether or not such costs and expenses are incurred or suffered by the Administrative Agent or any Lender in connection with or during the course of any bankruptcy or insolvency proceedings of any Borrower or any Subsidiary thereof. Borrowers, jointly and severally, shall pay any and all documentary and other taxes, excluding (a) taxes imposed on or measured in whole or in part by a Lender's overall net income or net worth imposed on it by (i) any jurisdiction (or political subdivision thereof) in which it is organized or maintains its principal office or (ii) any jurisdiction (or political subdivision thereof) in which it is "doing business" or (b) any withholding taxes or other taxes based on gross income imposed by the United States of America for any period with respect to which it has failed to provide Borrowers with the appropriate form or forms required by Section 12.21, to the extent such forms are then required by applicable Laws, and all costs, expenses, fees and charges payable or determined to be payable in connection with the filing or recording of this Agreement, any other Loan Document or any other instrument or writing to be delivered hereunder or thereunder, or in connection with any transaction pursuant hereto or thereto, and shall reimburse, hold harmless and indemnify on the terms set forth in 12.11 the Administrative Agent and the Lenders from and against any and all loss, liability or legal or other expense with respect to or resulting from any delay in paying or failure to pay any such tax, cost, expense, fee or charge or that any of them may suffer or incur by reason of the failure of any Party to perform any of its Obligations.

     12.4 Nature of Lenders' Obligations. The obligations of the Lenders
          ------------------------------
hereunder are several and not joint or joint and several. Nothing contained in this Agreement or any other Loan Document and no action taken by the Administrative Agent or the Lenders or any of them pursuant hereto or thereto may, or may be deemed to, make the Lenders a partnership, an association, a joint venture or other entity, either among themselves or with the Borrowers or any Affiliate of any of the Borrowers. A default by any Lender will not increase the Pro Rata Share of the Revolving Commitment attributable to any other Lender. Any Lender not in default may, if it desires, assume in such proportion as the nondefaulting Lenders agree the obligations of any Lender in default, but is not obligated to do so. The Administrative Agent agrees that it will use its best efforts either to induce promptly the other Lenders to assume the obligations of a Lender in default or to obtain promptly another Lender, reasonably satisfactory to the Borrowers, to replace such a Lender in default.

     12.5 Survival of Representations and Warranties. All representations and
          ------------------------------------------
warranties contained herein or in any other Loan Document, or in any certificate or other writing delivered by or on behalf of any one or more of the Parties to any Loan Document, will survive the making of the Loans hereunder and the execution and delivery of the Notes, and have been or will be relied upon by the Administrative Agent and each Lender, notwithstanding any investigation made by the Administrative Agent or any Lender or on their behalf.

     12.6 Notices. Except as otherwise expressly provided in the Loan Documents,
          -------
all notices, requests, demands, directions and other communications provided for hereunder or under any other Loan Document must be in writing and must be mailed, telegraphed, telecopied, dispatched by commercial courier or delivered to the appropriate party at the address set forth on the signature pages of this Agreement or other applicable Loan Document or, as to any party to any Loan Document, at any other address as may be designated by it in a written notice sent to all other parties to such Loan Document in accordance with this Section. Except as otherwise expressly provided in any Loan Document, if any notice, request, demand, direction or other communication required or permitted by any Loan Document is given by mail it will be effective on the earlier of receipt or the fourth Banking Day after deposit in the United States mail with first class or airmail postage prepaid; if given by telegraph or cable, when delivered to the telegraph company with charges prepaid; if given by telecopier, when sent; if dispatched by commercial courier, on the scheduled delivery date; or if given by personal delivery, when delivered.

     12.7 Execution of Loan Documents. Unless the Administrative Agent otherwise
          ---------------------------
specifies with respect to any Loan Document, (a) this Agreement and any other Loan Document may be executed in any number of counterparts and any party hereto or thereto may execute any counterpart, each of which when executed and delivered will be deemed to be an original and all of which counterparts of this Agreement or any other Loan Document, as the case may be, when taken together will be deemed to be but one and the same instrument and (b) execution of any such counterpart may be evidenced by a telecopier transmission of the signature of such party. The execution of this Agreement or any other Loan Document by any party hereto or thereto will not become effective until counterparts hereof or thereof, as the case may be, have been executed by all the parties hereto or thereto.

     12.8 Binding Effect; Assignment.
          --------------------------

          (a) This Agreement and the other Loan Documents to which each Borrower is a Party will be binding upon and inure to the benefit of Borrowers, the Administrative Agent, each of the Lenders, and their respective successors and assigns, except that no Borrower may assign its rights hereunder or thereunder or any interest herein or therein without the prior written consent of all the Lenders. Any Lender may at any time pledge any of its Notes or any other instrument evidencing its rights as a Lender under this Agreement to a Federal Reserve Bank, but no such pledge shall release that Lender from its obligations hereunder or grant to such Federal Reserve Bank the rights of a Lender hereunder absent foreclosure of such pledge.

          (b) From time to time following the Effective Date, each Lender may assign to one or more Persons all or any portion of its Pro Rata Share of the Revolving Commitment and/or Term Loans and/or Convertible Loans and/or Conversion Stock; provided that (i) such Person, if not then a Lender or an Affiliate of the assigning Lender, shall be approved by the Administrative Agent and (if no Event of Default then exists) the Borrowers (neither of which approvals shall be unreasonably withheld or delayed), (ii) such assignment shall be evidenced by an Assignment and Acceptance, a copy of which shall be furnished to the Administrative Agent as hereinbelow provided, (iii) except in the case of an assignment to an Affiliate of the assigning Lender, to another Lender or of the entire remaining Revolving Commitment of the assigning Lender or all of the outstanding Term Loans of such Lender or all of the outstanding Convertible Loans of such Lender, the assignment shall assign the same percentage of the assigning Lender's Pro Rata Share of the Revolving Commitment, the Term Loans, the Convertible Loans and the Conversion Stock, owing to or owned by such assigning Lender, and shall not assign a Pro Rata Share of the Revolving Commitment, the Term Loans and the Convertible Loans that, in the aggregate, is equivalent to less than $5,000,000 and (iv) the effective date of any such assignment shall be as specified in the Assignment and Acceptance, but not earlier than the date which is five (5) Banking Days after the date the Administrative Agent has received the Assignment and Acceptance. Upon the effective date of such Assignment and Acceptance, the Person named therein shall be a Lender for all purposes of this Agreement, with the Pro Rata Share of the Revolving Commitment, Term Loans and Convertible Loans therein set forth and, to the extent of such Pro Rata Share, the assigning Lender shall be released from its further

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

obligations under this Agreement. Each Borrower agrees that it shall execute and deliver (against delivery by the assigning Lender to each Borrower of its Revolving Loan Notes, Term Loan Notes, Convertible Notes, PIK Interest Notes and Conversion Stock) to such assignee Lender, Revolving Loan Notes, Term Loan Notes, Convertible Notes, PIK Interest Notes and Conversion Stock evidencing that assignee Lender's Pro Rata Share of the Revolving Commitment, Term Loans and Convertible Loans and to the assigning Lender, Revolving Loan Notes, Term Loan Notes, PIK Interest Notes and Conversion Stock and Convertible Notes evidencing the remaining balance Pro Rata Share retained by the assigning Lender.

          (c) By executing and delivering an Assignment and Acceptance, the Person constituting the assignee thereunder acknowledges and agrees that: (i) other than the representation and warranty that it is the legal and beneficial owner of the Pro Rata Share of the Revolving Commitment, Term Loans, Convertible Loans, and Conversion Stock being assigned thereby free and clear of any adverse claim, the assigning Lender has made no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with this Agreement or the execution, legality, validity, enforceability, genuineness or sufficiency of this Agreement or any other Loan Document; (ii) the assigning Lender has made no representation or warranty and assumes no responsibility with respect to the financial condition of the Borrowers or the performance by the Borrowers of the Obligations; (iii) it has received a copy of this Agreement, together with copies of the most recent financial statements delivered pursuant to Section 8.1 and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into such Assignment and Acceptance; (iv) it will, independently and without reliance upon the Administrative Agent or any Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement; (v) it appoints and authorizes the Administrative Agent to take such action and to exercise such powers under this Agreement as are delegated to the Administrative Agent by this Agreement; and (vi) it will perform in accordance with their terms all of the obligations which by the terms of this Agreement are required to be performed by it as a Lender.

          (d) The Administrative Agent shall maintain at the Administrative Agent's Office a copy of each Assignment and Acceptance delivered to it and a register (the "Register") of the name and address of each of the Lenders and the Pro Rata Share of the Revolving Commitment, Term Loans, Convertible Loans, and Conversion Stock held by each Lender, giving effect to each Assignment and Acceptance. The Register shall be available during normal business hours for inspection by any Borrower or any Lender upon reasonable prior notice to the Administrative Agent. After receipt of a completed Assignment and Acceptance executed by any Lender and an assignee, and receipt of an assignment fee of $3,500 from such Lender or assignee, the Administrative Agent shall, promptly following the effective date thereof, provide to the Borrowers and the Lenders a revised Schedule 1.1-B giving effect thereto. Each Borrower, the Administrative Agent and the Lenders shall deem and treat the Persons listed as Lenders in the Register as the holders and owners of the Pro Rata Share of the Revolving Commitment, Term Loans, Convertible Loans, and Conversion Stock listed therein for all purposes hereof, and no assignment or transfer of any such Pro Rata Share of the Revolving Commitment, Term Loans, Convertible Loans and Conversion Stock shall be effective, in each case unless and until an Assignment and Acceptance effecting the assignment or transfer thereof shall have been accepted by the Administrative Agent and recorded in the Register as provided

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

above. Prior to such recordation, all amounts owed with respect to the applicable Pro Rata Share of the Revolving Commitment, Term Loans, and Convertible Loans shall be owed to the Lender listed in the Register as the owner thereof, and any request, authority or consent of any Person who, at the time of making such request or giving such authority or consent, is listed in the Register as a Lender shall be conclusive and binding on any subsequent holder, assignee or transferee of the corresponding Pro Rata Share of the Revolving Commitment, Term Loans and Convertible Loans.

           (e) Each Lender may from time to time grant participations to one or more banks or other financial institutions in a portion of its Pro Rata Share of the Revolving Commitment, Term Loans, Convertible Loans and Conversion Stock; provided, however, that (i) such Lender's obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, (iii) the participating banks or other financial institutions shall not be a Lender hereunder for any purpose except, if the participation agreement so provides, for the purposes of Sections 3.6, 3.7, 3.8, 12.11 and 12.22 but only to the extent that the cost to the Borrowers does not exceed the cost which the Borrowers would have incurred in respect of such Lender absent the participation, (iv) the Borrowers, the Administrative Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement, (v) the participation interest shall be expressed as a percentage of the granting Lender's Pro Rata Share of the Revolving Commitment, Term Loans, Convertible Loans, and Conversion Stock respectively, as they then exist and shall not restrict an increase in the Revolving Commitment, or in the granting Lender's Pro Rata Share of the Revolving Commitment, so long as the amount of the participation interest is not affected thereby and (vi) the consent of the holder of such participation interest shall not be required for amendments or waivers of provisions of the Loan Documents other than those which (A) extend the Maturity Date or any other date upon which any payment of money is due to the Lenders, (B) reduce the rate of interest on any Loan, any fee or any other monetary amount payable to the Lenders, (C) reduce the amount of any installment of principal due with respect to any Loan or (D) release any Subsidiary Guarantor from its obligations under the Subsidiary Guaranty.

           (f) Notwithstanding any other restrictions on transfer of interests contained herein, the Lenders may freely transfer, assign or otherwise dispose of, or encumber, mortgage, pledge or create a security interest in, any shares of Conversion Stock registered pursuant to the Registration Rights Agreement.

     12.9  Right of Setoff. If an Event of Default has occurred and is
           ---------------
continuing, the Administrative Agent or any Lender may exercise its rights under applicable Laws and, to the extent permitted by applicable Laws, apply any funds in any deposit account maintained with it by any Borrower and/or any Property of any Borrower in its possession against the Obligations.

     12.10 Sharing of Setoffs. Each Lender severally agrees that if it, through
           ------------------
the exercise of any right of setoff, banker's lien or counterclaim against any Borrower, or otherwise, receives payment of the Obligations held by it that is ratably more than any other Lender, through any means, receives in payment of the Obligations held by that Lender, then, subject to applicable Laws: (a) the Lender exercising the right of setoff, banker's lien or counterclaim or otherwise receiving such payment shall purchase, and shall be deemed to have simultaneously purchased,

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

from each of the other Lenders a participation in the Obligations held by the other Lenders and shall pay to the other Lenders a purchase price in an amount so that the share of the Obligations held by each Lender after the exercise of the right of setoff, banker's lien or counterclaim or receipt of payment shall be in the same proportion that existed prior to the exercise of the right of setoff, banker's lien or counterclaim or receipt of payment; and (b) such other adjustments and purchases of participations shall be made from time to time as shall be equitable to ensure that all of the Lenders share any payment obtained in respect of the Obligations ratably in accordance with each Lender's share of the Obligations immediately prior to, and without taking into account, the payment; provided that, if all or any portion of a disproportionate payment obtained as a result of the exercise of the right of setoff, banker's lien, counterclaim or otherwise is thereafter recovered from the purchasing Lender by any Borrower or any Person claiming through or succeeding to the rights of such Borrower, the purchase of a participation shall be rescinded and the purchase price thereof shall be restored to the extent of the recovery, but without interest. Each Lender that purchases a participation in the Obligations pursuant to this Section 12.10 shall from and after the purchase have the right to give all notices, requests, demands, directions and other communications under this Agreement with respect to the portion of the Obligations purchased to the same extent as though the purchasing Lender were the original owner of the Obligations purchased. Each Borrower expressly consents to the foregoing arrangements and agrees that any Lender holding a participation in an Obligation so purchased pursuant to this Section 12.10 may exercise any and all rights of setoff, banker's lien or counterclaim with respect to the participation as fully as if the Lender were the original owner of the Obligation purchased.

     12.11  Indemnity by Borrowers. Borrowers jointly and severally agree to
            ----------------------
indemnify, save and hold harmless the Administrative Agent and each Lender and their respective directors, officers, agents, attorneys and employees (collectively the "Indemnitees") from and against: (a) any and all claims, demands, actions or causes of action if the claim, demand, action or cause of action arises out of or relates to any act or omission (or alleged act or omission) of any Borrower, its Affiliates or any of its officers, directors or stockholders relating to the Revolving Commitment or the Term Loans, the Convertible Loans, or the Conversion Stock the use or contemplated use of proceeds of any Loan, or the relationship of the Borrowers and the Lenders under this Agreement; (b) any administrative or investigative proceeding by any Governmental Agency arising out of or related to a claim, demand, action or cause of action described in clause (a) above; and (c) any and all liabilities, losses, costs or expenses (including reasonable attorneys' fees and the reasonably allocated costs of attorneys employed by any Indemnitee and disbursements of such attorneys and other professional services) that any Indemnitee suffers or incurs as a result of the assertion of any foregoing claim, demand, action or cause of action; provided that no Indemnitee shall be entitled to indemnification for any loss caused by its own gross negligence or willful misconduct. If any claim, demand, action or cause of action is asserted against any Indemnitee, such Indemnitee shall promptly notify the Borrowers, but the failure to so promptly notify the Borrowers shall not affect the Borrowers' obligations under this Section unless such failure materially prejudices the Borrowers' right to participate in the contest of such claim, demand, action or cause of action, as hereinafter provided. Such Indemnitee may (and shall, if requested by the Borrowers in writing) contest the validity, applicability and amount of such claim, demand, action or cause of action and shall permit the Borrowers to participate in such contest. Any Indemnitee that proposes to settle or compromise any claim or proceeding for which the Borrowers may be liable for payment of indemnity hereunder shall give the Borrowers written notice of the terms of such proposed settlement or compromise reasonably in advance of settling or compromising such claim or proceeding and, so long as no Event of Default has occurred and is continuing, shall obtain the Borrowers' prior written consent (which shall not be unreasonably withheld or delayed). In connection with any claim, demand, action or cause of action covered by this Section 12.11 against more than one Indemnitee, all such Indemnitees shall be represented by the same legal counsel (which may be a law firm engaged by the Indemnitees or attorneys employed by an Indemnitee or a combination of the foregoing) selected by the Indemnitees and, so long as no Event of Default has occurred and is continuing, reasonably acceptable to the Borrowers; provided that if such legal counsel determines in good faith that representing all such Indemnitees would or is reasonably likely to result in a conflict of interest under Laws or ethical principles applicable to such legal counsel, then to the extent reasonably necessary to avoid such a conflict of interest or to permit unqualified assertion of such a defense or counterclaim, each affected Indemnitee shall be entitled to separate representation by legal counsel selected by that Indemnitee and, so long as no Event of Default has occurred and is continuing, reasonably acceptable to the Borrowers, with all such legal counsel using reasonable efforts to avoid unnecessary duplication of effort by counsel for all Indemnitees; and further provided that the Administrative Agent (as an Indemnitee) shall at all times be entitled to representation by separate legal counsel (which may be a law firm or attorneys employed by the Administrative Agent or a combination of the foregoing). Any obligation or liability of the Borrowers to any Indemnitee under this Section 12.11 shall survive the expiration or termination of this Agreement and the repayment of all Loans and the payment and performance of all other Obligations owed to the Lenders.

     12.12  Nonliability of the Lenders. Each Borrower acknowledges and agrees
            ---------------------------
that:

            (a) Any inspections of any Property of any Borrower and reports of financial advisors made by or through the Administrative Agent or the Lenders are for purposes of administration of the Loan only and such Borrower is not entitled to rely upon the same (whether or not such inspections are at the expense of such Borrower);

            (b) By accepting or approving anything required to be observed, performed, fulfilled or given to the Administrative Agent or the Lenders pursuant to the Loan Documents, neither the Administrative Agent nor the Lenders shall be deemed to have warranted or represented the sufficiency, legality, effectiveness or legal effect of the same, or of any term, provision or condition thereof, and such acceptance or approval thereof shall not constitute a warranty or representation to anyone with respect thereto by the Administrative Agent or the Lenders;

           (c) The relationship between the Borrowers and the Administrative Agent and the Lenders is, and shall at all times remain, solely that of borrowers and lenders; neither the Administrative Agent nor the Lenders shall under any circumstance be construed to be partners or joint venturers of the Borrowers or their Affiliates; neither the Administrative Agent nor the Lenders shall under any circumstance be deemed to be in a relationship of confidence or trust or a fiduciary relationship with the Borrowers or their Affiliates, or to owe any fiduciary duty to the Borrowers or their Affiliates; neither the Administrative Agent nor the Lenders undertake or assume any responsibility or duty to the Borrowers or their Affiliates to select, review, inspect, supervise, pass judgment upon or inform the Borrowers or their Affiliates of any matter in connection with their Property or the operations of the Borrowers or their Affiliates; the Borrowers and their Affiliates shall rely entirely upon their own judgment with respect to such matters; and any review, inspection, supervision, exercise of judgment or supply of information undertaken or assumed by the Administrative Agent or the Lenders in connection with such matters is solely for the protection of the Administrative Agent and the Lenders and neither the Borrowers nor any other Person is entitled to rely thereon; and

            (d) The Administrative Agent and the Lenders shall not be responsible or liable to any Person for any loss, damage, liability or claim of any kind relating to injury or death to Persons or damage to Property caused by the actions, inaction or negligence of any Borrower and/or its Affiliates and each Borrower hereby indemnifies and holds the Administrative Agent and the Lenders harmless on the terms set forth in Section 12.11 from any such loss, damage, liability or claim.

     12.13  No Third Parties Benefited. This Agreement is made for the purpose
            --------------------------
of defining and setting forth certain obligations, rights and duties of the Borrowers, the Administrative Agent and the Lenders in connection with the Loans, and is made for the sole benefit of the Borrowers, the Administrative Agent and the Lenders, and the Administrative Agent's and the Lenders' successors and assigns. Except as provided in Sections 12.8 and 12.11, no other Person shall have any rights of any nature hereunder or by reason hereof.

     12.14  Confidentiality. Each Lender agrees to hold any confidential
            ---------------
information that it may receive from the Borrowers pursuant to this Agreement in confidence, except for disclosure: (a) to other Lenders or Affiliates of a Lender; (b) to legal counsel and accountants for the Administrative Agent or any Lender; (c) to other professional advisors to the Administrative Agent or any Lender, provided that the recipient has accepted such information subject to a
        --------
confidentiality agreement substantially similar to this Section 12.14; (d) to regulatory officials having jurisdiction over that Lender; (e) as required by Law or legal process, provided that each Lender agrees to notify the Borrowers
                      --------
of any such disclosures unless prohibited by applicable Laws, or in connection with any legal proceeding to which that Lender and the Borrowers are adverse parties; and (f) to another Person in connection with a disposition or proposed disposition to that Person of all or part of that Lender's interests hereunder or a participation interest in its Notes. For purposes of the foregoing, "confidential information" shall mean all Projections, information relating to acquisitions, information relating to the Borrowers' businesses and any other information respecting the Borrowers or their Subsidiaries reasonably considered by the Borrowers to be confidential, other than (i) information previously filed with any Governmental Agency and available to the public, (ii) information previously published in any public medium from a source other than, directly or indirectly, that Lender, and (iii) information previously disclosed by the Borrowers to any Person not associated with the Borrowers which does not owe a professional duty of confidentiality to the Borrowers or which has not executed an appropriate confidentiality agreement with the Borrowers. Nothing in this Section shall be construed to create or give rise to any fiduciary duty on the part of the Administrative Agent or the Lenders to the Borrowers.

     12.15  Further Assurances. The Borrowers shall, at their expense and
            ------------------
without expense to the Lenders or the Administrative Agent, do, execute and deliver such further acts and documents as the Requisite Lenders or the Administrative Agent from time to time reasonably

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

require for the assuring and confirming unto the Lenders or the Administrative Agent of the rights hereby created or intended now or hereafter so to be, or for carrying out the intention or facilitating the performance of the terms of any Loan Document.

     12.16  Integration. This Agreement, together with the other Loan Documents
            -----------
and the letter agreement referred to in Section 3.4, comprises the complete and integrated agreement of the parties on the subject matter hereof and supersedes all prior negotiations, term sheets, and agreements, written or oral, on the subject matter hereof. In the event of any conflict between the provisions of this Agreement and those of any other Loan Document, the provisions of this Agreement shall control and govern; provided that the inclusion of supplemental
                                    --------
rights or remedies in favor of the Administrative Agent or the Lenders in any other Loan Document shall not be deemed a conflict with this Agreement. Each Loan Document was drafted with the joint participation of the respective Parties thereto and shall be construed neither against nor in favor of any party, but rather in accordance with the fair meaning thereof.

     12.17  Governing Law. Except to the extent otherwise provided therein, each
            -------------
Loan Document shall be governed by, and construed and enforced in accordance with, the Laws of California applicable to contracts made and performed in California.

     12.18  Severability of Provisions. Any provision in any Loan Document that
            --------------------------
is held to be inoperative, unenforceable or invalid as to any party or in any jurisdiction shall, as to that party or jurisdiction, be inoperative, unenforceable or invalid without affecting the remaining provisions or the operation, enforceability or validity of that provision as to any other party or in any other jurisdiction, and to this end the provisions of all Loan Documents are declared to be severable.

     12.19  Headings. Article and Section headings in this Agreement and the
            --------
other Loan Documents are included for convenience of reference only and are not part of this Agreement or the other Loan Documents for any other purpose.

     12.20  Time of the Essence. Time is of the essence of the Loan Documents.
            -------------------

     12.21  Foreign Lenders and Participants. Each Lender that is incorporated
            --------------------------------
or otherwise organized under the Laws of a jurisdiction other than the United States of America or any State thereof or the District of Columbia, and that has not previously done so in connection with the Existing Agreement, shall deliver to the Borrowers (with a copy to the Administrative Agent), on or before the Effective Date (or on or before accepting an assignment or receiving a participation interest herein pursuant to Section 12.8, if applicable) two duly completed copies, signed by a Responsible Official, of either Form W-8 BEN (relating to such Lender and entitling it to a complete exemption from withholding on all payments to be made to such Lender by the Borrowers pursuant to this Agreement) (or any predecessor form in respect thereof) or Form W-8 EC1 (relating to all payments to be made to such Lender by the Borrowers pursuant to this Agreement) of the United States Internal Revenue Service or such other evidence (including, if reasonably necessary, Form W-9) ( or any predecessor form in respect thereof) satisfactory to the Borrowers and the Administrative Agent that no withholding under the federal income tax laws is required with respect to such Lender. Thereafter and from time to time, each such Lender shall
(a) promptly submit to the Borrowers (with a copy to the Administrative Agent), such additional

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

duly completed and signed copies of one of such forms (or such successor forms as shall be adopted from time to time by the relevant United States taxing authorities) as may then be available under then current United States laws and regulations to avoid, or such evidence as is satisfactory to the Borrowers and the Administrative Agent of any available exemption from, United States withholding taxes in respect of all payments to be made to such Lender by the Borrowers pursuant to this Agreement and (b) take such steps as shall not be disadvantageous to it, in the reasonable judgment of such Lender, and as may be reasonably necessary (including the re-designation of its Eurodollar Lending Office, if any) to avoid any requirement of applicable Laws that any Borrower make any deduction or withholding for taxes from amounts payable to such Lender.

     12.22  Joint and Several Liability.
            ---------------------------

            (a) Each Borrower shall be jointly and severally liable for all of the Obligations, provided that, notwithstanding anything to the contrary herein
                 --------
(including, without limitation, the representations and warranties set forth in Article V), (i) Filofax Group shall be liable with respect to the Term Loans and Convertible Loan only to the extent of the greater of (x) 13,533,000 pounds sterling and (y) its "distributable profits" (within the meaning of Section 152(1)(b) the Companies Act and which, for the avoidance of doubt, shall include both revenue reserves and reserves related to premiums on shares issued, in each case, as reflected in Filofax Group's accounts) as of any date or dates upon which payment is demanded under the Subsidiary Guaranty of Term Loans executed by Filofax Group and (ii) and Filofax shall be liable with respect to the Term Loans and Convertible Loans only to the extent of the greater of (x) 1,960,000 pounds sterling and (y) its "distributable profits" (within the meaning of Section 152(1)(b) the Companies Act and which, for the avoidance of doubt, shall include both revenue reserves and reserves related to premiums on shares issued, in each case, as reflected in Filofax's accounts) as of any date or dates upon which payment is demanded under the Borrower Guaranty of Term Loans executed by Filofax.

            (b) Each Borrower hereby agrees that its Obligations hereunder shall not be discharged or otherwise affected as a result of (i) the invalidity or unenforceability of any of the other Borrowers' obligations under this Agreement or any other Loan Document or any other agreement or instrument relating thereto, or any guaranty of the Obligations, (ii) the absence of any attempt to collect the Obligations from any of the other Borrowers or other action to enforce the same; (iii) any bankruptcy, insolvency, reorganization, arrangement, readjustment of debt, liquidation or dissolution proceeding commenced by or against any of the other Borrowers (other than such Borrower), including without limitation, any discharge of, or bar or stay against collecting, all or any of the Obligations (or any interest thereon) in or as a result of any such proceeding; (iv) failure by the Administrative Agent or any Lender to file or enforce a claim against any other Borrower or its estate in any bankruptcy or insolvency case or proceeding; (v) any action taken by the Administrative Agent or any Lender that is authorized hereby; or (vi) any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a surety or guarantor or any other third party obligor on any Obligations, other than the payment in full of the Obligations.

            (c) Each Borrower hereby waives (i) diligence, presentment, demand of payment (except as expressly required hereunder), filing of claims with a court in the event of receivership or bankruptcy of the other Borrowers, protest or notice with respect to the Obligations, and all presentments, demands for performance, notices of nonperformance (except to the extent expressly required hereunder), protests, notices of protest, notices of dishonor and notices of acceptance of this Agreement and the Obligations, the benefits of all statutes of limitation, and all other demands (except as expressly required hereunder) whatsoever (and shall not require that the same be made on the other Borrowers as a condition precedent to its Obligations hereunder), (ii) all notices of the existence, creation or incurring of new or additional indebtedness, arising either from additional loans extended to the other Borrowers or otherwise, (iii) all notices that the principal amount, or any portion thereof, and/or any interest on any instrument or document evidencing all or any part of the Obligations is due (except as expressly required hereunder), (iv) notices of any and all proceedings to collect from the maker, any endorser or any other guarantor of all or any part of the Obligations, or from any other Person, (v) any requirement of marshalling or any other principle of election of remedies and all rights and defenses arising out of an election of remedies by any Lender,
(vi) any defense based upon any Requirement of Law which provides that the obligation of a surety must be neither larger in amount nor in other respects more burdensome than that of the principal and (vii) without limiting the generality of the foregoing or any other provision hereof, all rights and benefits under California Civil Code Sections 2808, 2809, 810, 2811, 2819, 2839, 2845, 2849, 2850 and 3433.

     12.23  Removal of a Lender. Borrowers shall have the right to remove a
            -------------------
Lender as a party to this Agreement if such Lender is paid a material amount by Borrowers pursuant to Section 3.6. Upon notice from Borrowers, such Lender shall execute and deliver an Assignment and Acceptance covering that Lender's Pro Rata Share of the Revolving Commitment and Term Loans, as the case may be, in favor of such Person as Borrowers may designate (subject to the approval of the Administrative Agent in its sole discretion), subject to payment in full by such Person of all principal, interest and fees owing to such Lender through the date of assignment and the agreement of such Person to indemnify such Lender with respect to all then outstanding Letters of Credit. The Administrative Agent shall, if requested by the Borrowers, use reasonable efforts to identify Persons willing to accept such an assignment from such Lender.

     12.24  Waiver of Right to Trial by Jury. EACH PARTY TO THIS AGREEMENT
            --------------------------------
HEREBY EXPRESSLY WAIVES ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING UNDER ANY LOAN DOCUMENT OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTY HERETO OR ANY OF THEM WITH RESPECT TO ANY LOAN DOCUMENT, OR THE TRANSACTIONS RELATED THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT OR TORT OR OTHERWISE; AND EACH PARTY HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY, AND THAT ANY PARTY TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE SIGNATORIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

     12.25  Purported Oral Amendments. EACH BORROWER EXPRESSLY ACKNOWLEDGES THAT
            -------------------------
THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS

MAY ONLY BE AMENDED OR MODIFIED, OR THE PROVISIONS HEREOF OR THEREOF WAIVED OR SUPPLEMENTED, BY AN INSTRUMENT IN WRITING THAT COMPLIES WITH SECTION 12.2. EACH BORROWER AGREES THAT IT WILL NOT RELY ON ANY COURSE OF DEALING, COURSE OF PERFORMANCE, OR ORAL OR WRITTEN STATEMENTS BY ANY REPRESENTATIVE OF THE ADMINISTRATIVE AGENT OR ANY LENDER THAT DOES NOT COMPLY WITH SECTION 12.2 TO EFFECT AN AMENDMENT, MODIFICATION, WAIVER OR SUPPLEMENT TO THIS AGREEMENT OR THE OTHER LOAN DOCUMENTS.

     12.26  Acknowledgment of Lenders.   Each of the Lenders and the
            -------------------------
Administrative Agent hereby acknowledges and agrees that as of the Effective Date, after giving effect to this Agreement, no Default or Event of Default shall have occurred and be continuing with respect to the covenants set forth in Sections 6.14 or 6.20 of the Existing Agreement.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

                              DAY RUNNER, INC.

                              By:  _____________________________________
                                   Name:
                                   Title:

                              Address:
                              2750 West Moore Avenue
                              Fullerton, California 92833
                              Facsimile: 714-441-4848

                              DAY RUNNER UK plc

                              By:  _____________________________________
                                   Name:
                                   Title:

                              Address:
                              Day Runner UK plc
                              Waverly House
                              7/12 Noel Street
                              London W1V 4NE

                              FILOFAX LIMITED

                              By:  _____________________________________
                                   Name:
                                   Title:

                              Address:
                              Day Runner UK plc
                              Waverly House
                              7/12 Noel Street
                              London W1V 4NE

                              WELLS FARGO BANK, NATIONAL
                              ASSOCIATION, as Administrative Agent

                              By:  _____________________________________
                                   Name:
                                   Title:

                              Address:
                              WELLS FARGO BANK, N.A., as Agent
                              Commercial Bank Loan Center
                              Agency Dept., 2840
                              201 3rd Street, 8th Floor
                              San Francisco, CA 94103
                              Attn: Manager
                              Telephone: 415-477-5319
                              Facsimile: 415-512-9408

                              and
                              ---

                              WELLS FARGO BANK, N.A., as Agent
                              333 South Grand Avenue, 3rd Floor
                              Los Angeles, CA 90071
                              Attn: Art Brokx
                              Telephone: 213-253--3247
                              Facsimile: 213-253-5913

                              Payment Instructions:
                              ---------------------

                              WELLS FARGO, N.A.
                              San Francisco, CA
                              ABA # 1210-00248
                              For Acct.: 4081656654
                              Acct. Name: SYNDIC/WFBCORP/DAY RUNNER
                              Ref.: Day Runner

                              Lenders:
                              -------

                              WELLS FARGO BANK, NATIONAL ASSOCIATION

                              By:  _____________________________________
                                   Name:
                                   Title:

                              BANK OF SCOTLAND

                              By:  _____________________________________
                                   Name:
                                   Title:

                              CREDIT AGRICOLE INDOSUEZ

                              By:  _____________________________________
                                   Name:
                                   Title:

                              MELLON BANK, N.A.

                              By:  _____________________________________
                                   Name:
                                   Title:


                              OAKTREE CAPITAL MANAGEMENT LLC
                              as agent and on behalf of certain funds and accounts

                              By:  _____________________________________
                                   Name:
                                   Title:

                              By:  _____________________________________
                                   Name:
                                   Title:


                              NATIONAL WESTMINSTER BANK plc

                              By:  _____________________________________
                                   Name:
                                   Title:

                                                                       EXHIBIT C

                         REGISTRATION RIGHTS AGREEMENT

     This REGISTRATION RIGHTS AGREEMENT, dated as of November 1, 2000 (the "Agreement"), is entered into among Day Runner, Inc., a Delaware corporation
 ---------
(the "Company"), Wells Fargo Bank, National Association ("Wells Fargo"), Bank of
      -------                                             -----------
Scotland ("Bank of Scotland"), Credit Agricole Indosuez ("Credit Agricole"),
           ----------------                               ---------------
Mellon Bank, N.A. ("Mellon"), Oaktree Capital Management, LLC, as agent and on
                    ------
behalf of certain funds and accounts ("Oaktree"), and National Westminster Bank
                                       -------
plc ("NatWest") (Wells Fargo, Bank of Scotland, Credit Agricole, Mellon, Oaktree
      -------
and NatWest are hereinafter sometimes referred to collectively as the "Shareholders").
 ------------

                                   RECITALS

     A. The Company and the Shareholders are parties, among others, to that certain Amended and Restated Loan Agreement dated as of October 12, 1999 (the "Existing Loan Agreement");
 -----------------------

     B. The Company and the Shareholders have agreed to amend and restate the Existing Loan Agreement pursuant to that certain Second Amended and Restated Loan Agreement dated as of November 1, 2000 (the "Loan Agreement").
                                                  --------------

     C. Under the Loan Agreement, the Shareholders have agreed to restructure a portion of the term loans under the Existing Agreement into a loan (the "Convertible Loan") convertible into common stock (the "Conversion Stock") of
 ----------------                                       ----------------
the Company on the terms and conditions set forth therein.

     D. Pursuant to the Loan Agreement, the Company has agreed to enter into this Agreement in order to provide the Shareholders with certain rights in respect of the Conversion Stock upon a Conversion, including rights with respect to the filing of a registration statement with the Securities and Exchange Commission (the "Commission") (a "Registration") which shall be declared
                 ----------       ------------
effective under the Securities Act of 1933 as amended (the "Securities Act").
                                                            --------------

     E. In connection with this Agreement, the Shareholders have entered into that certain Shareholders Agreement dated as of November 1, 2000 by and among the Shareholders (as the same may be amended from time to time, the "Shareholders Agreement").
 ----------------------

     NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, each of the parties hereto hereby agree as follows:

1.   Registration Rights.  For the purposes of this Section 1, all references to
     -------------------
     "Shareholders" shall be deemed to include the "Lenders" under the Loan Agreement in the event that such Lenders have not yet exercised their right to convert the Convertible Notes into Conversion Stock pursuant to the terms of the Loan Agreement, and all references to Conversion Stock "outstanding" or "owned by the Shareholders" shall be deemed to include all shares of Conversion Stock that would be outstanding had the Lenders exercised in full their rights to convert the Convertible Notes into Conversion Stock.

     1.1. Demand Registration Rights.
          --------------------------

          (a) All Shareholders shall have the right to request that the Company effect a Registration of Conversion Stock with the Commission pursuant to its applicable rules and regulations, and with the securities regulatory body of one or more states, at any time on or after February 1, 2001; provided that, the
                                                          -------- -----
Company shall not be obligated to effect such Registration unless (i) Shareholders request registration of at least an aggregate of 25%of the shares of Conversion Stock owned by all of the Shareholders, and (ii) the aggregate cash proceeds from the sale of the Conversion Stock to be registered is anticipated to be in excess of, in the case of a registration on a Form S-1, $10,000,000, or in the case of a registration on a Form S-3 (or any successor registration form under the Securities Act subsequently adopted by the SEC which permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC) (a "Form S-3"), $1,000,000,
                                                       --------
provided that, in the event that all remaining unregistered Conversion Stock is
-------------
to to registered, such minimum requirements shall not be applicable. Whenever a request for Registration pursuant to this Section 1.1(a) is made, the Company shall promptly notify all of the Shareholders (other than the Shareholder(s) making such a request) that such a request has been made and each non-requesting Shareholder shall have the right, exercisable by delivery of notice to the Company within 15 days of receipt of the Company's notice, to participate in such Registration.

          (b) Any offering of Conversion Stock pursuant to a Registration made by the Company pursuant to this Section 1.1 shall be underwritten, provided that at the option of the holders of a majority of Convsersion Stock participating in such Registration, a Registration on a Form S-3 filed pursuant to Rule 415 of the Securities Act (or any successor rule under the Securities Act subsequently adopted by the SEC which permits the registration of securities for an offering to be made on a continuous or delayed basis) (a "Shelf Registration") shall not
                                                 ------------------
need to be underwritten. Any underwriting under this Section 1.1(b) shall be on a "firm commitment" basis, or, only in the event that the managing underwriter selected pursuant to Section 1.1(d) cannot do so, then on a "best efforts" basis. The right of any Shareholder to include its Conversion Stock in such Registration shall be conditioned upon such Shareholder's participation in such underwritng and the inclusion of such Shareholder's Conversion Stock in the underwriting (unless otherwise mutually agreed by a majority in interest of the Shareholders making the demand for Registration and such Shareholder) to the extent provided herein. All Shareholders proposing to distribute their Conversion Stock through such underwriting shall (together with the Company as provided in subsection 1.2(b)) enter into an underwriting agreement in customary form (but complying in any event with Section 1.9(f)) with the underwriter or underwriters selected for such underwriting. If the managing underwriter of an offering pursuant to this Section 1.1 requests in writing that any shares of Conversion Stock of the Shareholders that are entitled to be registered pursuant to this Section 1.1 not be included in the offering under the Registration because in the judgment of the managing underwriter the offering would be materially and adversely affected, then the shares of Conversion Stock that such Shareholders may include in the offering shall be reduced pro-rata among such Shareholders based on the number of shares of Conversion Stock requested by such Shareholders to be registered, to that number of shares of Conversion Stock which the underwriter determines should be included.

          (c) In the case of any Registration pursuant to this Section 1.1, the managing underwriter or underwriters, if any, shall be selected by the Shareholders owning a majority of the shares of Conversion Stock to be sold in such Registration, but shall be reasonably acceptable to the Company.

          (d) The Company shall be obligated to prepare, file and use its best efforts to cause to become effective three registration statements pursuant to
Section 1.1(a) (excluding therefrom (i) any Shelf Registration on Form S-3, and
(ii) any registration statement which is withdrawn prior to effectiveness or otherwise, provided that a Registration which is withdrawn or does not become effective after the Company has filed a registration statement with respect thereto solely by reason of the refusal of the holders of the Conversion Stock requesting the Registration to proceed shall be deemed to have been effected by the Company at the request of such Shareholders). Neither the Company nor any other holder of securities of the Company, except for the Shareholders, may include securities in such Registration without the prior written consent of the holders of a majority of the shares of Conversion Stock for which such Registration has been requested pursuant to this Section 1.1.

          (e) Notwithstanding the foregoing, if the Company shall furnish to Shareholders requesting a registration statement pursuant to this Section 1.1, a certificate signed by the President or Chief Executive Officer of the Company stating that in the good faith judgment of the board of directors of the Company it would be seriously detrimental to the Company and its shareholders to file such registration statement and it is therefore essential to defer the filing of such registration statement, the Company shall have the right to defer such filing for a period of not more than 60 days after receipt of the request of the Shareholders; provided, however, that the Company may not utilize this right
              --------  -------
more than once in any twelve-month period. Notwithstanding the foregoing, the anticipated effect on the market for the Company's stock or on any anticipated offering by the Company for its own account which the filing of the registration statement would have shall not be deemed to be detrimental to the Company and its Shareholders.

     1.2. Piggyback Registration Rights.
          -----------------------------

          (a) If the Company at any time or from time to time after the date hereof proposes to register any shares of common stock of the Company ("Common
                                                                        ------
Stock")under the Securities Act, it will give written notice to each Shareholder
-----
of its intention at least 30 days in advance of the filing of any registration statement with respect thereto. Upon the written request of any Shareholder given within 15 days after receipt of such notice, the Company will, subject to the limitations set forth below, use its reasonable best efforts to cause any and all shares of Conversion Stock owned by the Shareholders who shall have requested Registration to be registered.

          (b) In connection with any offering involving an underwriting of shares of the Company's capital stock, the Company shall not be required under this Section 1.2 to include any of the Shareholder's Conversion Stock in such underwriting unless they accept the terms of the underwriting as agreed upon between the Company and the underwriters selected by it (or by other persons entitled to select the underwriters), provided that, such underwriting agreement
                                      -------------
shall comply with Section 1.9(f), and then only in such quantity as the underwriters determine in their sole discretion will not jeopardize the success of the offering by the Company. If the total amount of securities, including Conversion Stock, requested by shareholders to be included in such offering exceeds the amount of securities sold (other than by the Company) that the underwriters determine in their sole discretion is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Conversion Stock, which the underwriters determine in their sole discretion will not jeopardize the success of the offering, but in no event shall the amount of securities of the Shareholders selling Conversion Stock included in the offering be reduced below thirty percent (30%) of the total amount of securities included in such offering (the securities so included to be apportioned, first, pro-rata among the Shareholders desiring to sell
                   -----
Conversion Stock according to the total amount of Conversion Stock requested to be sold by each Shareholder, and second, pro-rata among all other shareholders
                                 ------
selling securities not consisting of Conversion Stock according to the total amount of securities entitled to be included therein owned by each selling shareholder or in such other proportions as shall mutually be agreed to by such selling shareholders). For purposes of the preceding parenthetical concerning apportionment, for any selling shareholder which is a holder of Conversion Stock and which is a partnership or corporation, the partners, retired partners and shareholders of such holder, or the estates and family members of any such partners and retired partners and any trusts for the benefit of any of the foregoing persons shall be deemed to be a single "selling shareholder," and any
                                                  -------------------
pro-rata reduction with respect to such "selling shareholder" shall be based upon the aggregate amount of shares carrying registration rights owned by all entities and individuals included in such "selling shareholder," as defined in this sentence.

          (c) If at any time after giving written notice of its intention to register any shares of Common Stock and prior to the effective date of the related Registration, the Company shall determine for any reason not to register, or to delay registration of, such securities, the Company may, at its election, give written notice of such determination to each holder of shares of Conversion Stock to be included in such Registration and, thereupon (i) in the case of a determination not to register, the Company shall be relieved of its obligation to register any shares of Conversion Stock held by Shareholders in connection with such Registration (but not from its obligation, if any, to pay the expenses in connection therewith) without prejudice, however, to the rights of any Shareholders entitled to do so to request that such Registration be effected as a Registration under Section 1.1(a)(i), and (ii) in the case of a determination to delay registering, the Company shall be permitted to delay registering any shares of Conversion Stock held by Shareholders, for the same period as the delay in registering such Common Stock on its own behalf, provided, however, if such delay is in excess of 90 days, Shareholders entitled to do so shall have the right to request that such Registration be effected under Section 1.1(a)(i).

          (d)  The managing underwriter for a Registration pursuant to this
Section 1.2 shall be chosen by the Company.

     1.3. Shareholder Information.
          -----------------------

     It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 1 with respect to the Conversion Stock of any Shareholder that such Shareholder shall furnish to the Company such information regarding itself, the Conversion Stock held by it, and the intended method of disposition of such securities as shall be required to effect the registration of such Shareholder's Conversion Stock. The Company shall have no obligation with respect to any Registration requested pursuant to
Section 1.1 of this Agreement if, as a result of the application of the preceding sentence, the number of shares or the anticipated aggregate offering price of the Conversion Stock to be included in the registration does not equal or exceed the number of shares or the anticipated aggregate offering price required to originally trigger the Company's obligation to initiate such registration as specified in subsection 1.1(a).

     1.4. Registration Procedures.
          -----------------------

     If the Company is required by the provisions of Sections 1.1 or 1.2 to effect the Registration of Conversion Stock, under the Securities Act, the Company will, at its expense, as expeditiously as practicable:

          (a) In accordance with the Securities Act and the rules and regulations of the Commission, prepare and file with the Commission a registration statement on a form appropriate with respect to the Conversion Stock and use its best efforts to cause such registration statement to become and remain effective until the earlier of (i) the date upon which the Conversion Stock covered by such registration statement has been sold in accordance with the methods of disposition of the seller or sellers described in such registration statement and (ii) (A) the date that is two years after its effective date in the case of a Shelf Registration or (B) the date that is 180 days after its effective date in all other cases. The Company shall prepare and file with the Commission such amendments to such registration statement and supplements to the prospectus contained therein as may be necessary to keep such registration statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement and prospectus accurate and complete during such period;

          (b) If the offering is to be underwritten, in whole or in part, enter into a written underwriting agreement in customary form (but complying in any event with Section 1.9(f)) with the the managing underwriter of the public offering. Each Shareholder participating in such offering (the "Selling
                                                                 -------
Shareholders") shall also enter into such underwriting agreement;
------------

          (c) Furnish to the Selling Shareholders such reasonable number of copies of the registration statement, preliminary prospectus, final prospectus and such other documents as such underwriters and Selling Shareholders may reasonably request in order to facilitate the public offering of the Conversion Stock;

          (d) Use its best efforts to register or qualify the Conversion Stock covered by such registration statement under such state securities or blue sky laws of such jurisdictions as such participating Selling Shareholders may reasonably request, provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation in any jurisdiction in which it is not so qualified or to subject itself to taxation in connection with any such registration or qualification of such Conversion Stock;

          (e) Notify the Selling Shareholders, promptly after it shall receive notice thereof, of the date and time when such registration statement and each post-effective amendment thereto has become effective or a supplement to any prospectus forming a part of such registration statement has been filed;

          (f) Notify such Selling Shareholders promptly of any request by the Commission for the amending or supplementing of such registration statement or prospectus or for additional information;

          (g) Subject to Section 1.4(a), (i) in the case of an underwritten offering, at the request of the underwriter and the holders of a majority of the Conversion Stock being sold pursuant to such registration statement or prospectus, promptly prepare and file with the Commission, any amendments or supplements to such registration statement or prospectus which, in the opinion of counsel for such underwriter and Selling Shareholders, is required under the Securities Act or the rules and regulations thereunder in connection with the distribution of the Conversion Stock by such Selling Shareholders, and (ii) in the case of an offering which is not underwritten, at the request of the holders of a majority of the holders of Conversion Stock being sold pursuant to such registration statement or prospectus, either (x) promptly prepare and file with the Commission, any amendments or supplements to such registration statement or prospectus which, in the opinion of counsel for such Selling Shareholders, is required under the Securities Act or the rules and regulations thereunder in connection with the distribution of the Conversion Stock by such Selling Shareholders, (y) deliver to such Selling Shareholders a written opinion of counsel that such amendment or supplement is not required under the Securities Act, or (z) if the Company does not file such amendment or supplement or obtain such an opinion and no Conversion Stock is sold under such Registration, such Registration shall not be counted as a demand for the purposes of Section 1.1(d) hereof;

          (h) Subject to Section 1.4(a), prepare and promptly file with the Commission, and promptly notify such Selling Shareholders of the filing of, such amendments or supplements to such registration statement or prospectus as may be necessary to correct any statements or omissions if, at the time when a prospectus relating to such Conversion Stock is required to be delivered under the Securities Act, any event has occurred as the result of which any such prospectus or any other prospectus as then in effect may include an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading;

          (i) Subject to Section 1.4(a), if any Selling Shareholder or any underwriter for any such Selling Shareholder is required to deliver a prospectus at a time when the prospectus then in circulation is not in compliance with the Securities Act or the rules and regulations of the Commission, prepare promptly upon request such amendments or supplements to such registration statement and such prospectus as may be necessary in order for such prospectus to comply with the requirements of the Securities Act and such rules and regulations;

          (j) Advise the Selling Shareholders, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such registration statement or the initiation or threatening of any proceeding for that purpose and promptly use its best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

          (k) Cooperate with the Selling Shareholders and the managing underwriters, if any, to facilitate the timely preparation and delivery of certificates representing Conversion Stock to be sold and not bearing any restrictive legends; and enable such Conversion Stock to be in such denominations and registered in such names as the managing underwriters may request at least three business days prior to any sale of Conversion Stock to the underwriters;

          (l) Subject to Section 1.4(a), (i) in the case of an underwritten offering, at the request of the underwriter and the holders of a majority of the holders of Conversion Stock sold pursuant to such registration statement or prospectus, promptly prepare a prospectus supplement or post-effective amendment to the registration statement or the related prospectus or any document incorporated therein by reference or file any other required documents so that, as thereafter delivered to the purchasers of the Conversion Stock, the prospectus will not contain an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading, and (ii) in the case of an offering which was not underwritten, at the request of the holders of a majority of the holders of Conversion Stock sold pursuant to such registration statement or prospectus, either (x) promptly prepare any prospectus supplement or post-effective amendment to the registration statement or the related prospectus or any document filed with the SEC and incorporated therein by reference or file any other required documents so that, as thereafter delivered to the purchasers of the Conversion Stock, the prospectus will not contain an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading, which, in the opinion of counsel for such Selling Shareholders, is required under the Securities Act or the rules and regulations thereunder in connection with the distribution of the Conversion Stock by such Selling Shareholders, (y) deliver to such Selling Shareholders a written opinion of counsel that such amendment or supplement is not required under the Securities Act, or (z) if the Company does not file such amendment or supplement or obtain such an opinion, such Registration shall not be counted as a demand for the purposes of Section 1.1(d) hereof;

          (m) Enter into such customary agreements (including an underwriting agreement) and take all such other reasonable actions in connection therewith in order to expedite or facilitate the disposition of such Conversion Stock and, in such connection, whether or not an underwriting agreement is entered into and whether or not the registration is an underwritten registration:

               (A) make such representations and warranties to the Selling Shareholders and the underwriters, if any, in form, substance and scope as are customarily made by issuers to underwriters in primary underwritten offerings;

               (B) if an underwriting agreement is entered into, the same shall set forth in full the indemnification provisions and procedures of Section 1.9 hereof with respect to all parties to be indemnified pursuant to said Section; and

               (C) the Company shall deliver such documents and certificates as may be reasonably requested by the Selling Shareholders of a majority of the Conversion Stock being sold and the managing underwriters, if any, to evidence compliance with the terms of this Section 2.4 and with any customary conditions contained in the underwriting agreement or other agreement entered into by the Company.

The above shall be done at each closing under such underwriting or similar agreement or as and to the extent required thereunder.

          (n) Make available for inspection by a representative of the Selling Shareholders of a majority of the Conversion Stock being sold and any underwriter participating in any disposition pursuant to a registration statement, and any attorney or accountant retained by such sellers or underwriter, all financial and other records, pertinent corporate documents and properties of the Company, and cause the Company's officers, directors and employees to supply all information reasonably requested by any such representative, underwriter, attorney or accountant in connection with the preparation of the registration statement, provided that any records, information or documents that are designated by the Company in writing as confidential shall be kept confidential by such persons unless disclosure of such records, information or documents is required by court or administrative order;

          (o) Otherwise use its best efforts to comply with all applicable rules and regulations of the Commission, and make generally available to the Company's security holders earnings statements satisfying the provisions of
Section 11(a) of the Securities Act, no later than 45 days after the end of any 12-month period (or 90 days, if such a period is a fiscal year) (i) commencing at the end of any fiscal quarter in which Conversion Stock is sold to underwriters in an underwritten offering or, if not sold to underwriters in such an offering, (ii) beginning with the first month of the Company's first fiscal quarter commencing after the effective date of a registration statement. Compliance with Rule 158 of the Securities Act shall be deemed compliance with this Section 1.4(o);

          (p) (i) In the case of an underwritten offering, not file any amendment or supplement to such registration statement or prospectus to which a majority in interest of such Selling Shareholders of Conversion Stock being sold pursuant to such registration statement and the underwriter have objected on the grounds that such amendment or supplement does not comply in all material respects with the requirements of the Securities Act or the rules and regulations thereunder, after having been furnished with a copy thereof at least seven business days prior to the filing thereof, unless the Company shall have obtained a written opinion of counsel that such amendment is required under the Securities Act or the rules or regulations adopted thereunder in connection with the distribution of Common Stock by the Company or such Shareholders, and (ii) in connection with an offering that is not underwritten, either (x) not file any amendment or supplement to such registration statement or prospectus to which a majority in interest of such Selling Shareholders of Conversion Stock being sold pursuant to such registration statement have objected on the grounds that such an amendment or supplement does not comply in all material respects with the requirements of the Securities Act or the rules and regulations thereunder, after having been furnished with a copy thereof at least seven business days prior to the filing thereof, (y) obtain a written opinion of counsel that such an amendment is required under the Securities Act or the rules or regulations adopted thereunder in connection with the distribution of Common Stock by the Company or such Shareholders, or (z) if such amendment or supplement is filed and such an opinion is not obtained and the Shareholders do not sell any Conversion Stock under such Registration, such Registration shall not be counted as a demand for purposes of Section 1.1(d), provided, however, that the failure
                                            --------
of such Selling Shareholders or their counsel to review or object to any amendment or supplement to such registration statement or prospectus shall not affect the rights of such Selling Shareholders or any controlling person or persons thereof or any underwriter or underwriters therefor under Section 1.9 hereof; and

          (q) At the request of any Selling Shareholder (i) furnish to the Selling Shareholders on the effective date of the registration statement or, if such Registration relates to an underwritten public offering, at the closing provided for in the underwriting agreement, a written opinion, dated such date, of the counsel representing the Company for the purposes of such Registration, addressed to the underwriters, if any, and to the Selling Shareholders, covering such matters with respect to the registration statement, the prospectus and each amendment or supplement thereto, proceedings under state and federal securities laws, other matters relating to the Company, the Conversion Stock being registered and the offer and sale of such Conversion Stock as are customarily the subject of opinions of issuer's counsel provided to underwriters in underwritten public offerings, and (ii) furnish to such Selling Shareholder letters dated such effective date or such closing date, from the independent certified public accountants of the Company, addressed to the underwriters, if any, and to the Selling Shareholders, stating that they are independent certified public accountants within the meaning of the Securities Act and dealing with such matters as the underwriters may reasonably request or, if the offering is not underwritten, stating that in the opinion of such accountants the financial statements and other financial data of the Company included in the registration statement or the prospectus or any amendment or supplement thereto comply in all material respects with the applicable accounting requirements of the Securities Act, and additionally covering such other financial matters, including information as to the period ending immediately prior to the date of such letter, with respect to the registration statement and prospectus, as any Selling Shareholders may reasonably request.

     1.5. Expenses of Registration.
          ------------------------

     All expenses incident to the Company's performance of or compliance with the provisions of Section 2 of this Agreement shall be borne by the Company, regardless of whether the registration statement becomes effective, including without limitation:

               (i) All registration and filing fees (including those with respect to filings required to be made with the National Association of Securities Dealers or any over-the-counter trading organization):

               (ii) Fees and expenses of compliance with all securities or blue sky laws (including reasonable fees and disbursements of counsel for the underwriters or Selling Shareholders in connection with blue sky qualifications of the Conversion Stock and determination of its eligibility for investment under the laws of such jurisdictions as the managing underwriters or holders of a majority of the Conversion Stock being sold may designate);

               (iii) Printing, messenger, telephone and delivery expenses of the Company;

               (iv) Reasonable fees and disbursements of counsel for the Company, and reasonable fees and disbursements of counsel for the underwriters and for the Selling Shareholders as hereinafter provided;

               (v) Fees and disbursements of all independent certified public accountants of the Company (including the expenses of any special audit and "comfort" letters required by or incident to such performance);

               (vi) Fees and disbursements of underwriters (excluding discounts, commissions or fees of underwriters, selling brokers, dealer managers or similar securities industry professionals relating to the distribution of the Conversion Stock or legal expenses of any person other than the Company and the Selling Shareholders); and

               (vii) Fees and expenses of other persons retained by the Company.

     The Company will, in any event, pay its internal expenses (including without limitation; all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit, the fees and expenses incurred in connection with the listing of the Conversion Stock to be registered on each securities exchange on which similar securities issued by the Company are then listed and the fees and expenses of any person, including special experts, retained by the Company.

     In connection with each registration statement required hereunder, the Company will reimburse the Selling Shareholders of Conversion Stock being registered pursuant to the registration statement for the reasonable fees and disbursements of not more than one counsel chosen by the Selling Shareholders of a majority of such Conversion Stock.

     1.6. Listing on Securities Exchanges; Registration.
          ---------------------------------------------

          (a) The Company shall use its reasonable best efforts to list its Common Stock on the Nasdaq Stock Market, Inc.'s National Market ("NASDAQ") as
                                                                  ------
soon as practical after meeting the listing requirements thereof.

          (b) If, and so long as, any class or classes of the Company's Common Stock shall be listed on any national securities exchange (as defined in the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company
                                                  ------------
will, at its expense, use its reasonable best efforts to obtain and maintain the approval for listing upon official notice of issuance of all shares of Conversion Stock receivable upon conversion of the Convertible Notes, and use its best efforts to maintain the listing of such shares after their issuance.

     1.7. Restrictions on Public Sale by the Company.
          ------------------------------------------

     The Company will not effect any public or private sale or distribution of its equity securities, including a sale pursuant to Regulation D under the Securities Act, during the 10-day period prior to, and during such period as may be required by the underwriter in connection with the offering not exceeding 180 days beginning on, the closing date of each underwritten offering by the Company made pursuant to a registration statement filed pursuant to Section 1.1; and the Company shall use its reasonable best efforts to cause each holder of its privately placed convertible debt or equity securities issued by it at any time on or after the date of this Agreement to agree not to effect any public sale or distribution of any such securities during such period, including a sale pursuant to Rule 144 under the Securities Act.

     1.8. Limitation on Other Registrations.
          ---------------------------------

     The Company shall not grant any other Registration rights without the express written consent of the Requisite Lenders (as defined in the Loan Agreement).

     1.9. Indemnification.
          ---------------

          (a) Whenever pursuant to Section 1.1 or 1.2 a registration statement relating to Conversion Stock is filed under the Securities Act, the Company will indemnify and hold harmless the Selling Shareholders, their officers, directors,employees, attorneys and agents (the "Indemnitees") and each person,
                                                -----------
if any, who controls any such Indemnitee, against any losses, claims, damages or liabilities, joint or several, to which such Indemnitees or any such controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in such registration statement, or preliminary prospectus or final or summary prospectus contained therein, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Indemnitees and each such controlling person for all legal or other expenses reasonably incurred by it in connection with investigating or defending against such loss, claim, damage, liability or action, provided that the Company shall not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, final or summary prospectus, or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Company by any Selling Shareholder or such controlling person for use in preparation thereof.

          (b) Each Selling Shareholder will indemnify and hold harmless the Company each of its directors, each of its officers who has signed such registration statement and each other person, if any, who controls the Company, within the meaning of the Securities Act, each underwriter and each other Indemnitee against all losses, claims, damages or liabilities, joint or several, to which the other Indemnitees, the Company, or any such director, officer or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in such registration statement, or preliminary prospectus or final or summary prospectus contained therein, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, but only if, and to the extent that, such statement or omission was made in reliance upon and in conformity with written information furnished to the Company by such Selling Shareholder specifically for use in the preparation thereof, and will reimburse the other Indemnitees, the Company, each underwriter and such directors, officers and controlling persons for all legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action.

          (c)  Promptly after receipt by an indemnified party under subsection
(a) or (b) of this Section 1.9 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under such clause, notify the indemnifying party in writing of the commencement thereof, but the omission so to notify the indemnifying party will not relieve the indemnifying party from any liability which it may have to any indemnified party otherwise than under such clauses. In case any such action shall be brought against any indemnified party, and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate in, and, to the extent that it may wish, jointly with any other indemnifying party, similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so as to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party under such clause for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation, provided that the indemnified party shall have the right to employ one counsel to represent such indemnified party if, in the reasonable judgment of such indemnified party, it is advisable for such party to be represented by separate counsel because separate defenses are available, or because a conflict of interest exists between such indemnified and indemnifying parties in respect of such claim, and in that event the fees and expenses of such separate counsel shall be paid by the indemnifying party. For purposes of this Section 1.9, the terms "control," "controlling person" and "underwriter" have the meanings which they have under the Securities Act.

          (d) If for any reason the foregoing indemnity is unavailable, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities or expenses (i) in such proportion as is appropriate to reflect the relative benefits received by the indemnifying party on the one hand and the indemnified party on the other or
(ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits received by the indemnifying party on the one hand and the indemnified party on the other but also the relative fault of the indemnifying party and the indemnified party as well as any other relevant equitable considerations. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

          (e) Nothwithstanding the foregoing, but without limiting Section 1.9(f), to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

          (f) The aggregate liability of any Shareholder under Section 1.9(b) and Section 1.9(d) in respect of any transaction shall under no circumstances exceed the aggregate amount of proceeds actually received by such Shareholder in respect of the sale of its Conversion Stock in such transaction. Each indemnity required to be undertaken by a Shareholder in connection with any registration of Conversion Stock pursuant to Section 1.1 or
Section 1.2 shall limit such Shareholder's liability thereunder to the aggregate amount of proceeds actually received by such Shareholder in respect of the sale of its Conversion Stock pursuant to such Registration.

     1.10.  Lock-Up Agreement.
            -----------------

            (a)  Lock-Up Period; Agreement.  In connection with any public
                 -------------------------
offering of the Company's securities (other than an offering registered on a Form S-4 or S-8) and upon request of the Company or the underwriters managing such offering of the Company's securities, (i) each Shareholder agrees not to sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any securities of the Company (other than interests in the Convertible Loan, the Convertible Notes, and any Conversion Stock transferred pursuant to Section 12.8 of the Loan Agreement), however or whenever acquired (other than those included in the registration in respect of such public offering) without the prior written consent of the Company or such underwriters, as the case may be, for such period of time (not to exceed 180 days) from the effective date of such registration (in respect of such public offering) as may be requested by the Company or such managing underwriters; and (ii) if so requested by the underwriters, to execute an agreement (which shall be satisfactory to such Shareholder) reflecting the foregoing as may be requested by the underwriters at the time of such public offering, provided however, that
(1) in the case of clause (i) of this Section 1.10(a), each of the Executive Officers (as defined in Regulation S-K), each member of the board of directors of the Company, and all holders of 5% or more of the Company's Common Stock (giving effect to Conversion of all of the Convertible Notes) (collectively, "Other Significant Holders") are subject to similar restrictions that have not
 -------------------------
been waived, and (2) in the case of clause (ii) of this Section 1.10(a), each of the Other Significant Holders has entered into a similar agreement the provisions of which have not been waived.

          (b)  Stop-Transfer Instructions.  In order to enforce the foregoing
               --------------------------
covenants, the Company may impose stop-transfer instructions with respect to the securities of each Stockholder and each other holder of Conversion Stock.

2.   Stock Certificate Legend.
     ------------------------

     A copy of this Agreement shall be filed with the Secretary of the Company and kept with the records of the Company. Each certificate representing shares of Conversion Stock owned by the Shareholders shall bear upon their face the following legend:

          (a) "THE SHARES EVIDENCED BY OR ISSUABLE PURSUANT TO THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE 'ACT'), AND MAY NOT BE OFFERED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF UNLESS AND UNTIL REGISTERED UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL TO THE SHAREHOLDER (WHICH COUNSEL MUST BE, AND THE FORM AND SUBSTANCE OF WHICH OPINION ARE,

               REASONABLY SATISFACTORY TO THE ISSUER), SUCH OFFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, TRANSFER OR OTHER DISPOSITION IS EXEMPT FROM REGISTRATION OR IS OTHERWISE IN COMPLIANCE WITH THE ACT AND SUCH LAWS.

          (b) THE SHARES OF STOCK REPRESENTED BY OR ISSUABLE PURSUANT TO THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER AND OTHER CONDITIONS, AS SPECIFIED IN A SHAREHOLDERS AGREEMENT AND REGISTRATION RIGHTS AGREEMENT, EACH ENTERED INTO AS OF NOVEMBER 1, 2000, COMPLETE AND CORRECT COPIES OF WHICH ARE AVAILABLE FOR INSPECTION AT THE PRINCIPAL OFFICE OF THE ISSUER AND WILL BE FURNISHED WITHOUT CHARGE TO THE HOLDER OF SUCH SHARES UPON WRITTEN REQUEST."

     All Shareholders shall be bound by the requirements of such legends to the extent that such legends are applicable. Upon a Registration of any shares of Conversion Stock, or upon receipt of evidence reasonably satisfactory to the Company of compliance with Rule 144 under the Securities Act, the certificate representing such shares shall be replaced, at the expense of the Company, with certificates not bearing the legend required by Section 2(a).

3.   Covenants of the Company.  The provisions of this Section 3 shall apply at
     ------------------------
     any time the Company does not have a class of securities registered pursuant to the Exchange Act.

     3.1. Financial Statements and Other Information.
          ------------------------------------------

     The Company shall, upon the request of any Shareholder, deliver to such Shareholder copies of the Company's quarterly and annual financial statements and such other information concerning the Company and any of its subsidiaries as from time to time may be reasonably requested.

     3.2. Inspection.
          ----------

     The Company will, and will cause each of its subsidiaries to, permit any authorized representatives designated by any Shareholder, at such Shareholder's expense, to visit and inspect any of its properties and examine and make abstracts from any of its books and records at any reasonable time and as often as may be reasonably desired, and to discuss the business, operations, properties and financial and other conditions of the Company and its subsidiaries with officers and employees of the Company and its subsidiaries and with their independent certified public accountants. Notwithstanding the foregoing, if the Company or any of its subsidiaries so request, prior to any inspection of any of the confidential information or trade secrets of the Company or any subsidiary, such Shareholders and representatives shall agree in writing not to disclose, except as otherwise required by law or pursuant to an order of any governmental authority, any such information to third parties.

     3.3. Issuance of Shares.
          ------------------

          (a) The Company shall not issue any securities, preferred or common stock (whether or not such stock is of a different class than its present issue of common stock), debt convertible into common stock, options, warrants, rights (including conversion or preemptive rights or enter into any agreements for the purchase or acquisition from the Company of any shares of its capital stock) to any person or entity except as may be permitted by the Loan Agreement.

          (b) The Company shall not permit any increase in the number of authorized shares of its existing common stock beyond Twenty-Nine Million (29,000,000) shares which are authorized on the date of this Agreement, except as may be permitted by the Loan Agreement.

4.   Registration; Transfer and Substitution of Certificates for Shares of
     ---------------------------------------------------------------------
     Conversion Stock.
     ----------------

     4.1. Stock Register; Ownership of Stock.
          ----------------------------------

          (a) The Company will either (i) maintain a transfer agent or, (ii) keep at its principal office at 2750 West Monroe Ave., Fullerton, California 92833, a register in which the Company will provide for the registration of the shares of Conversion Stock and the registration of transfers of the shares of Conversion Stock. The Company may treat the person in whose name any of the shares of Conversion Stock are registered on such register as the owner thereof and the Company shall not be affected by any notice to the contrary. All references in this Agreement to a "holder" of any shares of Common Stock or Conversion Stock shall mean the person in whose name such shares of Common Stock or Conversion Stock are at the time registered on such register.

          (b) The Company will either (i) maintain a transfer agent or ,(ii) upon the surrender of any certificate for shares of Conversion Stock, properly endorsed, for registration of transfer or conversion at the office of the Company maintained pursuant to Section 4.1(a), the Company at its expense will (subject to compliance with Section 4.2, if applicable) execute and deliver to or upon the order of the holder thereof a new certificate or certificates for the same aggregate number of shares of Conversion Stock, in the name of such holder or as such holder (upon payment by such holder of any applicable transfer taxes) may direct.

     4.2. Replacement of Certificates.
          ---------------------------

     Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of any certificate representing shares of Conversion Stock and, in the case of any such loss, theft or destruction of any certificate representing shares of Conversion Stock held by a Shareholder, upon delivery, if requested by the Company, of a written unsecured indemnity reasonably satisfactory to the Company from such Shareholder or, in the case of any such mutilation, upon surrender of such certificate representing shares of Conversion Stock for cancellation at the office of the Company maintained pursuant to Section 4.1(a), the Company at its expense will execute and deliver, in lieu thereof, a new certificate representing shares of Conversion Stock of like tenor.

5.   Miscellaneous.
     -------------

     5.1. Defined Terms; Section References.
          ---------------------------------

     Initially capitalized terms used but not defined in this Agreement shall have the meanings assigned to such terms in the Loan Agreement.

     5.2. Amendment and Modification.
          --------------------------

     This Agreement may be amended, modified or supplemented only by written agreement by the Company and the holders of a majority of the Conversion Stock, provided, that any amendment of Section 3.3 hereof shall require the written
--------
agreement of the holders of 76% or more of the Conversion Stock (or, in each case, the holders of such equivalent proportions of Convertible Notes, in the event that the Lenders under the Loan Agreement shall have not yet exercised their right to convert the Convertible Notes), which amendment, modification or supplement shall be binding on all the Lenders and the holders of Conversion Stock.

     5.3. Assignment.
          ----------

     Except as permitted by Section 12.8 of the Loan Agreement, this Agreement may only be assigned to a Permitted Transferee. For purposes of this Section 5.3, a "Permitted Transferee" shall mean: (A) any wholly-owned corporation or
        --------------------
Affiliate of the transferor Shareholder; (B) an investment partnership, provided that each partner is subject to the prior approval of each Shareholder and that the transferor of the shares of Conversion Stock establishes and maintains effective control over the affairs of the investment partnership; and (C) any other transferee which the Shareholders holding the majority of Conversion Stock may agree to in writing. Transfers of shares of Conversion Stock to a Permitted Transferee are only permitted if the Permitted Transferee executes an agreement to become a party to this Agreement and be bound by all the provisions hereof. Permitted Transferees shall not be deemed Shareholders for purposes of obtaining the benefits or enforcing the rights of Shareholders hereunder unless and until such Permitted Transferee shall have first signed such an undertaking. Any transfer not made in compliance with this Agreement shall be void.

     5.4. Effective Date.
          --------------

     This Agreement shall become effective on the Effective Date under the Loan Agreement.

     5.5. Termination.
          -----------

     Any party to this Agreement which ceases to own shares of Conversion Stock or any interest therein shall cease to be a party to this Agreement.

     5.6. Recapitalization, Exchanges, etc.  Affecting the Company's Common
          -----------------------------------------------------------------
     Stock.
     -----

     The provisions of this Agreement shall apply, to the full extent set forth herein with respect to the shares of Conversion Stock, to any and all shares of capital stock of the Company or any successor or assign of the Company (whether by merger, consolidation, sale of assets or otherwise) which may be issued in respect of, in exchange for, or in substitution for the shares of

Conversion Stock, by reason of any stock dividend, split, reverse split, combination, recapitalization, reclassification, merger, consolidation or otherwise. Except as otherwise provided herein, this Agreement is not intended to confer upon any other person except the parties hereto any rights or remedies hereunder.

     5.7.  Further Assurances.
           ------------------

     Each party hereto shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments and documents as any other party hereto may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

     5.8.  Governing Law.
           -------------

     This Agreement and the rights and obligations of the parties hereunder shall be governed by, and construed and interpreted in accordance with, the laws of the State of Delaware, without giving effect to the choice of law principles thereof.

     5.9.  Invalidity of Provision.
           -----------------------

     The invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction.

     5.10. Notices.
           -------

     All notices and other communications hereunder shall be in writing and, unless otherwise provided herein, shall be deemed duly given if delivered personally or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses or (at such other address for the party as shall be specified by like notice):

     The Company:

           DAY RUNNER, INC.
           2750 West Moore Ave.
           Fullerton, CA 92633-2565
           Attention: John Ausura
           ---------
                      Catherine Ratcliffe, Esq.
           Fax: (714) 441-4848

           With copies to:

           Orrick, Herrington & Sutcliffe
           777 South Figueroa Street, Suite 3200
           Los Angeles, CA 90017-5832

           Attention: J. Keith Biancamano, Esq.
           ---------
           Fax: (213) 612-2499

     Wells Fargo:

           WELLS FARGO BANK, NATIONAL ASSOCIATION
           Loan Adjustment Group
           333 South Grand Avenue, 9th Floor
           Los Angeles, CA 90071
           Attention: Art Brokx
           ---------
                      Christine Kenmore, Esq.
           Fax: (213) 253-5913

           With copies to:

           Gibson, Dunn & Crutcher LLP
           One Montgomery Street, 31st Floor
           Telesis Tower
           San Francisco, CA 94104
           Attention:  Jonathan M. Landers, Esq.
           ---------
           Fax: (415) 986-5309

Bank of Scotland:

           BANK OF SCOTLAND
           London Chief Office
           P.O. Box No. 267
           38 Threadneedle Street
           London, EC2P 2EH
           United Kingdom
           Attention: Ronnie Allan
           ---------
           Fax:   011-44-207-601-6317

           With copies to:
           Bingham Dana LLP
           One State Street
           Hartford, CT 06103
           Attention: Richard F. Casher, Esq.
           ---------
           Fax:    (860) 240-2800

Credit Agricole

           CREDIT AGRICOLE INDOSUEZ
           666 3rd Avenue
           New York, NY 10017
           Attention: Richard Manix
           ---------
           Fax: (646) 658-2051

          With copies to:

          Dewey Ballantine LLP
          333 South Hope Street
          Los Angeles, CA 90071-1406
          Attention:  Jerome Grossman, Esq.
          ----------
          Fax:    (213) 625-0562

     Mellon

          MELLON BANK, N.A.
          Credit Recovery Dept.
          OMBC 1525
          Pittsburgh, PA 15258
          Attention: Alan Kopolow
          ---------
                     Douglas Mundell, Esq.
          Fax:  (412) 234-0286

     NatWest

          NATIONAL WESTMINSTER BANK, plc
          Corporate Restructuring Unit
          3rd Floor
          5-10 Great Tower Street
          London, England  EC3P 3HX
          United Kingdom
          Attention: Paul Sullivan
          ---------
          Fax: 011-44-207-615-4300

          With copies to:

          Bingham Dana LLP
          One State Street
          Hartford, CT 06103
          Attention:  Richard F. Casher, Esq.
          ---------
          Fax:  (860) 240-2800

     Oaktree

          OAKTREE CAPITAL MANAGEMENT, LLC
          333 South Grand Avenue, 28th Floor
          Los Angeles, CA 90071
          Attention: Matthew S. Barrett and Kenneth Liang
          ---------
          Fax: (213) 830-6494/8522

     5.11.  Headings: Execution in Counterparts.
            -----------------------------------

     The headings and captions contained herein are for convenience of reference only and shall not control or affect the meaning or construction of any provision hereof. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.

     5.12.  Entire Agreement.
            ----------------

     This Agreement, including any exhibits hereto and the documents and instruments referred to herein and therein, embodies the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

     5.13.  Injunctive Relief.
            -----------------

     The shares of Conversion Stock cannot readily be purchased or sold in the open market, and for that reason, among others, the Company and the Shareholders will be irreparably damaged in the event this Agreement is not specifically enforced. Each of the parties, therefore, agrees that in the event of a breach of any material provision of this Agreement the aggrieved party may elect to institute and prosecute proceedings in any court of competent jurisdiction to enforce specific performance or to enjoin the continuing breach of this Agreement. Such remedies shall, however, be cumulative and not exclusive, and shall be in addition to any other remedy which the Company or the Shareholders may have.

     5.14.  Attorneys' Fees.
            ---------------

     If any legal action or any arbitration or other proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing party or parties shall be entitled to recover such reasonable attorneys' fees and other costs incurred in that action or proceeding, in addition to any other relief to which it or they may be entitled, as may be ordered in connection with such proceeding.

                        [SIGNATURES ON FOLLOWING PAGE]

     IN WITNESS WHEREOF, this Agreement has been signed by each of the parties hereto as of the date first above written.

                              DAY RUNNER, INC.

                              By:______________________________________
                              Name:____________________________________
                              Title:___________________________________


                              WELLS FARGO BANK, NATIONAL ASSOCIATION

                              By:______________________________________
                              Name:____________________________________
                              Title:___________________________________

                              BANK OF SCOTLAND

                              By:______________________________________
                              Name:____________________________________
                              Title:___________________________________

                              CREDIT AGRICOLE INDOSUEZ

                              By:______________________________________
                              Name:____________________________________
                              Title:___________________________________

                              MELLON BANK, N.A.

                              By:______________________________________
                              Name:____________________________________
                              Title:___________________________________

                         [continued on following page]

                              NATIONAL WESTMINSTER BANK plc

                              By:______________________________________
                              Name:____________________________________
                              Title:___________________________________

                              OAKTREE CAPITAL MANAGEMENT, LLC

                              As agent and on behalf of certain funds and accounts

                              By:______________________________________
                              Name:____________________________________
                              Title:___________________________________

                              By:______________________________________
                              Name:____________________________________
                              Title:___________________________________

                                                                       EXHIBIT D


                            SHAREHOLDERS AGREEMENT

     THIS SHAREHOLDERS AGREEMENT, dated as of November 1, 2000, is entered into among Wells Fargo Bank, National Association ("Wells Fargo"), Bank of Scotland
                                               -----------
("Bank of Scotland"), Credit Agricole Indosuez ("Credit Agricole"), Mellon Bank,
  ----------------                               ---------------
N.A. ("Mellon"), Oaktree Capital Management, LLC, as agent and on behalf of
       ------
certain funds and accounts ("Oaktree"), and National Westminster Bank plc
                             -------
("NatWest") (Wells Fargo, Bank of Scotland, Credit Agricole, Mellon, Oaktree and
---------
NatWest are hereinafter sometimes referred to collectively as the
"Shareholders").
 ------------

                                    RECITALS

     A. Day Runner, Inc. (the "Company") and the Shareholders are parties, among others, to that certain Amended and Restated Loan Agreement dated as of October 12, 1999 (the "Existing Loan Agreement");
                       -----------------------

     B. The Company and the Shareholders have amended and restated the Existing Loan Agreement pursuant to that certain Second Amended and Restated Loan Agreement dated as of November 1, 2000 (the "Loan Agreement").
                                                  --------------

     C. Under the Loan Agreement, the Shareholders have agreed to restructure a portion of the term loans under the Existing Agreement into a loan (the "Convertible Loan") convertible into common stock (the "Conversion Stock") of
-----------------                                       ----------------
the Company on the terms and conditions set forth therein.).

     D. The Shareholders desire to confirm their understandings with respect to the voting of the Conversion Stock and to agree with respect to certain other matters.

     NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, each of the parties hereto hereby agree as follows:

                                   AGREEMENT

     1.   Effectiveness of Agreement.  This Agreement has been entered into in
          --------------------------
connection with the Loan Agreement and the consummation of the transactions contemplated thereby and, upon the execution hereof, shall be binding and carried out by the parties hereto.

     2.   Control and Management of the Company.
          -------------------------------------

          (a) Management.  The Shareholders understand and acknowledge that they
              ----------
shall have no right to manage the affairs of the Company but, instead, the Company shall be managed by its officers and directors.

          (b)  Election of Board of Directors.
               ------------------------------

               (i) The Shareholders agree that they shall cast their votes as a unit for the election of persons as directors of the Company and, for this purpose, agree to execute irrevocable proxies in the form attached hereto as Exhibit A authorizing the
                                                   ---------
Administrative Agent under the Loan Agreement (the "Administrative Agent") to
                                                    ---------------------
cast votes for such Persons as are designated pursuant to the provisions of this Agreement.

               (ii) At least two weeks prior to the last date (or any date proposed) for shareholders of the Company to vote on the election or appointment of one or more directors, the removal of one or more directors or any matter described in Section 2(d) (each such matter, a "Shareholder Voting Matter"), the
                                                -------------------------
Administrative Agent shall convene a meeting (in person or by telephone conference call) of Shareholders holding shares of the Conversion Stock, for the purpose of determining the position of the Shareholders with respect to the Shareholder Voting Matters at issue (e.g., with respect to the election or appointment of directors, the candidate or candidates for whom the votes of the Conversion Stock shall be cast). The Shareholders shall agree, if possible, with respect to each Shareholder Voting Matter at issue, and the Administrative Agent shall cast all the votes of the Conversion Stock unanimously in accordance with the position of the Shareholders with respect to each such Shareholders Voting Matter. If the Shareholders cannot agree with respect to any Shareholder Voting Matter at issue, the Administrative Agent shall cast all the votes of the Conversion Shares unanimously in accordance with the votes of the majority of shares of the Conversion Stock represented and voting at the meeting with respect to such Shareholder Voting Matter. Shareholders may vote at the meeting in person, or by written proxy duly executed by the holder of the Conversion Stock.

               (iii) The provisions of this Section shall apply to the annual election of directors of the Company, to the filling of any vacancies to the extent such vacancies are to be filled by an election by the shareholders of the Company, and to the removal of directors if carried out pursuant to a vote of the shareholders of the Company.

               (iv) Each Shareholder and/or any other Person that may become subject to the terms of this Agreement pursuant to Section 3, shall do any and all things and take any and all actions necessary under any applicable law and the Company's certificate of incorporation and bylaws in order for any shareholder to exercise the rights granted by, and to effectuate the provisions of, this Section 2(b).

          (c) Officers.  The Company's officers shall be appointed by the Board
              --------
of Directors consistent with the Company's certificate of incorporation and-bylaws.

          (d) Action by Shareholders.  With respect to matters which, by law or
              ----------------------
the Company's certificate of incorporation or bylaws, require the action of the Company's shareholders or which are submitted for vote to the Company's shareholders, the Shareholders shall cast their vote as a unit. The provisions of Section 2 shall apply to the decision of how to vote, and the irrevocable proxy described in Section 2 shall authorize the Administrative Agent to cast all votes of the Shareholders in accordance with said decision.

          (e) Other Agreements.
              ----------------

               (i) The Shareholders hereby agree, as soon as possible after the Conversion, to take all actions necessary so that the Company's charter documents empower the Company to enter into customary indemnification and insurance arrangements with its officers and directors and hereby agree to use their reasonable best efforts to have the Company enter into such customary indemnification and insurance arrangements.

               (ii) The Shareholders intend that each of them shall have the opportunity to participate in any future acquisitions by any of them of any ownership interests in any of the Company's Affiliates. To that end, each Shareholder hereby agrees not to participate in any transaction involving such an acquisition without first offering the other Shareholders an opportunity to participate in any such acquisition according to each Shareholder's then-existing pro-rata share of shares of Conversion Stock; provided that, if any
                                                       -------- ----
Shareholder does not participate in any such acquisition to the full extent of its ownership interest as provided above, then those Shareholders that have elected to participate therein may increase the level of their participation in any such acquisition to the extent and on such terms and conditions as are reasonably agreeable to each of them. These rights of the Shareholders shall be subject to the provisions of any shareholders agreements in effect concerning such Affiliates of the Company.

     3.   Registration Rights.
          -------------------

          (a) With respect to demand registration rights exercisable pursuant to
Section 1.1 of that certain Registration Rights Agreement dated as of November 1, 2000 by and among the Shareholders and the Company (the "Registration Rights
                                                            -------------------
Agreement"), the Shareholders shall not request that the Company effect a
---------
Registration (as defined therein) without the express written consent of Shareholders holding at least 50% of the shares of unregistered Conversion Stock then outstanding.

          (b) In the event that any Shareholder desires to meet the eligibility requirements to sell its Conversion Stock under blue sky laws of a particular jurisdiction, each Shareholder agrees to request that the Company do so pursuant to the Registration Rights Agreement.

     4.   Transfers of Common Stock.
          -------------------------

          (a) No Transfers; Permitted Transferees.
              -----------------------------------

              (i)     For purposes of this Section 4(a), a "Permitted
                                                            ---------
Transferee" shall mean: (A) any wholly-owned corporation or Affiliate of the
----------
transferor Shareholder; (B) an investment partnership, provided that each partner is subject to the prior approval of each Shareholder and that the transferor of the shares of Conversion Stock establishes and maintains effective control over the affairs of the investment partnership; and (C) any other transferee which the Shareholders holding the majority of Conversion Stock may agree to in writing.

              (ii) Except as permitted by Section 12.8 of the Loan Agreement or except as to Permitted Transferees as provided in this Section 4(a), and subject to Section 4(c), no Shareholder may, without the prior written consent of the other Shareholders, for consideration or otherwise, whether voluntarily, involuntarily or by operation of law, sell, transfer, assign or otherwise dispose of, or encumber, mortgage, pledge or create a security interest in, any shares of Conversion Stock, or agree to do any of the foregoing, and no purported transferee, assignee, mortgagee or secured party shall be recognized as a stockholder of the Company, or as having an interest in shares of Conversion Stock, for any purpose whatsoever.

Each certificate representing shares of Conversion Stock shall bear any legend that may be required by the Registration Rights Agreement, dated as of November 1, 2000, as the same may be amended, revised or supplemented from time to time.

              (iii) Notwithstanding paragraph (ii) each Shareholder may sell, transfer, assign or otherwise dispose of its shares of Conversion Stock to a Permitted Transferee, and may encumber, mortgage, pledge or create a security interest in such shares of Conversion Stock in favor of a Permitted Transferee; provided, however, that: (A) any such Shareholder shall retain the exclusive right to vote, or to direct the voting of, any shares of Conversion Stock being transferred; (B) each Permitted Transferee holds such shares of Conversion Stock subject to all the terms and conditions of this Agreement and signs a counterpart of this Agreement to that effect; and (C) each Permitted Transferee shall agree to make no further transfer of any shares of Conversion Stock, voluntarily or otherwise, except as otherwise permitted in this Agreement.

          (b) Effect of Void Transfers.  In the event a transfer of any shares
              ------------------------
of Conversion Stock has taken place or remains in place in violation of the provisions of this Section 3, such transfer shall be void and of no effect, and the voting rights of such shares, if any, on any matter whatsoever shall remain vested in the transferor and shall be subject to the powers of attorney granted under Section 2, during the period commencing with such party's initial failure of compliance and ending when compliance shall have occurred.

          (c) Exempted Transactions.  Nothing contained in Section 4(a) shall
              ---------------------
restrain in any way or otherwise affect the sale of any shares of the Day Runner Common Stock if held by a Shareholder obtained (i) by purchase in the open market, (ii) pursuant to a public offering by the Company of its shares of Common Stock pursuant to the Registration Rights Agreement dated as of November 1, 2000 by and among the Company and the Shareholders, or (iii) by means of sales of such shares pursuant to Rule 144 of the Securities Act of 1933, if the Company is a reporting company under the Securities Exchange Act of 1934.

     5.   Dilution Provision.  This Agreement shall apply to (a) any share of
          ------------------
Conversion Stock hereinafter issued to or held by any Shareholder or Permitted Transferee for any reason, and (b) any share of Common Stock received by any Shareholder or Permitted Transferee as a result of any stock dividend, stock split, reverse stock split, or other distribution of shares of Common Stock made upon or in exchange for the Conversion Stock.

     6.   Miscellaneous.
          -------------

          (a) Defined Terms.  Initially capitalized terms used but not defined
              -------------
in this Agreement shall have the meanings assigned to such terms in the Loan Agreement.

          (b) Headings.  The captions in this Agreement are for convenience of
              --------
reference only and shall not be deemed to alter or affect any provision hereof or interpretation or construction hereof.

          (c) Counterparts.  This Agreement may be executed in several
              ------------
counterparts and by each party on a separate counterpart, each of which when executed and delivered shall be an original, and all of which together shall constitute one instrument. In proving any matter with respect to this Agreement it shall not be necessary to produce or account for more than one such counterpart signed by the party against whom enforcement is sought.

          (d) Entire Agreement.  This Agreement contains the entire
              ----------------
understanding of the parties with respect to the matters covered hereby and this Agreement may be amended only by an agreement in writing executed by the parties hereto.

          (e) Termination of Agreement.  This Agreement shall terminate on the
              ------------------------
written agreement of all Shareholders.

          (f) Assignment; Successors and Assigns.  Each party agrees that it
              ----------------------------------
will not assign, sell, transfer, delegate, or otherwise dispose of, whether voluntarily or involuntarily, or by operation of law, any right or obligation under this Agreement except in accordance with the terms hereof. Any purported assignment, transfer, or delegation in violation of this section shall be null and void. Subject to the foregoing limits on assignment and delegation, this Agreement shall be binding upon and shall inure to the benefit of the parties and their respective heirs, executors, administrators, successors, and assigns. Except for those enumerated above, this Agreement does not create, and shall not be construed as creating, any rights enforceable by any person or entity not a party to this Agreement.

          (g) Agreement to Perform Necessary Acts.  Each party and counter-
              -----------------------------------
signatory to this Agreement agrees to do any and all things, take any and all actions, perform any further acts and execute and deliver any further documents that may be reasonably necessary, whether under any applicable law, the Company's certificate of incorporation and bylaws or otherwise, to carry out and effectuate the provisions of this Agreement.

          (h) Governing Law.  This Agreement shall be governed by and construed
              -------------
and enforced in accordance with the laws of the State of Delaware.

          (i) Specific Performance.  The parties hereto recognize and
              --------------------
acknowledge that the Shareholders will be irrevocably damaged if this Agreement is not specifically enforced. Each of the parties therefore agrees that in the event of a breach of any material provision of this Agreement, any aggrieved party may elect to institute and prosecute proceedings in a court of competent jurisdiction to enforce specific performance or enjoin the continuing breach of this Agreement. Such remedies shall be cumulative and not exclusive, and shall be in addition to all other remedies at law or in equity.

          (j) Notices.  All notices or services of process provided for herein
              -------
shall be validly given or served, as the case may be, if in writing and delivered personally, or facsimile, if to:

     Wells Fargo:

            WELLS FARGO BANK, NATIONAL ASSOCIATION
            Loan Adjustment Group
            333 South Grand Avenue, 9th Floor
            Los Angeles, CA  90071
            Attention:  Art Brokx
            ---------

               Christine Kenmore, Esq.
     Fax: (213) 253-5913

     With copies to:

     Gibson, Dunn & Crutcher LLP
     One Montgomery Street, 31st Floor
     Telesis Tower
     San Francisco, CA 94104
     Attention:  Jonathan M. Landers, Esq.
     ---------
     Fax: (415) 986-5309

Bank of Scotland:

     BANK OF SCOTLAND
     London Chief Office
     P.O. Box No. 267
     38 Threadneedle Street
     London, EC2P 2EH
     United Kingdom
     Attention:  Ronnie Allan
     ---------
     Fax:  011-44-207-601-6317

     With copies to:

     Bingham Dana LLP
     One State Street
     Hartford, CT 06103
     Attention:     Richard F. Casher, Esq.
     ---------
     Fax:    (860) 240-2800

Credit Agricole

     CREDIT AGRICOLE INDOSUEZ
     666 3rd Avenue
     New York, NY  10017
     Attention:     Richard Manix
     ---------
     Fax:     (646) 658-2051

     With copies to:

     Dewey Ballantine LLP
     333 South Hope Street
     Los Angeles, CA  90071-1406
     Attention:     Jerome Grossman, Esq.
     ---------
     Fax:      (213) 625-0562

Mellon

     MELLON BANK, N.A.
     Credit Recovery Dept.
     OMBC 1525
     Pittsburgh, PA  15258
     Attention:     Alan Kopolow
     ---------      Douglas Mundell, Esq.
     Fax:   (412) 234-0286

NatWest

     NATIONAL WESTMINSTER BANK, plc
     Corporate Restructuring Unit
     3rd Floor
     5-10 Great Tower Street
     London, England  EC3P 3HX
     United Kingdom
     Attention: Paul Sullivan
     ---------
     Fax:    011-44-207-615-4300

     With copies to:

     Bingham Dana LLP
     One State Street
     Hartford, CT 06103
     Attention:  Richard F. Casher, Esq.
     ---------
     Fax:  (860) 240-2800

Oaktree

     OAKTREE CAPITAL MANAGEMENT, LLC
     333 South Grand Avenue, 28th Floor
     Los Angeles, CA  90071
     Attention: Matthew S. Barrett/Kenneth Liang
     ---------
     Fax: (213) 830-6494/8522

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

                              WELLS FARGO BANK, NATIONAL
                              ASSOCIATION

                              By: ______________________________
                              Name: ____________________________
                              Title: ___________________________

                              BANK OF SCOTLAND

                              By:_______________________________
                              Name:_____________________________
                              Title: ___________________________

                              CREDIT AGRICOLE INDOSUEZ

                              By: ______________________________
                              Name: ____________________________
                              Title: ___________________________

                              MELLON BANK, N.A.

                              By: ______________________________
                              Name: ____________________________
                              Title: ___________________________


                         [continued on following page]

                              NATIONAL WESTMINSTER BANK plc

                              By: ___________________________
                              Name: _________________________
                              Title: ________________________


                              OAKTREE CAPITAL MANAGEMENT, LLC
                              As agent and on behalf of certain funds and accounts

                              By: ___________________________
                              Name: _________________________
                              Title: ________________________

                              By: ___________________________
                              Name: _________________________
                              Title: ________________________

                               DAY RUNNER, INC.

                               IRREVOCABLE PROXY

     The undersigned agrees to vote, and hereby grants to Wells Fargo Bank, N.A., or its successor pursuant to Section 11.7 of the Loan Agreement (as described below), irrevocable proxy pursuant to the provisions of Section 212 of the Delaware General Company Law to vote, or to execute and deliver written consents or otherwise act with respect to, all shares of common stock issued to it upon conversion of the Convertible Notes (as defined in that certain Second Amended and Restated Loan Agreement dated as of November 1, 2000 by and among Day Runner, Inc., Day Runner UK plc, and Filofax Limited, certain lenders named therein (the "Lenders"), and Wells Fargo Bank as Administrative Administrative
              -------
Agent for the Lenders) (the "Conversion Stock") of DAY RUNNER, INC. (the
                             ----------------
"Company") now owned or hereafter acquired by the undersigned as fully, to the
 -------
same extent and with the same effect as the undersigned might or could do under any applicable laws or regulations governing the rights and powers of stockholders of a Delaware corporation, in connection with (i) the election or removal of directors of the corporation as provided in Section 2(b) of that certain Shareholders Agreement, dated as of November 1, 2000 (the "Shareholders
                                                                   ------------
Agreement"), and (ii) the voting on certain matters requiring the vote of the
---------
Company's stockholders as provided in Sections 2(b) and 2(d) of the Shareholders Agreement. The undersigned hereby affirms that this proxy is given as a condition of said Shareholders Agreement and as such is coupled with an interest and is irrevocable.

     THIS PROXY IS IRREVOCABLE AND SHALL REMAIN IN FULL FORCE AND EFFECT.

     Dated as of this 1 day of November, 2000.



                                         ______________________________

                                         By ___________________________

                                         Its __________________________